Exhibit 99.1

Textainer

Group Holdings
Limited and Subsidiaries
Annual Report

2012

FINANCIAL HIGHLIGHTS

(All figures in millions of U.S. dollars except for per share data and percentage calculations)

	2012	2011	2010

Consolidated Operating Results
Total revenue (a)	$487.1	$422.8	$303.9
Income from operations	$278.4	$268.1	$171.8
Income before income tax and noncontrolling interest	$210.6	$208.5	$138.3
Net income attributable to TGH Limited common shareholders	$207.0	$189.6	$120.0
Basic net income per share	$4.04	$3.88	$2.50
Diluted net income per share	$3.96	$3.80	$2.43
Dividend per share	$1.63	$1.28	$0.99
Return on average shareholders’ equity (b)	25.6%	30.1%	22.4%
Return on average assets (b)	7.4%	9.0%	8.1%
Leverage ratio (c)	216%	220%	133%

Consolidated Financial Position
Total assets	$3,476.1	$2,310.2	$1,747.2
Long-term debt (including current portion)	$2,261.7	$1,509.2	$889.2
Total shareholders’ equity (exclude noncontrolling interest)	$1,007.5	$683.8	$583.9
Total shareholders’ equity per share	$19.65	$14.00	$12.14

Notes:

(a)	Does not include leasing revenue for containers managed but not owned by Textainer.
(b)	Average based on monthly balances.
(c)	Equity includes noncontrolling interest.
(d)	Leasing revenue and net operating income includes all managed containers, including containers not owned by Textainer.

LETTER TO SHAREHOLDERS

To Our Shareholders:

One year ago, we started this letter by noting that during 2011 we set many new records, including revenue, net income, EBITDA, fleet size, percentage of fleet owned and capital expenditures. As impressive as those records were, they did not last. Each of those 2011 records was surpassed by our strong performance during 2012. Of all the records set during 2012, perhaps the most impressive is that for the first time in our history we invested more than $1 billion in containers. Last year we purchased almost two times more new containers than we purchased on average during each of the last nine years. Textainer’s fleet now totals 2.8 million Twenty-Foot Equivalent Units (“TEU”) or 1.9 million units.

2012: Continued Record Breaking Performance

Overview

2012 saw a more consistent level of container investment spread throughout the year compared to 2011 when most of our capital expenditure occurred during the first six months of the year. We purchased containers every month and while our investment varied month to month, it was almost evenly split between the first and second halves of the year.

Total industry production for 2012 was estimated to be 2.5 million TEU of dry freight containers. We estimate that container leasing companies purchased approximately 65% of total output, continuing the trend of the last few years of leasing companies purchasing more than half of all containers produced worldwide. Indeed, we believe it is likely that more containers will be produced in 2013 than last year and that lessors will continue to purchase more than half of the total produced. These are two of the reasons we are optimistic about our prospects in 2013.

Utilization averaged 97.2% for the year. While this is below the record level of 98.3% averaged in 2011, it is the second best year in our history and evidence that the demand for containers remains strong. We expect utilization to be slightly lower on average during 2013 than last year. However, with 82% of our fleet under long-term and finance leases, we do not expect any decline to be dramatic.

Similar to 2011, container prices in 2012 increased over the first half of the year. Prices peaked at slightly more than $2,700 for a 20' standard dry freight container which was more than $200 below the peak reached in 2011. Used container prices were below their highs of 18 months ago but remained at historically attractive levels. Due to the overall high level of utilization and limited supply of containers being disposed during most of the year, used container prices averaged $1,500-1,600 for a 20' container during 2012.

We continued to grow our refrigerated container fleet, purchasing more than 21,000 TEU of refrigerated containers in 2012, an 18% increase over 2011. Refrigerated containers today account for 10% of our fleet on a Cost Equivalent Unit (“CEU”) basis. Unlike dry freight containers, we purchased significantly more refrigerated containers during the first half of the year than the second half. We now operate a fleet of approximately 65,000 TEU of refrigerated containers with an average age of 2.5 years.

TEXTAINER GROUP HOLDINGS LIMITED 2012 ANNUAL REPORT l 1

TO OUR SHAREHOLDERS (continued)

Record Performance

It is worth repeating that the following records set during 2012 bettered 2011 results that were impressive records at the time they were set.

•

Record Capex: We invested a record of almost $1.2 billion, an increase of more than 25% over 2011, for 548,000 TEU of owned and managed, new and used containers, including $192 million for purchases from our managed fleet. Purchases of managed containers are especially attractive as they are already on-lease and are immediately accretive to earnings;

•	Record Topline: Revenues of $487 million, an increase of 15% over 2011. Rental billings on both our owned and managed fleets totaled $591 million;

•	Record Bottomline: Net income attributable to common shareholders was $207 million, an increase of 9% over the prior year;

•

Record Asset Ownership: We own 73% of our fleet today compared to 59% one year ago. 91% of our 2012 capital expenditure was for our own fleet. Owning a container is generally more profitable than managing a container; and

•	Record Percentages of Long-Term and Finance Leases: 82% of our fleet is subject to long-term and finance leases, reducing utilization volatility and providing greater stability to our cash flow.

These record results are the reason why our return on equity for 2012 was 26%. Indeed, each year since 2010 our financial results have set records that were then broken the subsequent year. This is one of the primary reasons why Textainer’s annual return on equity has averaged 23% since we went public in 2007. Our return on equity is even more impressive when you consider that we are the least levered of all of our public competitors.

Liquidity

In order to remain the most reliable supplier of new containers and to have the flexibility to take advantage of investment opportunities when they arise, such as the purchase of a managed fleet or the acquisition of another container lessor, we maintain a liquid and flexible balance sheet. Our strong financial results and limited leverage, with a debt-to-equity ratio of 2.2:1, have facilitated our access to the capital markets when and as needed and at very competitive terms.

In September we accessed the equity markets for the first time since our 2007 initial public offering (“IPO”), raising a total of $272 million via the sale of $193 million of primary and $79 million of secondary shares. A portion of the proceeds we received were used for $309 million of fourth-quarter investments in new containers, purchases from our managed fleet and purchase lease-back transactions. Our ability to rapidly invest part of the proceeds benefited all shareholders.

During 2012, we executed $2.2 billion in debt financings providing $1.1 billion of incremental borrowing capacity. The debt markets were favorable throughout the year and financing rates continued to improve.

Dividends

Textainer paid a total of $1.63 per share in dividends in 2012, an increase of 27% over the $1.28 per share paid in 2011, and declared a $0.45 per share dividend in the first quarter of 2013. This is Textainer’s twelfth consecutive quarterly dividend increase. Since our IPO in October 2007, we are the only public container lessor to have maintained a stable or increasing dividend every quarter. We have paid dividends for 24 consecutive

TEXTAINER GROUP HOLDINGS LIMITED 2012 ANNUAL REPORT l 2

TO OUR SHAREHOLDERS (continued)

years. Dividends have averaged 44% of adjusted net income since the IPO, rewarding our shareholders while enabling Textainer to retain capital for growth. We consider dividends to be an important part of the return we provide to our shareholders.

Outlook for 2013

There are many reasons to be optimistic about 2013.

•	Manufacturers expect to produce 2.7 million TEU during 2013 compared to an estimated 2.5 million TEU produced during 2012.

•	Lessors expect to continue to purchase more than half of the total production.

•

20' container prices are currently between $2,300-2,400 and are projected by many to increase over the first half of the year. Prices at these levels not only encourage shipping lines to lease instead of buy but also help support residual values and higher fleet utilization.

•	Sales prices for older containers are projected to be similar to 2012 levels which, although lower than 2011, are very attractive compared to average prices achieved over the last five years.

•

World trade is projected to grow 4-6%. There is optimism that certain trade lanes, such as Intra-Asia, Asia-Africa, and Asia-Latin America, could be stronger than expected and result in even higher growth.

•

In general the financial performance of shipping lines was stronger during 2012 than 2011. 2013 is expected to be at least as good as 2012 but achieving consistent profitability remains a challenge and capital available for investment in containers may be limited.

•

We saw a marked increase during the last half of 2012 in shipping line disposals of old containers. This increased level of disposals has continued in 2013, not only providing opportunities for purchase lease-back and trading deals but also creating demand for replacement containers.

While the overall outlook for our industry is compelling, we cannot ignore areas of potential concern.

•	Yields on new container investments remain under pressure given the liquidity available to almost all container lessors. As a result, we are being selective in determining which deals to pursue.

•

We believe the overall credit risk of container shipping lines has improved materially over the past several years. However, if trade growth this year is significantly worse than expected or if one or several shipping lines’ focus on profits reverts to a focus on market share, the credit profile of the industry could decline.

•

The outlook for achieving increases in freight rates is mixed. Idle vessel inventory is currently at 4-5%. New vessel capacity scheduled for delivery in 2013 is estimated to equal 10% of the existing fleet. Given a projected growth in trade of 4-6%, effective capacity management will be critical if shipping lines are to achieve freight rate increases this year. Higher freight rates improve the credit quality of the industry and help ensure shipping lines pay invoices on time.

We are optimistic that 2013 will be another good year for the industry in general and Textainer in particular. We invested $1.2 billion over the course of last year in new and used containers. We expect to continue our focus on organic growth during 2013.

Investments in new and managed containers, purchase lease-backs of shipping line containers, trading deals and acquisitions of unrelated container fleets will all be pursued during 2013. Indeed, we are already off to a good start with over $160 million invested year-to-date. Furthermore, we will have the benefit of a full year of cash flow from the new and managed containers we purchased late last year.

TEXTAINER GROUP HOLDINGS LIMITED 2012 ANNUAL REPORT l 3

TO OUR SHAREHOLDERS (continued)

We would like to thank our shareholders for their commitment, our customers for their trust, our suppliers for their service and our employees for their dedication. Without the support of all of you, we could not have achieved these results.

Neil I. Jowell	Philip K. Brewer
CHAIRMAN OF THE BOARD	PRESIDENT AND CHIEF EXECUTIVE OFFICER

This Annual Report contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding our belief that container fleet utilization will be slightly lower on average during 2013 but we do not expect any decline to be dramatic, expected container production in 2013, the expectation that lessors will continue to purchase more than half of total production, expected future pricing for new and older containers, world trade growth in 2013, expected new vessel capacity in 2013 and the general financial performance of shipping lines in 2013. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of such risks and uncertainties, see Item 3, “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

Textainer’s views, estimates, plans and outlook as described within this Annual Report may change subsequent to the release of this Annual Report, Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

This Annual Report contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

TEXTAINER GROUP HOLDINGS LIMITED 2012 ANNUAL REPORT l 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission file number 001-33725

Textainer Group Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(Address of principal executive offices)

Christopher C. Morris

Textainer Group Holdings Limited

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

ccm@textainer.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,754,529 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes   ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐     No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes   ☒     No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes   ☒     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐             Accelerated filer   ☒            Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

In this Annual Report on Form 20-F, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the Company,” “we,” “us” and “our” refer, as the context requires, to Textainer Group Holdings Limited, which is the registrant and the issuer of the class of common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or Textainer Group Holdings Limited and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African investment holding company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares (such interest, “beneficiary interest”). See Item 4, “Information on the Company” for an explanation of the relationship between Trencor and us.

Dollar amounts in this Annual Report on Form 20-F are expressed in thousands, unless otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information — Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements include, among others, statements regarding: (i) our belief that the outlook for 2013 for our industry remains attractive; (ii) our belief that shipping lines are likely to remain dependent on container lessors for the majority of their container needs due to limitations on both the cash they have available for investment and the funding provided by their banks; (iii) our expectation that shipping lines will continue their recent increase in disposals, which provides us opportunities for purchase leaseback and trading business as well as increases the demand for new replacement containers; (iv) our belief that the container industry’s outlook, coupled with our strong balance sheet and access to financing, attractively positions us to maintain our market leading position; (v) our belief that, while we expect our average utilization in 2013 to be below 2012’s level, it should remain high since 82% of our fleet is subject to long-term and finance leases; (vi) our expectation that we will grow our finance lease and purchase leaseback business in 2013; (vii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months; and (ix) our expectation that we will generate sufficient operating cash flow to meet our ongoing contractual obligations in the forseeable future.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” and elsewhere in this Annual Report on Form 20-F.

We believe that it is important to communicate our future expectations to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors,” as well as any cautionary language in this Annual Report on Form 20-F, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” and elsewhere in this Annual Report on Form 20-F could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Annual Report on Form 20-F as a result of new information, future events or developments, except as required by federal securities laws. You should read this Annual Report on Form 20-F and the documents that we reference and have filed as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Annual Report on Form 20-F are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” in this Annual Report on Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2012, 2011 and 2010 and under the heading “Balance Sheet Data” as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included in Item 18, “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2009 and 2008 and under the heading “Balance Sheet Data” as of December 31, 2010, 2009 and 2008 are audited and have been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The data presented below under the heading “Other Financial and Operating Data” are not audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$383,989	$327,627	$235,827	$189,779	$198,600
Management fees	26,169	29,324	29,137	25,228	28,603
Trading container sales proceeds	42,099	34,214	11,291	11,843	36,294
Gains on sale of containers, net	34,837	31,631	27,624	12,111	17,821

Total revenues	487,094	422,796	303,879	238,961	281,318

Operating expenses:
Direct container expense	25,173	18,307	25,542	39,062	25,709
Cost of trading containers sold	36,810	29,456	9,046	9,721	28,581
Depreciation expense	104,844	83,177	58,972	48,473	48,900
Amortization expense	5,020	6,110	6,544	7,080	6,979
General and administrative expense	23,015	23,495	21,670	20,304	20,991
Short-term incentive compensation expense	5,310	4,921	4,805	2,924	4,257
Long-term incentive compensation expense	6,950	5,950	5,318	3,575	3,148
Bad debt expense, net	1,525	3,007	145	3,304	3,663
Gain on sale of containers to noncontrolling interest	—	(19,773)	—	—	—

Total operating expenses	208,647	154,650	132,042	134,443	142,228

Income from operations	278,447	268,146	171,837	104,518	139,090

	Fiscal Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(72,886)	(44,891)	(18,151)	(11,750)	(26,227)
Gain on early extinguishment of debt	—	—	—	19,398	—
Interest income	146	32	27	61	1,482
Realized losses on interest rate swaps and caps, net	(10,163)	(10,824)	(9,844)	(14,608)	(5,986)
Unrealized gains (losses) on interest rate swaps and caps, net	5,527	(3,849)	(4,021)	11,147	(15,105)
Bargain purchse gain	9,441	—	—	—	—
Other, net	44	(115)	(1,591)	35	(203)

Net other (expense) income	(67,891)	(59,647)	(33,580)	4,283	(46,039)

Income before income tax and noncontrolling interest	210,556	208,499	138,257	108,801	93,051
Income tax (expense) benefit	(5,493)	(4,481)	(4,493)	(3,471)	871

Net income	205,063	204,018	133,764	105,330	93,922
Less: Net loss (income) attributable to the noncontrolling interest	1,887	(14,412)	(13,733)	(14,554)	(8,681)

Net income attributable to Textainer Group Holdings Limited common shareholders	$206,950	$189,606	$120,031	$90,776	$85,241

Net income per share:
Basic	$4.04	$3.88	$2.50	$1.90	$1.79
Diluted	$3.96	$3.80	$2.43	$1.88	$1.78
Weighted average shares outstanding:
Basic	51,277	48,859	48,108	47,761	47,605
Diluted	52,231	49,839	49,307	48,185	47,827
Other Financial and Operating Data (unaudited):
Cash dividends declared per common share	$1.63	$1.28	$0.99	$0.92	$0.89
Purchase of containers and fixed assets	$1,087,489	$823,694	$402,286	$137,387	$305,251
Utilization rate(1)	97.20%	98.30%	95.40%	87.20%	94.80%
Total fleet in TEU (as of the end of the period)	2,775,034	2,469,039	2,314,219	2,239,037	2,043,778
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$100,127	$74,816	$57,081	$56,819	$74,190
Containers, net	2,916,673	1,903,855	1,437,259	1,061,866	999,411
Net investment in direct financing and sales-type leases	216,887	110,196	91,341	80,551	91,719
Total assets	3,476,080	2,310,204	1,747,207	1,360,023	1,303,767
Long-term debt (including current portion)	2,261,702	1,509,191	889,197	686,896	724,643
Total liabilities	2,429,947	1,625,278	1,076,640	786,758	795,760
Total Textainer Group Holdings Limited shareholders’ equity	1,007,503	683,828	583,882	500,313	449,609
Noncontrolling interest	38,630	1,098	86,685	72,952	58,398

(1)	We measure the utilization rate on the basis of CEU on lease, using the actual number of days on-hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Annual Report on Form 20-F, including our financial statements and the related notes thereto, before you decide to buy, hold or sell our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Related to Our Business and Industry

The demand for leased containers depends on many factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and sourcing capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur. Other material factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerized goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and currency exchange rates;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation, withdrawal or insolvency of individual container shipping lines;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade, such as the 2011 earthquake and tsunami in Japan; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. In addition, many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business, results of operations and financial condition.

Any deceleration or reversal of the current domestic and global economic recoveries may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

The past several years have been characterized by weak domestic and global economic conditions, inefficiencies and uncertainty in the credit markets, a low level of liquidity in many financial markets and extreme volatility in many equity markets and increasing sovereign credit risks. Although these conditions appear to be somewhat abating and domestic and global growth seems to be underway, it is not yet clear whether a sustainable recovery is currently taking place domestically or internationally. Any deceleration or reversal of the relatively slow and modest domestic and global economic recoveries could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects, including the following:

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Containerized cargo volume growth — A contraction or slowdown in containerized cargo volume growth or negative containerized cargo volume growth would likely create lower utilization, higher direct costs, weaker shipping lines going out of business, pressure for us to offer lease concessions and lead to a reduction in the size of our customers’ container fleets.

•

Credit availability and access to equity markets — Issues involving liquidity and capital adequacy affecting lenders could affect our ability to fully access our credit facilities or obtain additional debt and could affect the ability of our lenders to meet their funding requirements when we need to borrow. Further, a high level of volatility in the equity markets could make it difficult for us to access the equity markets for additional capital at attractive prices, if at all. If we are unable to obtain credit or access the capital markets, our business could be negatively impacted.

•

Credit availability to our customers — We believe that many of our customers are reliant on liquidity from global credit markets and, in some cases, require external financing to fund their operations. As a consequence, if our customers lack liquidity, it would likely negatively impact their ability to pay amounts due to us.

Lease and/or utilization rates may decrease, which could harm our business, results of operations and financial condition.

We compete mostly on price and the availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of, and demand for, containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates and the availability of financing for leasing companies;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the quantity of containers available for lease by our competitors; and

•	lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and the over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreased utilization rates. Additionally in 2012, container leasing companies, including us, raised substantial amounts in the debt and equity markets and this increased availability of funds, given a limited demand for containers, may contribute to downward pressure on lease rates. The impact to us of any future decrease in lease rates may be more severe than past rate decreases due to the substantial growth in our owned fleet in the past few years and the relatively high prices paid for new containers in the past year that were initially leased at historically high rates. If future market lease rates decrease, revenues generated by our fleet will likely be adversely affected, which could harm our business, results of operations, cash flows and financial condition.

Lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and to indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

We believe that there is the continued risk of lessee defaults in 2013. While shipping lines were generally successful in raising freight rates on the major trade lanes during 2012, most rates have subsequently declined. Additionally, excess vessel capacity due to new ship production and the re-activation of previously laid up vessels will continue to be a factor in 2013. High fuel costs also continue to impact the financial performance of shipping lines. Most major shipping lines reported improved financial performance in 2012 from the large losses suffered in 2011, but profits have been modest and not consistent. While containerized trade grew modestly in 2012, it was not sufficient to fully utilize the increased vessel capacity and some trade lanes experienced trade declines. Existing excess vessel capacity and continued new vessel deliveries are expected to continue to pressure freight rates for some time. As a result we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults by our customers.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. Any such future defaults could harm our business, results of operations and financial condition.

Sustained reduction in the prices of new containers could harm our business, results of operations and financial condition.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

If we are unable to lease our new containers shortly after we purchase them, our business, results of operations, cash flows and financial condition may be harmed.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel, a major component used in the manufacture of new containers. In the past five years, prices for new standard 20’ dry freight containers have moved in a wide range, with prices experiencing increases and decreases over 50% during this time. Our average new container cost per CEU decreased 6.8% during 2012. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the higher cost of the previously purchased containers. Additionally, if we believe new container prices are attractive, we may determine to purchase more containers than we have immediate demand for if we expect container prices or lease rates may rise. If prices do not rise or new container demand weakens, we may be unable to lease this speculative inventory on attractive terms or at all. Declines in new container prices, lease rates, or the inability to lease new containers could harm our business, results of operations and financial condition.

We face risks associated with re-leasing containers after their initial long term lease.

Containers have a useful economic life that is generally between 12 and 15 years. When we purchase newly produced containers, we typically lease them out under long-term leases with terms of 3 to 5 years at a lease rate that is correlated to the price paid for the container. As containers leased under term leases are not leased out for their full economic life, we face risks associated with re-leasing containers after their initial long term lease at a rate that continues to provide a reasonable economic return based on the initial purchase price of the container. If prevailing container lease rates decline significantly between the time a container is initially leased out and when its initial long term lease expires, or if overall demand for containers declines, we may be unable to earn a sufficient lease rate from the re-leasing of containers when their initial term leases expire. This could materially adversely impact our results and financial performance.

Sustained reduction in the production of new containers could harm our business, results of operations and financial condition.

The lack of new production of standard dry freight containers from the fourth quarter of 2008 through the end of 2009, combined with continued retirement of older containers in the ordinary course, led to a decline in the world container fleet of approximately 4% in 2009, creating a shortage of containers as worldwide cargo volumes increased by 12.0% in 2010 and 8.6% in 2011. During the period of decline in the world container fleet, container manufacturers lost up to 60% of their skilled work force due to long shutdowns, and had limited production capacity in 2010 as they had to hire and train a new skilled work force. Although manufacturers resumed production in 2011 and continued steady production in 2012, if there is a sustained reduction in the production of new containers, it could impact our ability to expand our fleet, which could harm our business, results of operations and financial condition.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any material increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, increased labor costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer for our supply of containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. Due to consolidation in the container manufacturing industry, two major manufacturers have approximately 70% of that industry’s market share. This market structure lead to spikes in container prices in 2011 and in 2012. If the increased cost of purchasing containers is not matched by a corresponding increase in lease rates, our business, results of operations and financial conditions would be harmed.

A contraction or slowdown in containerized cargo growth or negative containerized cargo growth would lead to a surplus of containers and a lack of storage space, which could negatively impact us.

We depend on third party depot operators to repair and store our equipment in port areas throughout the world. Growth in the world’s container fleet has significantly outpaced growth in depot capacity and even in the current period of historically high utilization, we are experiencing limited depot capacity in certain major port cities, including Singapore, Hong Kong and Pusan. Additionally, the land occupied by depots is increasingly being considered prime real estate, as it is costal land in or near major cities, and this land may be developed into other uses or there may be increasing restrictions on depot operations by local communities. This could increase depots costs and in some cases force depots to relocate to sites further from the port areas. If these changes affect a large number of our depots, or if we experience a period of lower container utilization, it could significantly increase the cost of maintaining and storing our off-hire containers. Additionally, if depot space is unavailable, we may be unable to accept returned containers from lessees, which may cause us to breach our lease agreements.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations after a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

We derive a substantial portion of our leasing revenue from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business, results of operations and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our leasing revenue and cash flow from a limited number of container lessees. Lease billings from our 25 largest container lessees by revenue represented $457.0 million or 77.3% of the total fleet billings during 2012, with lease billings from our single largest container lessee accounting for $71.2 million, or 12.0% of container lease billings during such fiscal year. Given the high concentration of our customer base, a default by any of our largest customers would result in a major reduction in our leasing revenue, large repossession expenses, potentially large lost equipment charges and a material adverse impact on our performance and financial condition.

The introduction of very large container ships (10,000 TEU+) on the major trade lanes may lead to further industry consolidation, an even greater reliance by us on our largest customers, and negatively impact the performance of smaller and mid-size shipping lines. Several of the largest shipping lines have invested heavily in these very large ships and reportedly have achieved meaningful unit cost advantages and increased market shares on the major trade lanes. In response, some smaller shipping lines have started to exit the major trade lanes, while others are seeking to form closer operating partnerships.

We face extensive competition in the container leasing industry and our lessees may decide to buy, rather than lease their containers.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business may be attracted by the high rate of containerized trade growth and the recent financial performance of the publicly traded leasing companies. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Additionally, the management agreements under which we manage containers for other parties do not restrict these container owners from having other container fleets managed by competing leasing companies or from directly competing with us.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their container equipment. Shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. In part due to constraints on their financing and desire to allocate capital to new ship purchases and port terminals, in recent years, shipping lines have significantly reduced their purchases of new containers. In 2012 approximately 65% of all shipping containers were purchased by leasing companies and in 2013 we estimate that leasing companies might purchase up to 70% of all shipping containers produced. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenues, increased storage costs and increased positioning costs. A decrease in the portion of leased containers would also reduce our investment opportunities and significantly constrain our growth.

Our results of operations are subject to changes resulting from the political and economic policies of the PRC and economic activity in the PRC.

A substantial portion of our containers are leased out from locations in the PRC. The main manufacturers of containers are also located in the PRC. The political and economic policies of the PRC and the level of economic activity in the PRC may have significant impact on our company and our financial performance.

Changes in the political leadership of the PRC may have a significant effect on laws and policies that impact economic growth and trade and the corresponding need for containers to ship goods from the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

A large number of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In 2012, approximately 32.2% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. Almost all container manufacturing facilities from which we purchased our containers in 2012 are located in the PRC. A reduced rate of economic growth, changes to economic policy or political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us and even if legal judgments are obtained, collection may be difficult.

We currently purchase almost all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers are leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights that we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

In addition, as our containers are used in trade involving goods being shipped to locations throughout the world, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. Additionally, even if we are successful in obtaining judgments against defaulting lessees, these lessees may have limited owned assets and/or heavily encumbered assets and the collection and enforcement of a monetary judgment may be unsuccessful. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 64% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2012. Accordingly, a significant amount of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. During 2012, 2011 and 2010, 36%, 36% and 34%, respectively, of our direct container expenses were paid in 18 different foreign currencies. A decrease in the value of the U.S. dollar against non-U.S. currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business, results of operations and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk and increasing our owned fleet entails increasing our debt, which could result in financial instability.

Ownership of containers entails greater risk than management of containers for container investors. In 2012, we increased the percentage of containers in our fleet that we own from 59% at the beginning of the year to 73% at the end of the year. The increased number of containers in our owned fleet, increases our exposure to financing costs, financing risks, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we focus on increasing the number of owned containers in our fleet and we therefore expect our ownership risk to increase correspondingly.

As we increase the number of containers in our owned fleet, we will likely have more capital at risk and may need to maintain higher debt balances. For example, our total debt increased from $1,509.2 million at the start of 2012 to $2,261.7 million at the end of 2012. Additional borrowings may not be available under our revolving credit facilities or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business or may not have access on attractive terms. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container ownership portion of our business.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition.

A substantial portion of our containers are used in trade involving goods being shipped from the PRC and other Asian countries to the United States, Europe or other regions. The willingness and ability of international consumers to purchase foreign goods is dependent on political support, in the United States, Europe and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for foreign goods is related to price; if the price differential between foreign goods and domestically-produced goods were to decrease due to increased tariffs on foreign goods, strengthening in the applicable foreign currencies relative to domestic currencies, rising wages, increasing input or energy costs or other factors, demand for foreign goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade. The current regime of relatively free trade may not continue.

The international nature of the container shipping industry exposes us to numerous risks.

We are subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

One or more of these factors or other related factors may impair our current or future international operations and, as a result, harm our business, results of operations and financial condition.

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial condition could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges, purchases and disposals of containers and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses or cyber-attacks. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

Consolidation, shipping line alliances, and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Shipping lines also form alliances to share vessel space. Consolidation of major container shipping lines and these alliances could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture or purchase their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

Gains and losses associated with the disposition or trading of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful economic lives in marine service or when we believe it maximizes the projected financial return, considering the location, sale price, cost of repair, possible repositioning expenses, earnings prospects and remaining useful life. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. Any such fluctuations could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

In addition to disposing of our fleet’s used containers at the end of their useful economic life, we opportunistically purchase used containers for resale from our shipping line customers and other sellers. If the supply of equipment becomes limited because these sellers develop other means for disposing of their equipment or develop their own sales network, our equipment trading revenues and our profitability could be negatively impacted. If selling prices rapidly deteriorate and we are holding a large inventory that was purchased when prices for equipment were higher, then our gross margins from trading could decline or become negative.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. As of December 31, 2012, we had outstanding indebtedness of $2,261.7 million under our debt facilities. There is no assurance that we will be able to refinance our outstanding indebtedness on terms that we can afford or at all. If we are unable to refinance our outstanding indebtedness, or if we are unable to increase the amount of our borrowing capacity, it could limit our ability to grow our business.

The amount of our indebtedness, and the terms of the related indebtedness (including interest rates and covenants), could have important consequences for us, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments, dividends, and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•	make it more difficult for us to satisfy our current or future debt obligations;

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any failure to comply with our debt obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness, fund future capital expenditures, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

The terms of our debt facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our revolving credit facilities, secured debt facility and bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our common shares;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	incur liens;

•	sell certain assets or merge with or into other companies or acquire other companies;

•	enter into certain transactions with shareholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including a breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

If we are unable to enter into interest rate swaps and caps on reasonable commercial terms or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facilities and our secured debt facility and intend to use borrowings under our revolving credit facilities and our secured debt facility for such funding in the future. All of our outstanding debt, other than the $373.3 million and $340.0 million in aggregate principal amount under TMCL’s Series 2012-1 Fixed Rate Asset Backed Notes and Series 2011-1 Fixed Rate Asset Backed Notes, respectively, are subject to variable interest rates. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate. There can be no assurance that interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. Moreover, our interest rate swap agreements are subject to counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. While we monitor our counterparties’ credit ratings on an on-going basis, we cannot be certain that they will stay in compliance with the related derivative agreements and not default in the future. If we are unable to obtain interest rate caps and swaps or if a counterparty under our interest rate swap and cap agreements defaults, our exposure associated with our variable rate debt could increase.

Use of counterfeit and improper refrigerant in refrigeration machines for refrigerated containers could cause irreparable damage to the refrigeration machines, death or personal injury, and materially impair the value of our refrigerated container fleet.

In 2011 and 2012, there were reports of counterfeit and improper refrigerant gas being used to service refrigeration machines in depots in Asia. The use of this counterfeit gas has led to the explosion of several refrigeration machines within the industry. Several of these incidents have resulted in personal injury or death, and in all cases, the counterfeit gas has led to irreparable damage to the refrigeration machines.

Safer testing procedures have been developed and are being implemented by refrigeration manufacturers and industry participants in order to determine whether counterfeit or improper gas has been used to service a refrigeration machine. However, the implementation of these testing procedures has only recently commenced and there can be no assurance that these procedures will prove to be reliable and cost effective. If the recently developed tests and industry procedures are not proven safe and effective or if the use of such counterfeit and improper refrigerant is more widespread than currently believed or other counterfeit refrigerant issues emerge, the value of our refrigerated container fleet and our ability to lease refrigerated containers could be materially impaired and could therefore have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we might be subject to claims for damages by parties injured from contaminated refrigeration machinery operated by our lessees which may materially adversely affect us.

If our insurance is inadequate or if we are unable to obtain insurance, we may experience losses.

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our depots are also required to maintain insurance and indemnify us against losses. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers. Lessees’ and depots’ insurance policies and indemnity rights may not protect us against losses. Our own insurance may prove to be inadequate to prevent against losses or in the future coverage may be unavailable or uneconomic, and losses could arise from a lack of insurance coverage.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

In applying these tests, we are treated as owning or generating directly our pro rata share of the assets and income of any corporation in which we own at least 25% by value. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised.

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after the IPO date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Textainer Group Holdings Limited is a Bermuda company, and we believe that a significant portion of the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax, or in many other countries in which we conduct activities or in which our customers or containers are located. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the U.S. Internal Revenue Service will conclude that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax. In October 2012, we were notified that the 2010 United States tax returns for TGH and its U.S. subsidiary, Textainer Equipment Management (U.S.) Limited, were selected for examination. These examinations, or future examinations of tax returns filed in the U.S., may result in additional tax liabilities being imposed on us and may materially adversely affect our financial results and operations.

Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes now or in the future.

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. This contract also contains an “assured access” clause that requires us to provide as many containers as the military requests, without a cap. If we do not perform under this “assured access” clause we may incur financial penalties. To date, we have met the requirements of the “assured access” clause and no penalties have occurred. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in making any future awards. Accordingly, we cannot be certain that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than intended.

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the SDDC contract;

•	reduce the scope and value of the SDDC contract;

•	audit our performance under the SDDC contract and our compliance with various regulations; and

•	change certain terms and conditions in the SDDC contract.

In addition, the U.S. military may terminate the SDDC contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the SDDC contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were to be made against us.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs and we face risks from our two joint ventures.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd (“TW”), was formed between TL and Wells Fargo Container Corp, a wholly-owned subsidiary of Wells Fargo and Company. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. As we do not own the majority of TW, we face risks associated with investing in an entity that we do not control and it is possible that the interests of the controlling stockholder could be different from our interests. Conflicts between us and the controlling stockholder of TW could result in litigation, an inability to operate TW, lost business opportunities for TW and us, and other problems that might have a material adverse impact on us as a whole.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”). TAP Funding owns a fleet of containers under our management. TAP Funding is governed by members and management agreements. TL has two voting rights and TAP Ltd, the 49.9% shareholder, has one voting right in TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP Ltd has one seat on TAP Funding’s board of directors. While we own the majority of TAP Funding, we face risks associated with TAP Funding’s structure that requires both shareholders to agree on certain significant matters such as debt financing, mergers and liquidation. It is possible that the interests of the other shareholder could be different from our interests. Conflicts between us and the other shareholder of TAP Funding could result in litigation, an inability to finance and operate TAP Funding, and other problems that might have a material adverse impact on us as a whole.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A material percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have an impact on our profitability in that period. Our ability to continue to attract new management contracts depends upon a number of factors, including our willingness to allocate a portion of our new container purchases to container investors, our ability to lease additional containers on attractive lease terms and to efficiently manage the repositioning, storage and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

Our senior executives are critical to the success of our business and any inability to retain them or recruit and successfully integrate new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with an average of 15 years of service with us. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business.

In October 2011, our then President and Chief Executive Officer, John Maccarone, retired and Philip Brewer was promoted to this position. At that time, Robert Pedersen was promoted to be the President and Chief Executive Officer of Textainer Equipment Management Limited, the wholly-owned subsidiary which provides container management, acquisition and disposition services for us. In September 2011, we hired Daniel Cohen as our Vice President and General Counsel, a new position. In January 2012, we hired Hilliard Terry, III, as our Executive Vice President and Chief Financial Officer, and Ernest Furtado, who previously held this position, became our Senior Vice President and Chief Accounting and Compliance Officer. Our success depends on the successful integration and performance of our newly hired officers and on the successful performance of our long-standing officers in their new positions.

Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruit new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have “at will” employment agreements with all of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) to identify the owner/operator and each container has a unique prefix and serial number, there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interests in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of containers.

We may incur costs associated with new cargo security regulations, which may adversely affect our business, results of operations and financial condition.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Environmental liability and regulations may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under or compliance with environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

Environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A refrigerant. While R134A does not contain CFC’s, the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted.

Container production also raises environmental concerns. The floors of dry containers are plywood typically made from tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing, however, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices.

We are subject to certain U.S. laws that may impact our international operations and any investigation or determination that we violated these laws may affect our business and operations adversely.

As a Bermuda corporation that has a wholly-owned U.S. subsidiary with operations in the U.S., we are subject to certain U.S. laws that may impact our international operations. We are subject to the regulations imposed by the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We are also subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination or investigation into violations of these laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective, and we may be subject to a significant loss in a successful litigation by a container investor.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen and transporters may come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We may not always pay dividends on our common shares or our dividends could be reduced.

We may not be able to pay future dividends, or we may need to reduce our dividend, because dividends depend on future earnings, capital requirements, and financial condition. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year, in each quarter of a year, or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our wholly-owned subsidiary, Textainer Limited’s (“TL”) revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid). The reduction, suspension or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

The calculation of our income tax expense requires significant judgment and the use of estimates.

We periodically assess tax positions based on current tax developments, including enacted statutory, judicial and regulatory guidance. In analyzing our overall tax position, consideration is given to the amount and timing of recognizing income tax liabilities and benefits. In applying the tax and accounting guidance to the facts and circumstances, income tax balances are adjusted appropriately through the income tax provision. We account for income tax positions on uncertainties by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained and maintain reserves for income tax positions we believe are not more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. However, due to the significant judgment required in estimating those reserves, actual amounts paid, if any, could differ significantly from these estimates.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with GAAP. The Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) are expected to issue a new

Exposure Draft on lease accounting in the first half of 2013 that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Some lessees find leasing attractive because under current GAAP they are not required to include the value (and associated liabilities) of equipment leased under operating leases on their balance sheets, thus improving certain financial metrics. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses, including eliminating for lessees the financial statement benefit of entering into operating leases, which might have an adverse effect on our business.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from an intra-day low of $4.23 per share to an intra-day high of $43.96 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet analysts’ earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	impact of global financial crises or stock market disruptions.

Recently and in the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of our common shares, which could cause a decline in the value of your investment in our common shares. In addition, the trading price of our common shares could decline for reasons unrelated to our business or financial results, including in reaction to events that affect other companies in our industry even if those events do not directly affect us. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our major shareholders, Halco Holdings Inc., is a company owned by a trust in which Trencor and certain of its affiliates are discretionary beneficiaries and could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 48.5% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Five of our ten directors are also directors of Trencor. Halco may have interests that are different from other shareholders. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Affiliates of Halco and Trencor may compete with us and compete with some of our customers.

Halco and Trencor, through their affiliates, are free to compete with us, and have engaged in the past and will likely continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an affiliate of Halco, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a majority of its containers, we expect that we will continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Five of our ten directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us and Trencor, including matters arising under our agreements with Trencor and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses for itself and for its subsidiaries, the Code of Corporate Practices and Conduct in the King III Report on Corporate Governance. The King III Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to or be required to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares.

Our ability to issue securities in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements.

Trencor, a South African company listed on the JSE, has beneficiary interest in 48.5% of our issued and outstanding shares. Five of our ten directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through their approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

Trencor currently has an indirect beneficiary interest in 48.5% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries, except Textainer Equipment Management (U.S.) Limited and Textainer Equipment Management (U.S.) II LLC, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are a foreign private issuer and, as a result, under New York Stock Exchange (“NYSE”) rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•

the audit committee satisfy NYSE standards for director independence (although we must still comply with independence standards pursuant to Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;

•	we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we establish corporate governance guidelines and a code of business conduct;

•	our shareholders approve any equity compensation plans; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. Additionally, we have a company code of conduct, corporate governance guidelines, conduct performance evaluations of our board and committees, and have obtained shareholder approval for our equity compensation plan. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Required public company corporate governance and financial reporting practices and policies have increased our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

Our management may not be able to continue to meet the regulatory compliance and reporting requirements that are applicable to us as a public company. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. If we do not maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, we could suffer a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. These regulations have increased our legal and financial compliance costs, we expect the regulations to make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

Future sales of a large number of our securities into the public market, or the expectation of such sales, could cause the market price of our common shares to decline significantly.

Sales of substantial amounts of common securities into the public market, or the perception that such sales will occur, may cause the market price of our common shares to decline significantly. We filed a universal shelf registration statement on Form F-3 with the SEC that became effective on January 18, 2011. Under the shelf registration statement, we may from time to time sell common shares, preference shares, debt securities, warrants, rights and units in one or more offerings up to a total dollar amount of $550.0 million. In September 2012, we completed a sale of 8,625,000 common shares, including 2,500,000 common shares offered by a selling shareholder, Halco Holdings Inc. Following the September 2012 share offering, approximately $278 million remains available under our universal shelf registration statement. The price of our shares could be negatively impacted if we undertake additional offerings to sell securities pursuant to our universal shelf registration statement or if shareholders sell additional shares under the universal shelf registration statement. In addition, at our 2010 Annual General Meeting of Shareholders held on May 19, 2010, our shareholders approved an amendment to our 2007 Share Incentive Plan to increase the maximum number of our common shares issuable pursuant to such plan by 1,468,500 shares from 3,808,371 shares to 5,276,871 shares. The common shares to be issued pursuant to awards under our 2007 Share Incentive Plan have been registered on registration statements on Form S-8 filed with the SEC and, when issued, will be freely tradable under the Securities Act.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our issued and outstanding voting shares for certain merger or amalgamation transactions that have not been approved by our board of directors;

•

prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met;

•	authorizing our board of directors to issue blank-check preference shares without shareholder approval;

•	establishing a classified board with staggered three-year terms;

•

only authorizing the removal of directors (i) for cause by the affirmative vote of the holders of a majority of the votes cast at a meeting or (ii) without cause by the affirmative vote of the holders of 66% of the common shares then issued and outstanding and entitled to vote on the resolution; and

•	establishing advance notice requirements for nominations for election to our board of directors.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Textainer Group Holdings Limited’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH”. Textainer Group Holdings Limited’s headquarters office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08 Bermuda and our telephone number is (441) 296-2500. Our agent in the United States is Daniel W. Cohen, Textainer Group Holdings Limited, c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, CA 94108.

Textainer Group Holdings Limited has two directly-owned subsidiaries:

•

Textainer Equipment Management Limited (“TEML”), our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors; and

•	Textainer Limited (“TL”), our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via four subsidiaries:

•	Textainer Marine Containers Limited (“TMCL”), which is wholly owned by TL;

•	Textainer Marine Containers II Limited (“TMCL II”), which is wholly owned by TL;

•	TAP Funding Ltd. (“TAP Funding”), in which TL and TAP Limited (“TAP”) hold common shares of 50.1% and 49.9%, respectively, and voting rights of 66.7% and 33.3%, respectively; and

•	TW Container Leasing Ltd. (“TW”), in which TL and Wells Fargo Container Corp. (“WFC”) hold common shares and related voting rights of 25% and 75%, respectively.

Our internet website address is www.textainer.com. The information contained on, or that can be accessed through, our website is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On June 29, 2010, we extended TMCL’s secured debt facility by prepaying the Series 2000-1 Notes that comprised the secured debt facility and issuing new Series 2010-1 Notes, simultaneously increasing the aggregate commitment under this facility from $475.0 million to $750.0 million and, on March 15, 2011, we exercised an option to increase the aggregate commitment under this facility from $750.0 million to $850.0 million. The secured debt facility provides for payments of interest only during an initial two-year revolving period, with a provision for the secured debt facility to then convert to a 10-year, but not to exceed 15-year amortizing note payable. Interest on the outstanding amount due under the secured debt facility is payable monthly in arrears and equals LIBOR plus 2.75% during an initial two-year revolving period. There is also a commitment fee of 0.75% on the unused portion of the secured debt facility until December 31, 2010, which was payable monthly in arrears. After December 31, 2010, during the remainder of the two-year revolving period, the commitment fee on the unused portion of the secured debt facility will be 0.75% if total borrowings under the secured debt facility equal 50% or more of the total commitment or 1.00% if total borrowings are less than 50% of the total commitment.

On November 1, 2010, we purchased approximately 23,400 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a purchase price of $36.4 million.

Effective January 18, 2011, we filed a universal shelf registration statement on Form F-3 with the SEC, under which we may sell common shares, preference shares, debt securities, warrants, rights and units in one or more offerings up to a total dollar amount of $550.0 million.

In 2011, we completed purchase-leaseback transactions for approximately 25,200 containers with a shipping line for a total purchase price of $29.0 million. The purchase prices and leaseback rental rates were below market rates. The purchase price was allocated based on the fair value of the assets and liabilities acquired.

On May 16, 2011, we purchased approximately 113,500 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a purchase price of $183.3 million.

On June 22, 2011, we issued $400.0 million aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71.1 million. We accounted for this transaction as a reduction in the related noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67.3 million of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. We recognized a noncash gain on sale of containers to noncontrolling interest of $19.8 million for the year ended December 31, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67.3 million of TMCL’s secured debt facility. TL also paid an additional $8.0 million of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest. TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. We have consolidated TMCL since the inception of the entity in 2001.

On August 5, 2011, a joint venture, TW (a Bermuda company), was formed between TL and WFC. The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $425.0 million for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases. Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases. Based on the combined design and provisions of TW’s members, credit and management agreements, we determined that TW is a variable interest entity and that we are the primary beneficiary of TW by virtue of our role as manager of the vehicle and our equity ownership in the entity. Accordingly, we include TW’s financial statements in our consolidated financial statements and account for the equity owned by WFC in TW as a noncontrolling interest in our consolidated balance sheet and statement of income.

On February 3, 2012, TMCL entered into a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the conversion date of TMCL’s secured debt facility if the facility was not refinanced or terminated on or prior to its conversion date. The purpose of the commitment letter was to maintain TMCL’s current credit ratings on its bonds issued in 2005 and 2011. The purpose of the letter of credit was to supplement the bonds and TMCL’s secured debt facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the letter of credit, payable monthly in arrears, would have been one-month LIBOR plus 5.50% to 6.50% per annum for the five-year period following the conversion date and one-month LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500, which was paid in full upon issuance of the commitment letter on February 3, 2012, and an unused fee on the commitment letter, payable in arrears, of 0.25% per annum, from February 3, 2012 through the conversion date and 0.625% per annum thereafter. The commitment letter was terminated on May 1, 2012 and the letter of credit was never issued.

On April 18, 2012, we issued $400.0 million aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. We are not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to the payment date occurring in May 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of TMCL’s secured debt facility, and for general corporate purposes.

On May 1, 2012, TMCL II entered into a secured debt facility that provides for an aggregate commitment amount of up to $1.2 billion and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate TMCL’s Secured Debt Facility. TMCL II’s secured debt facility provides for payments of interest only during an initial two-year revolving period, with a provision that if not renewed the secured debt facility will partially amortize over a five year period and then mature. The interest rate on the secured debt facility, payable monthly in arrears, is one-month LIBOR plus 2.625% until May 1, 2014. There is also a commitment fee of 0.75% on the unused portion of the secured debt facility, which is payable monthly in arrears. If the secured debt facility is not refinanced or renewed prior to May 1, 2014, the interest rate will increase to one-month LIBOR plus 3.625%.

On August 1, 2012, we purchased approximately 30,300 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing and sales-type leases, accounts payable and accrued expenses for a purchase price of $65.4 million.

On September 19, 2012, we completed an underwritten public offering of an aggregate of 8,625,000 of our common shares at a price to the public of $31.50 per share. Of the common shares sold, we sold 6,125,000 new common shares and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. We received $184.8 million and Halco received $75.4 million after deducting underwriting discounts and other offering expenses. Halco’s total ownership and voting interest in our common shares before and after the offering was 60.0% and 48.9%, respectively.

On September 24, 2012, we extended the term of the TL’s revolving credit facility and amended certain terms, thereof, including an increase in the aggregate commitment amount from $205,000 to $600,000 (which includes a $50,000 letter of credit facility). The maturity date was changed from April 22, 2013 to September 24, 2017. The revolving credit facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the revolving credit facility at December 31, 2012 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s consolidated leverage.

On September 30, 2012, we purchased approximately 50,800 containers that we had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing and sales-type leases, accounts payable and accrued expenses for a purchase price of $103.7 million.

On October 1, 2012, we amended TW’s revolving credit facility to reduce its aggregate commitment amount from $425.0 million to $250.0 million. The revolving credit facility provides for payment of interest, payable monthly in arrears through August 5, 2014. Interest on the outstanding amount due under the revolving credit facility is based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the revolving credit facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the revolving credit facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”). TAP Funding leases containers to lessees under operating and direct financing and sales-type leases. This purchase allowed us to increase the size of our owned fleet at an attractive price and will be immediately accretive to our earnings. TAP Funding is governed by members and management agreements. Under the members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020. Under the management agreement, TEML manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interests’ operations is shown as net income (loss) attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income. We also recorded a bargain purchase gain of $9.4 million for the amount by which the fair value of TAP Funding’s net assets exceeded our purchase consideration.

On December 31, 2012, we purchased approximately 16,100 containers that we had been managing for an institutional investor for a purchase price of $33.0 million.

Principal Capital Expenditures

Our capital expenditures for containers in our owned fleet and fixed assets during 2012, 2011 and 2010 were $1,087.5 million, $823.7 million and $402.3 million, respectively. We received proceeds from the sale of containers and fixed assets during 2012, 2011 and 2010 of $91.3 million, $75.3 million and $58.2 million, respectively.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our secured debt facility, share offerings and our revolving credit facilities.

B.	Business Overview

Our Company

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 1.9 million containers, representing approximately 2.8 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, market knowledge and long history with customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 25 years.

We have provided an average of more than 181,000 TEU of new containers per year for the past five years, and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of more than 80,000 containers per year for the last five years to more than 1,200 customers.

We provide our services worldwide via an international network of 14 regional and area offices and more than 390 independent depots.

We operate our business in three core segments.

•	Container Ownership. As of December 31, 2012, we owned containers accounting for approximately 73% of our fleet.

•

Container Management. As of December 31, 2012, we managed containers on behalf of 16 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. Total managed containers account for 27% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering location, sale price, the cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and direct costs. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

We believe that our strategy of owning containers as well as managing containers for other container investors offers several benefits, including:

•	a larger fleet, which enables us to serve our shipping line customers more effectively;

•	increased market presence and economies of scale associated with a larger fleet;

•	the ability to leverage our existing infrastructure and workforce without increasing the capital at risk; and

•	a more balanced revenue and expense model.

In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive all of the net operating income for the containers that we own but only a percentage of the net operating income of the containers as a management fee for the containers that we manage. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost of owning the containers.

For 2012, we generated revenues, income from operations and income before income tax and noncontrolling interests of $487.1 million, $278.4 million and $210.6 million, respectively. During 2012, the average utilization of our owned fleet was 97.2%. As mentioned above, we operate in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables summarize revenues, by category of activity, and income before income tax and noncontrolling interests generated from each of our operating segments reconciled to our total revenues and income before income tax and noncontrolling interests shown in our consolidated statements of comprehensive income included in Item 18, “Financial Statements” in this Annual Report on Form 20-F for the fiscal years ended December 31, 2012, 2011 and 2010:

2012	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$383,127	$862	$—	$—	$—	$383,989
Management fees from external customers	—	21,764	4,405	—	—	26,169
Inter-segment management fees	—	47,526	7,300	—	(54,826)	—
Trading container sales proceeds	—	—	42,099	—	—	42,099
Gains on sale of containers, net	34,829	8	—	—	—	34,837

Total revenues	$417,956	$70,160	$53,804	$—	$(54,826)	$487,094

Segment income before income tax and noncontrolling interests	$175,291	$36,956	$12,787	$(3,890)	$(10,588)	$210,556

2011
Lease rental income	$326,519	$1,108	$—	$—	$—	$327,627
Management fees from external customers	—	24,603	4,721	—	—	29,324
Inter-segment management fees	—	44,751	5,599	—	(50,350)	—
Trading container sales proceeds	—	—	34,214	—	—	34,214
Gains on sale of containers, net	31,598	33	—	—	—	31,631

Total revenues	$358,117	$70,495	$44,534	$—	$(50,350)	$422,796

Segment income before income tax and noncontrolling interests	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
2010
Lease rental income	$234,577	$1,250	$—	$—	$—	$235,827
Management fees from external customers	—	23,678	5,459	—	—	29,137
Inter-segment management fees	—	24,350	4,627	—	(28,977)	—
Trading container sales proceeds	—	—	11,291	—	—	11,291
Gains on sale of containers, net	27,617	7	—	—	—	27,624

Total revenues	$262,194	$49,285	$21,377	$—	$(28,977)	$303,879

Segment income before income tax and noncontrolling interests	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable operating segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the container management, container resale and container ownership segments.

Our container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from these international carriers when the containers are on lease. Substantially all of our leasing related revenues are denominated in U.S. dollars.

The largest portion of our fleet is comprised of dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. We also lease refrigerated containers, which have integral refrigeration units on one end that plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases represented 76.2% of our total on-hire fleet as of December 31, 2012. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater pick-up and drop-off flexibility than is typical in term leases and represented 15.0% of our total on-hire fleet as of December 31, 2012. Finance leases, which provide customers an alternative means for purchasing containers, represented 6.0% of our total on-hire fleet as of December 31, 2012. Spot leases, which provide customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 2.8% of our total on-hire fleet as of December 31, 2012.

Our expertise and flexibility in managing containers after their initial lease is an important factor in our success. The administrative process of leasing new containers is relatively easy because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. However, to successfully compete in our industry, we must not only obtain favorable initial long-term leases for new containers, but also maximize the return generated by these containers throughout their useful life in marine service and their ultimate sale into the secondary market. To do that, we focus on renewing or extending our long-term container leases beyond their expiration date (typically three to five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions on all leases, maintain an active presence in the master and spot lease markets, and work to increase our options for disposing of off-lease containers so that we have attractive alternatives if it is not possible to achieve reasonable renewal or extension of terms with the current lessee. Unlike some of our competitors, we have the capability and the infrastructure to re-lease or dispose of our containers at comparatively attractive terms, which increases our leverage with the lessees.

We supply leased containers to the U.S. military pursuant to a contract with the Surface Deployment and Distribution Command (“SDDC”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

We believe that we have the ability to reposition containers, if necessary, that are returned in lower demand locations to higher demand locations at competitive costs as a result of our experienced logistics team. Our large customer base of approximately 400 lessees increases our ability to re-lease returned containers. Our contract to supply leased containers to the U.S. military enables us to supply containers in demand locations, which are often lower demand locations for our shipping line customers. Our Container Resale segment is positioned to sell containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessor and led to 26 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (“ISO”). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit (“TEU”), which compares the length of a container to a standard 20’ container. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEU. Standard dry freight containers are typically 8’ wide, come in lengths of 20’, 40’ or 45’ and are either 8’6’’ or 9’6’’ high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to the latest available data, dry freight standard containers comprised approximately 90.4% of the worldwide container fleet, as measured in TEU, at December 31, 2011.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to the latest available data, dry freight specialized containers comprised approximately 2.5% of the worldwide container fleet, as measured in TEU, at December 31, 2011.

•

Other containers. Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to the latest available data, other containers comprised approximately 7.1% of the worldwide container fleet, as measured in TEU, at December 31, 2011.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional break bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful economic life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that our useful economic life for a standard dry freight container used in intermodal transportation is on average 12 years. Some shipping lines have recently indicated that they intend to keep their containers for longer than 12 years.

According to World Cargo News, container lessors owned approximately 45% of the total worldwide container fleet of 31.2 million TEU as of January 2012. The percentage of leased containers utilized by shipping lines ranged from 39% to 54% from 1980 through 2012 and may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing their flexibility to manage the availability and location of containers;

•	increasing their ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade grew rapidly and was consistently positive for the twenty-six years through 2007, there was a global financial crisis and recession during the second half of 2008, which continued through 2009. With virtually no new standard dry freight containers manufactured from the fourth quarter of 2008 through the end of 2009, we estimate that the world container fleet declined by approximately 4% in 2009 as a result of the continued retirement of older containers in the ordinary course. During this period, container manufacturers lost up to 60% of their skilled workers due to long shutdowns. The difficulties manufacturers faced in hiring and training new workers limited their production capacity throughout 2010 and full production capacity only resumed in 2011. However, we have observed since 2011 that many shipping lines are still seeking to strengthen their respective balance sheets, and therefore may not have the required capital budget to purchase all of the new containers they are expected to need in 2013. Based on industry analyst reports, we expect new container production to be 2.7 million TEU in 2013 compared to 2.5 million TEU in 2012, and lessors are expected to purchase 70% or more of total production in 2013 compared to 65% in 2012. Furthermore, we expect to see strong replacement demand, vessel capacity growth of approximately 10% and cargo volume growth of approximately 4-6% in 2013.

Counterparty risk has been reduced over the last several years as several major container shipping lines have been able to recapitalize. Despite the continued challenging economic environment, to date we have not seen any bankruptcies among our major customers.

The shipping business has also been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. As of December 31, 2012, approximately 76% of our total on-hire fleet was on long-term leases, compared to approximately 54% ten years ago. As a result, changes in utilization have become less volatile for Textainer and most leasing companies.

According to World Cargo News, intermodal leasing companies, as ranked by total TEU as of January 2012, are as follows:

Company	TEU (000’s)	Percent of Total
Textainer Group(1)	2,470	17.7%
Triton Container Intl.	1,855	13.3%
Florens Group	1,775	12.7%
TAL International	1,625	11.6%
SeaCo	990	7.1%
SeaCube Container Leasing Ltd.	930	6.7%
CAI-International Inc.	930	6.7%
Cronos Group	725	5.2%
Touax-Gold Container	505	3.6%
Dong Fang International	495	3.5%
Beacon Intermodal Leasing	375	2.7%
UES International (HK)	290	2.1%
Other	985	7.1%

Grand Total	13,950	100.0%

(1)	Textainer Group’s owned and managed fleet consisted of 2,775 TEU at December 31, 2012.

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage, including:

Largest Container Lessor in the Industry. We operate the world’s largest fleet of leased intermodal containers by fleet size, with a total fleet of more than 1.9 million containers, representing approximately 2.8 million TEU, as of December 31, 2012. We provide our services worldwide via a network of regional and area offices and independent depots. We have been one of the largest buyers of new containers purchasing an average of more than 181,000 TEU per year for the last five years and are also one of the largest sellers of used containers, selling an average of more than 80,000 containers per year for the last five years. Our consistent presence in the market buying and selling containers provides us with broad market intelligence, and valuable insight into the demand patterns of our shipping line customers and resale container buyers.

Proven Ability to Grow Our Fleet. Our ability to invest in our fleet on a consistent basis has allowed us to become the world’s largest container lessor. We have demonstrated our ability to increase the size of our container fleet by purchasing containers from manufacturers and by acquiring existing container fleets or their management rights. Over the past 14 years, we have acquired the rights to manage over 1,400,000 TEU from former competitors and we have acquired approximately 556,000 TEU of containers from our managed fleet. This experience provides us with a competitive advantage over other lessors who are less experienced in assuming ownership or management of other container fleets. As one of the largest buyers of new containers, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to reliably purchase containers during periods of high demand.

Ability to Generate Attractive Returns Throughout the Container Life-Cycle. One of our major strengths is our demonstrated ability to generate attractive revenue streams throughout the economic life of a container in marine service and upon resale of the container at the end of its marine service life. At the end of a lease, we generally have the ability to either negotiate an extension of the lease term or to take back the container and re-lease or sell it maximizing the container’s return. This flexibility, coupled with our international coverage, organization and resources, allows us to deploy containers to those markets where we can re-lease or sell them on comparatively attractive terms, thereby optimizing our returns and the residual value of our fleet.

Strong Long-Standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by vessel fleet size in TEU and we sell containers to over 1,200 resale customers. We believe our ability to consistently supply containers in locations where our customers need them makes us one of the most reliable lessors of containers. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 25 years.

Strategic Management of Container Portfolio. We believe that the long-term nature of our lease portfolio, as well as the presence of both owned and managed containers in our fleet, provides us with a more predictable source of revenues and operating cash flow and higher operating margins over time, enabling us to manage and grow our business more effectively. We derive revenues from leasing our owned containers, managing containers owned by third parties, buying and selling containers and supplying leased containers to the U.S. military. These multiple revenue streams provide for a diverse income base, mitigate the effects of our cyclical industry on profitability and allow us to optimize our use of capital.

Experienced Management Team. Our senior management has a long history in the industry. Our senior management have an average of 15 years of service with us. The management team has extensive experience in sourcing, leasing, financing, selling, trading and managing containers, as well as a long track record of successfully acquiring and selling container assets.

Business Strategies

We intend to grow our business profitably by pursuing the following strategies:

Leverage Our Status as the Largest Container Lessor and Consistent Purchaser and Seller of Containers. We maintain a young fleet age profile by making regular purchases of available containers to replace older containers and increase the size of our fleet. We believe that this consistent purchasing behavior and the resulting scale and young fleet age profile provides us with a competitive advantage in maintaining strong relationships with manufacturers and growing our market share with our existing customers.

Pursue Attractive Container Fleet Acquisition Opportunities. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. We believe that the consolidation trend in our industry will continue and will likely offer us future growth opportunities. We also believe that the ongoing downturn in the world’s major economies and the constraints in the credit markets may also result in potential acquisition opportunities, including through the purchase and leaseback of customer-owned containers. Purchase and leaseback transactions can be attractive to our customers because they free up cash for other capital needs, and these transactions enable us to buy attractively priced containers and at the same time place them on leases for the remainder of their marine service lives.

Continue to Focus on Maintaining High Levels of Utilization and Operating Efficiency. We will continue to target high utilization rates and attractive returns on our assets through our focus on longer-term leases and disciplined portfolio management. As of December 31, 2012, approximately 76% of our total on hire fleet (based on total TEU) was on long-term leases, compared to approximately 54% ten years ago. We also drive operating efficiency by maintaining a low cost structure, having brought down our fleet management cost per CEU per day by approximately 53% and grown the number of CEU per employee by over 223%, in each case over the 10 years ended December 31, 2012. Our management cost per CEU per day and CEU per employee metrics are significantly better than all three of the other container leasing companies publicly traded in the U.S. Furthermore, we believe that we can continue to grow our fleet without a proportionate increase in our headcount, thereby continuing to improve profitability by spreading our operating expenses over a larger revenue base.

Extend the Lease of In-fleet Containers. Since many shipping lines are currently finding it difficult to access debt financing, but still must utilize scarce capital to finance vessels, it is possible that some will conclude in 2013, as they did in 2012, that it is more cost-effective to extend leases of in-fleet containers than either to buy containers at higher prices or to lease new containers.

Grow Our Container Resale Business. Our container resale and trading business is a significant source of profits. We look to sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sales price, cost of repair, and possible repositioning expenses. In order to improve the sales price of our containers, we often move them from the location where they are returned by the lessee to another location that has a higher market price. We benefit not only as a result of the increased sales price but also because we often receive rental revenue from a shipping line for the one-way lease of the container. We also buy and lease or resell containers from shipping line customers, container traders and other sellers of containers. We attempt to improve the sales price of these containers in the same manner as with containers from our fleet.

Maintain Access to Diverse Sources of Capital. We have successfully utilized a wide variety of financing alternatives to fund our growth, including secured debt financings, bank financing, and equity from third party investors in containers. We believe this diversity of funding, combined with our access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital, versus our smaller competitors and also our shipping line customers.

Operations

We operate our business through a network of regional and area offices and independent depots. We maintain four regional offices as follows:

•	Americas Region in Hackensack, New Jersey, USA responsible for North and South America;

•	European Region in New Malden, UK responsible for Europe, the Mediterranean, the Middle East, and Africa;

•	North Asia Region in Yokohama, Japan responsible for Japan, South Korea, and Taiwan; and

•	South Asia Region in Singapore, responsible for Southeast Asia, the People’s Republic of China (“PRC”) (including Hong Kong) and Australia.

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the region and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group, and logistics services group. Our headquarters office is in Hamilton, Bermuda. Our administrative office is located in San Francisco, California.

Our Container Fleet

As of December 31, 2012, we operated 2,775,034 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of more than 181,000 TEU per year over the past five years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight and refrigerated containers. The containers that we lease are generally either owned outright by us or owned by third parties and managed by us. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers as of December 31, 2012 (unaudited):

	Standard Dry Freight	Refrigerated	Other Specialized	Total	Percent of Total Fleet
TEU
Owned	1,920,958	52,611	42,679	2,016,248	72.7%
Managed	736,262	12,417	10,107	758,786	27.3%

Total fleet	2,657,220	65,028	52,786	2,775,034	100.0%

CEU
Owned	1,717,991	213,635	66,702	1,998,328	73.3%
Managed	660,064	50,363	17,785	728,212	26.7%

Total fleet	2,378,055	263,998	84,487	2,726,540	100.0%

The amounts in the table above did not change significantly from December 31, 2012 to the date of this Annual Report on Form 20-F.

Our containers are designed to meet a number of criteria outlined by the ISO. The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that the widest possible number of transporters can use containers and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Maintenance and repair of our containers is performed by independent depots that we retain in major port areas and in-land locations. Such depots also handle and inspect containers that are either picked up or redelivered by lessees, and store containers that are not leased.

Our Leases

Most of our revenues are derived from leasing our owned fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the disposal process. We lease containers under three different types of operating leases (term leases, master leases and spot leases) and also under finance leases.

Term leases

Term leases (also referred to as long-term leases) provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Term leases also include lifecycle leases, under which lessees will lease containers until they reach a pre-specified age which is typically near the end of their useful lives. Once containers under lifecycle leases are returned to us, they are generally sold due to the age of the containers. Term leases provide us with enhanced cash flow certainty due to their extended duration but carry lower per diem rates than other lease types. As of December 31, 2012, 76.2% of our owned on-hire fleet, as measured in TEU, was on term leases.

As of December 31, 2012, our term leases had an average remaining duration of 3.5 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 18 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our owned fleet at December 31, 2012, due under long-term leases (in thousands):

Year ending December 31 (dollars in thousands):
2013	$246,094
2014	206,674
2015	180,663
2016	126,180
2017 and thereafter	93,763

Total future minimum lease payments receivable	$853,374

Some of our term leases give our customers Early Termination Options (“ETOs”). If exercised, ETOs allow customers to return containers prior to the expiration of the term lease. However, if an ETO is exercised, the customer is required to pay a penalty per diem rate that is applied retroactively to the beginning of the lease. As a result of this retroactive penalty, ETOs have historically rarely been exercised.

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off location limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases are our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2012, 15.0% of our owned on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period with fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2012, 2.8% of our total on-hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under other leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct financing and sales-type leases” on our balance sheet. As of December 31, 2012, approximately 6.0% of our owned on-hire fleet, as measured in TEU, was on finance leases with an average remaining term of 2.5 years.

Maintenance, Repair and Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, a Damage Protection Plan (“DPP”) is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. In 2012, DPP revenue was 1.3% of total lease rental income. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that, after satisfying our deductibles, would cover loss of revenue as a result of default under most of our leases, as well as the recovery cost or replacement value of most of our containers.

Lease Agreements

In general, our lease agreements consist of two basic elements, a master terms and conditions agreement, or a “Master Agreement,” and a lease schedule. Lease schedules contain the business terms (including daily rate, term duration and drop-off schedule, among other things) for specific leasing transactions, while Master Agreements outline the general rights and obligations of the lessor and lessee under all of the lease schedules covered by the Master Agreement. For most customers, we have a small number of Master Agreements (often one) and a large number of lease schedules.

Our standard Master Agreements generally require the lessees to pay rentals, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return conditions set forth in the Master Agreement, to use the containers in compliance with all laws, and to pay us for the value of the container as determined by us if the container is lost or destroyed. The default clause gives us certain legal remedies in the event that the lessee is in breach of the lease.

Re-leasing, Logistics and Depot Management

We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. The container shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in North America and Western Europe to avoid the cost of shipping empty containers back to Asia. Successful management of the deployment of our containers after they come off their first lease requires disciplined re-leasing capabilities, logistics management, depot management, careful cost control and effective sales of used containers.

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during the time that it is part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend in part on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with approximately 400 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

Logistics

Other methods of reducing off-lease risks include:

•

Limiting or prohibiting container returns to low-demand areas. In order to reduce our repositioning costs, our leases typically include a prohibition on returning containers to specific locations, limitations on the number of containers that may be returned to lower demand locations, drop-off charges for returning containers to lower demand locations or a combination of these provisions.

•

Taking advantage of a robust secondary resale market when available. In order to optimize the investment return on a container, we have sold containers in our excess inventory locations when an analysis indicates it is financially more attractive than attempting to re-lease or reposition the container.

•

Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations. One-way leases may include incentives, such as free days, credits and limited damage waivers. The cost of offering these incentives is generally less than the cost we would incur if we were to pay to reposition the containers. We also use one-way leases to move containers from locations where the market price for selling containers is low to locations with a higher market price for containers, to improve the resale value of the containers.

•

Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to reposition excess containers to locations with higher demand.

•

Consistently purchasing containers in the PRC. We purchase almost all of our new containers from manufacturers in the PRC. Certain ports in the PRC, including the locations where we purchase containers, are also generally higher demand locations. By consistently purchasing containers in the PRC, we have increased flexibility to reposition our existing containers to other higher demand locations while still maintaining good coverage of the locations in the PRC.

•	Diversifying our customers. We have sought to diversify our customers and, correspondingly, the locations where containers are needed around the world.

Depot Management

As of December 31, 2012, we managed our container fleet through 390 independent container depot facilities in 200 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot relationships and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We occasionally supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2012, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lessee damage portion of the repair costs and we are responsible for normal wear and tear. The lessees are generally billed the lessee damage portion at the time the containers are returned. As discussed above in “Operations — Our Leases,” for an additional fee, we sometimes offer our lessees a DPP, pursuant to which we assume financial responsibility for repair costs up to a previously negotiated amount.

Management Services

As of December 31, 2012, we owned approximately 73% of the containers in our fleet, and managed the rest, equaling 758,786 TEU, on behalf of 16 affiliated and unaffiliated container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1% to 2% of the purchase price; daily management fees of 8% to 13% of net operating income; and disposal fees of 5% to 12% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $26.2 million, $29.3 million and $29.1 million for the years 2012, 2011 and 2010, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

In June 2003, we entered into a contract with the SDDC pursuant to which we serve as a major supplier of leased marine containers to the U.S. military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. military under the SDDC contract. We have developed and currently operate a proprietary information system for the U.S. military which provides the U.S. military real-time access to the status of its leased fleet. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The SDDC contract provides added compensation for these services. In addition, since approximately half of these services are required in non-U.S. locations, our expenses for contracting for these services may be incurred in foreign currencies. The SDDC contract contains a foreign currency adjustment feature such that we are protected against many foreign currency risks for the expenses incurred under the SDDC contract.

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world. Since the inception of the SDDC contract, we have delivered or transitioned approximately 151,000 containers and chassis to the U.S. military, of which approximately 99,000 containers have been returned. In addition, approximately 49,000 containers have been reported as unaccounted for and the U.S. Military paid a stipulated value for each such container. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms were considered and awarded based on an annual performance review and confirmation. Due to high performance evaluations, with the last evaluation resulting in an “Exceptional” rating with a score 93.0% in 2011, the total contract period under the SDDC contract has been extended for the full ten years and, at this stage, will expire on June 23, 2013. Contract renewal discussions will commence in the first half of 2013. We intend to bid for the renewal of the contract.

Resale of Containers

Our Resale Division sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 18 container sales and operations specialists in seven offices globally that manage the sale process for these used containers. Our Resale Division is one of the largest sellers of used containers among container lessors, selling an average of more than 80,000 containers per year for the last five years to more than 1,200 customers. Our Resale Division has become a significant profit center for us. From 2008 through 2012, this Division generated $52.8 million in income before income tax and noncontrolling interest, including $12.8 million during 2012. We generally sell containers to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees or sell to buyers that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of financial performance including net worth and profitability, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength. Our marketing and resale staff are also responsible for collections, which positively contributes to our strong collection and credit approval process through our staff’s close communication with our customers.

Our credit department sets and reviews credit limits for new and existing customer lessees and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists customer lessees and container sales customers at or near their credit limits. New leases of containers to lessees on the credit watch report would only be allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our customer lessees and container sales customers, our broad network of relationships in the container shipping industry that provides current information about customer lessees’ and container sales customers’ market reputations and our focus on collections.

Other factors reducing losses due to default by a lessee or customer include the strong growth in the container shipping industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by other shipping lines. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2008 through 2012, we recovered, on average, 84.7% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables for our owned and managed fleet have averaged 1.1% of our lease rental income over such period.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior management staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with operations staff at our customers. This close customer communication often assists us in negotiating lease contracts that satisfy both our financial return requirements and our customers’ operating needs. It also makes us more likely to be aware of our customers’ potential equipment shortages and makes our customers more likely to be aware of our available container inventories.

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2012, our global sales and customer service group consisted of approximately 69 people, with 15 in North America, 36 in Asia and Australia, 13 in Europe and 5 in Africa.

Customers

We believe that our staff, organization and long presence in the business have resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by lease billings, have leased containers from us for an average of over 25 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 3.6. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We had one customer that individually accounted for 11.7%, 12.3% and 10.8% of our owned lease billings in 2012, 2011 and 2010, respectively. Our top 25 customers include 20 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to approximately 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 37.2% of our total owned and managed fleet’s 2012 lease billings. Our top five customers by lease billings in 2012 were CMA-CGM, Cosco Container Lines, Hapag-Lloyd AG, Mediteranean Shipping Company S.A. and Mitsui O.S.K. Lines. During 2012, 2011 and 2010, lease billings from our 25 largest container lessees by lease billings represented 77.3%, 74.6% and 76.7% of our total owned and managed fleet’s container leasing billings, respectively, with lease billings from our single largest container lessee accounting for $71.2 million,

$68.4 million and $52.7 million or 12.0%, 12.4% and 11.1% of our total owned and managed fleet’s container lease billings during the respective periods. A default by any of these major customers could have a material adverse impact on our business, results from operations and financial condition. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

Proprietary Information Technology

We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. Our systems record the status of and provide the accounting and billing for each of our containers individually by container number. We also have the ability to produce complete management reports for each portfolio of equipment we own and manage. This makes us a preferred candidate to quickly assume management of competitors’ container fleets. We also maintain proprietary systems in support of our military business.

In addition, our systems allow our business partners to conduct certain business with us through our website, www.textainer.com. These systems allow customers to check our container inventories, review design specifications, request bookings for container pick-ups and review and approve repair bills. Our website also allows depots to download recent statements for self-billing activity and to check the status of containers.

Suppliers

We have long relationships with all of our major suppliers. We currently purchase almost all of our containers in the PRC. There are two major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and occasionally third party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to World Cargo News, as of January 2012, the top ten container leasing companies, as measured on a TEU basis, control approximately 88.2%, and the top five container leasing companies control approximately 62.5%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size by TEU and we manage approximately 18% by TEU of the equipment held by all container leasing companies.

We compete with approximately ten other large or medium size container leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

Other lessors compete with us in many ways, including pricing, lease flexibility and supply reliability, as well as the location, availability, quality and individual characteristics of their containers and customer service. While we are forced to compete aggressively on price, we emphasize our supply reliability and high level of customer service to our customers. We invest heavily to ensure container availability in higher demand locations. We dedicate a large part of our organization to building customer relationships, maintaining close day-to-day coordination with customers’ operating staffs and have developed powerful and user-friendly systems that allow our customers to transact business with us through the internet. We believe that our close customer relationships, experienced staff, reputation for market leadership, scale efficiencies and proprietary systems provide important competitive advantages.

Legal Proceedings

From time to time we are a party to litigation matters arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, new claims brought against us or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

Environmental

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations or the storage of our containers. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the fault of the owner or operator. While we maintain certain limited liability insurance coverage as well as require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage and/or systems or services we may be required to install.

In addition to environmental regulations affecting container movement, shipping, movement and spillage, environmental regulations also impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Our refrigerated containers currently use R134A or R404A refrigerant. While R134A does not contain chlorofluorocarbons (“CFC’s”), the European Union has instituted regulations to phase out the use of R134A in automobile air conditioning systems beginning in 2011 due to concern that the release of R134A into the atmosphere may contribute to global warming. While the European Union regulations do not currently restrict the use of R134A in refrigerated containers or trailers, it is possible that the phase out of R134A in automobile air conditioning systems will be extended to containers in the future and our operations could be impacted.

Container production also raises environmental concerns. The floors of dry containers are plywood made from timber which may include tropical hardwoods. Due to concerns regarding de-forestation and climate change, many countries have implemented severe restrictions on the cutting and export of this wood. Accordingly, container manufacturers have switched a significant portion of production to alternatives such as birch, bamboo, and other farm grown wood and users are also evaluating alternative designs that would limit the amount of plywood required and are also considering possible synthetic materials. New woods or other alternatives have not proven their durability over the typical life of a dry container, and if they cannot perform as well as the hardwoods have historically, the future repair and operating costs for these containers may be impacted. Also, the insulation foam in the walls of refrigerated containers requires the use of a blowing agent that contains CFC’s. Manufacturers are phasing out the use of this blowing agent in manufacturing. However, if future regulations prohibit the use or servicing of containers with insulation manufactured with this blowing agent we could be forced to incur large retrofitting expenses and these containers might bring lower rental rates and disposal prices.

Regulation

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism

and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

We may also be affected by legal or regulatory responses to potential global climate change. Please see Item 3, “Key Information — Risk Factors — We may also be affected by potential global climate change or by legal, regulatory or market responses to such potential change.”

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for TAP Funding and TW. TAP Funding is a joint venture involving TL and TAP. As of December 31, 2012, TL owned 50.1% and TAP owned 49.9% of the common shares and TL had two voting rights and TAP had one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TW is a joint venture involving TL and WFC, a wholly owned subsidiary of Wells Fargo and Company. As of December 31, 2012, TL owned 25% and WFC owned 75% of the common shares and related voting rights of TW.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee. Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries of this trust. Halco, which owned approximately 48.9% of our outstanding share capital as of December 31, 2012, is a wholly-owned subsidiary of the Halco Trust. Trencor is a South African public investment holding company, that has been listed on the JSE in Johannesburg, South Africa since 1955. Trencor’s origins date from 1929, and it currently has businesses owning, leasing and managing marine cargo containers and finance related activities.

The protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Cecil Jowell, James E. McQueen and David M. Nurek all members of our board of directors and the board of directors of Trencor, and Edwin Oblowitz, a member of the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust.

D.	Property, Plant and Equipment

As of December 31, 2012, our employees were located in 14 regional and area offices in 13 different countries. We maintain an office in Bermuda, where Textainer Group Holdings Limited is incorporated. We have 13 offices outside Bermuda, including our administrative office in San Francisco, California and another office in Hackensack, New Jersey; New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease our office space in Bermuda, the U.S., United Kingdom and Singapore and have exclusive agents that secure office space for us in our other locations. The lease for our Bermuda office expires in May 2014, the lease for our San Francisco office expires in December 2016, the lease for our Hackensack, New Jersey office expires in April 2015, the lease for our New Malden, United Kingdom office expires in December 2019 and our lease for our Singapore office expires in December 2015. In addition, we have non-exclusive agents who represent us in India, Indonesia, Pakistan, Republic of the Philippines, Sri Lanka, Thailand, and Vietnam. We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information — Risk Factors.”

Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands of U.S. dollars unless otherwise indicated.

Executive Summary

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 1.9 million containers, representing approximately 2.8 million TEU. We had record results in 2012, including total revenues, profitability and fleet size, which demonstrates our continued successful execution of our growth strategy and industry leading position. Specifically, in 2012, we (i) grew our owned and managed fleet with the acquisition of 317,000 TEU of new standard dry-freight containers, 21,000 TEU of new refrigerated containers and 210,000 TEU of used containers, representing approximately $1.2 billion in capital expenditures, the highest in Textainer’s history, (ii) increased the owned portion of our total fleet to 72.7% as of December 31, 2012 from 58.6% as of December 31, 2011, (iii) benefited from a worldwide shortage of containers, which resulted in a high average utilization rate of 97.2% for 2012, (iv) completed $2.2 billion of financing in the debt market, resulting in over $1.1 billion in net incremental debt funding, (v) completed an underwritten public offering of 8,625,000 of our common shares, of which we sold 6,125,000 new common shares and Halco Holdings Inc. sold 2,500,000 of its existing common shares, resulting in $184.8 million of proceeds to Textainer and $75.4 million of proceeds to Halco Holdings Inc. (“Halco”) after deducting underwriting discounts and other offering expenses, and (vi) through our wholly-owned subsidiary Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”), a company that owns a 99,000 TEU fleet of containers managed by us, resulting in the consolidation of TAP Funding and recognition of a bargain purchase gain of $9.4 million for the amount by which the fair value of TAP Funding’s net assets exceeded the purchase consideration. Our purchase of a majority ownership of TAP Funding’s common shares allowed us to increase the size of our owned fleet at an attractive price and will be immediately accretive to our earnings. Refer to “2013 Outlook” below for further discussion.

Our business comprises three reportable segments for financial reporting purposes: Container Ownership, Container Management and Container Resale. Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which net operating income on our owned fleet and management fee income exceed our operating costs. The key drivers of our net operating income are fleet size, rental rates, direct costs and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information — Risk Factors.”

2013 Outlook

We believe the outlook for 2013 for our industry remains attractive. Shipping lines are likely to remain dependent on container lessors for the majority of their container needs due to limitations on both the cash they have available for investment and the funding provided by banks. Additionally, shipping lines are expected to continue their recent increase in disposals, which provides opportunities for purchase-leaseback and trading business as well as increases in the demand for new replacement containers. These factors, coupled with our strong balance sheet and access to financing, attractively position us to maintain our market leading position.

We have seen some compression of returns from new container investments over the course of the year. However, two other factors help support our outlook for 2013. First, we own a record 73% of our fleet. While we expect average utilization to be below last year’s level, it should remain high since 82% of our fleet is subject to long-term and finance leases. Second, during the fourth quarter of 2012 we successfully closed several finance leases and purchase-leaseback transactions which will provide a full year of performance in 2013. Additionally, we expect to further grow this business in 2013.

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers, net.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Utilization is a key performance indicator that demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of CEU on lease, dividing the actual number of CEU days on-hire by actual CEU days available for lease. We calculate containers available for lease by excluding containers that have been manufactured for us but have not yet been delivered to a lessee and containers designated as held-for-sale units. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by the cost of container manufacturing inputs such as steel, paint, wood, labor and other components), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors, and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease.

Management Fees. Management fee revenue is generated by our management services, which include the acquisition, leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and the management of the containers, and a sales commission upon disposition of containers under management. The management agreements typically cover the entire economic life of the containers.

Our acquisition fees are calculated as a percentage of the cost of the container. Our management fees are calculated as a percentage of net operating income of the containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for master or spot leases because less daily involvement by management personnel is required to manage long-term leases. Our sales commissions are either fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Revenues, customer accounts receivable, operating expenses, and vendor payables arising from direct container operations of the managed portion of our fleet are excluded from our financial statements.

Trading Container Sales Proceeds. Our Container Resale Division purchases used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. This activity is reported as trading container sales proceeds.

Gains on Sale of Containers, net. Gain on sale of containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses.

Gain on sale of containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

Operating Expenses

Our operating expenses include direct container expenses and depreciation of container rental equipment applicable to our owned containers, as well as general and administrative expenses for our total fleet.

Direct Container Expenses. Storage, handling, maintenance, repositioning and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses. We use the direct expense method of accounting for maintenance and repairs.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) or a lump sum upon return of containers in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. We do not recognize revenue and related expense over the lease term for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our containers on a straight-line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarters of 2011 and 2008, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease was more than offset as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the rights to manage the container fleets of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (collectively “Capital Intermodal”); Amphibious Container Leasing Limited (“Amficon”); Capital Lease Limited, Hong Kong (“Capital”) and Gateway Management Services Limited (“Gateway”). The purchase prices are being amortized over the expected useful lives of the contracts on a pro-rata basis to the expected management fees.

General and Administrative Expense. Our general and administrative expenses are primarily employee-related costs such as salary, employee benefits, rent, travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting, tax and audit-related fees.

Short-term Incentive Compensation Expense. Short-term incentive compensation expense is the annual bonus plan in which all company employees participate. The compensation amounts are determined on an annual basis based on the company’s performance.

Long-term Incentive Compensation Expense. Long-term incentive compensation expense represents costs recorded for share-based and cash compensation that vests over several years in which some company employees participate.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A.	Operating Results

Comparison of the Years Ended December 31, 2012, 2011 and 2010

The following table summarizes our total revenues for the years ended December 31, 2012, 2011 and 2010 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2012	2011	2010	2012 and 2011	2011 and 2010
		(Dollars in thousands)
Lease rental income	$383,989	$327,627	$235,827	17.2%	38.9%
Management fees	26,169	29,324	29,137	(10.8%)	0.6%
Trading container sales proceeds	42,099	34,214	11,291	23.0%	203.0%
Gains on sale of containers, net	34,837	31,631	27,624	10.1%	14.5%

Total revenues	$487,094	$422,796	$303,879	15.2%	39.1%

Lease rental income increased $56,362 (17.2%) from 2011 to 2012. This increase was primarily due to a 19.1% increase in our owned fleet size, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet. Lease rental income increased $91,800 (38.9%) from 2010 to 2011. This increase was primarily due to a 29.5% increase in our owned fleet size, a 7.1% increase in per diem rental rates and a 3.4 percentage point increase in utilization for our owned fleet.

Management fees decreased $3,155 (-10.8%) from 2011 to 2012 due to a $1,513 decrease due to a 6.7% decrease in the size of the managed fleet primarily due to our acquisitions throughout the year of 155,000 TEU of containers that we previously managed, a $1,066 decrease due to lower fleet performance, a $317 decrease in sales commissions and a $259 decrease from lower acquisition fees due to fewer managed container purchases. Management fees increased $187 (0.6%) from 2010 to 2011 due to a $2,369 increase from improved fleet performance and a $769 increase from higher acquisition fees due to higher managed container purchases, partially offset by a $2,213 decrease resulting from a 10.8% decrease in the size of the managed fleet primarily due to our May 2011 acquisition of a portion of the Gateway fleet that we previously managed and a $738 decrease in sales commissions.

Trading container sales proceeds increased $7,885 (23.0%) from 2011 to 2012. This increase consisted of a $16,406 increase due to a 47.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell, partially offset by a $8,521 decrease in average sales proceeds per container. Trading container sales proceeds increased $22,923 (203.0%) from 2010 to 2011. This increase consisted of a $14,236 increase due to an increase in average sales proceeds per container and a $8,687 increase due to a 76.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell.

Gains on sale of containers, net, increased $3,206 (10.1%) from 2011 to 2012 due to a $8,899 increase due to a 29.9% increase in the number of containers sold and a $3,254 increase in net gains on sales-type leases resulting from 7,081 containers placed on sales-type leases in 2012 compared to 1,562 containers placed on sales-type leases in 2011, partially offset by a $8,947 decrease resulting from a decrease in average sales proceeds of $193 per unit. Gains on sale of containers, net, increased $4,007 (14.5%) from 2010 to 2011 due to a $10,016 increase resulting from an increase in average sales proceeds of $539 per unit, partially offset by a $5,268 decrease in net gains on sales-type leases resulting from 1,562 containers placed on sales-type leases in 2011 compared to 13,692 containers placed on sales-type leases in 2010 and a $741 decrease due to a 3.6% decrease in the number of containers sold.

The following table summarizes our total operating expenses, net for the years ended December 31, 2012, 2011 and 2010 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2012	2011	2010	2012 and 2011	2011 and 2010
	(Dollars in thousands)
Direct container expense	$25,173	$18,307	$25,542	37.5%	(28.3%)
Cost of trading containers sold	36,810	29,456	9,046	25.0%	225.6%
Depreciation expense	104,844	83,177	58,972	26.0%	41.0%
Amortization expense	5,020	6,110	6,544	(17.8%)	(6.6%)
General and administrative expense	23,015	23,495	21,670	(2.0%)	8.4%
Short-term incentive compensation expense	5,310	4,921	4,805	7.9%	2.4%
Long-term incentive compensation expense	6,950	5,950	5,318	16.8%	11.9%
Bad debt expense, net	1,525	3,007	145	(49.3%)	1973.8%
Gain on sale of containers to noncontrolling interest	—	(19,773)	—	N/A	N/A

Total operating expenses, net	$208,647	$154,650	$132,042	34.9%	17.1%

Direct container expense increased $6,866 (37.5%) from 2011 to 2012 primarily due to a decrease in utilization and included a $4,004 increase in storage expense, a $1,011 increase in handling expense and a $758 increase in maintenance expense. Direct container expense decreased $7,235 (-28.3%) from 2010 to 2011 primarily due to an increase in utilization and included a $3,906 decrease in storage expense, a $2,003 decrease in DPP repair expense and a $1,101 decrease in handling expense.

Cost of trading containers sold increased $7,354 (25.0%) from 2011 to 2012 due to a $14,124 increase resulting from a 47.9% increase in the number of containers sold, partially offset by a $6,770 decrease resulting from a 15.5% decrease in the average cost per unit of containers sold. Cost of trading containers sold increased $20,410 (225.6%) from 2010 to 2011 due to a $13,450 increase resulting from a 84.0% increase in the average cost per unit of containers sold and a $6,960 increase resulting from a 76.9% increase in the number of containers sold.

Depreciation expense increased $21,667 (26.0%) from 2011 to 2012 due to a $30,859 increase resulting from an increase in fleet size, partially offset by a $1,915 decrease resulting from a lower average price of containers purchased and a $7,277 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense. Depreciation expense increased $24,205 (41.0%) from 2010 to 2011 due to a $31,142 increase resulting from an increase in fleet size and a $2,585 increase resulting from a higher average price of containers purchased, partially offset by a $9,522 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense.

Amortization expense was $5,020, $6,110 and $6,544 in 2012, 2011 and 2010, respectively. Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the Capital Intermodal, Amficon, Capital and Gateway fleets. Amortization expense decreased $1,090 (-17.8%) from 2011 to 2012 primarily due to the August and September 2012 acquisitions of a portion of the Gateway and Capital fleets that we previously managed and the May 2011 acquisition of a portion of the Gateway fleet that we previously managed. Amortization expense decreased $434 (-6.6%) from 2010 to 2011 primarily due to the May 2011 acquisition of a portion of the Gateway fleet that we previously managed.

General and administrative expense decreased $480 (-2.0%) from 2011 to 2012 primarily due to a $1,080 decrease in professional fees, partially offset by a $560 increase in compensation costs. General and administrative expense increased $1,825 (8.4%) from 2010 to 2011 primarily due to a $821 increase in compensation costs, a $682 increase in professional fees and a $273 increase in travel costs.

Short-term incentive compensation expense increased $389 (7.9%) from 2011 to 2012 primarily due to an increase in the number of employees receiving incentive compensation awards for 2012 compared to 2011. Short-term incentive compensation expense in 2011 was relatively unchanged compared to 2010 due to no significant change in the expected incentive compensation award for 2011 compared to 2010.

Long-term incentive compensation expense increased $1,000 (16.8%) from 2011 to 2012 primarily due to additional share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2011 and 2012 and an adjustment to forfeiture rates. Long-term incentive compensation expense increased $632 (11.9%) from 2010 to 2011 primarily due to additional share options and restricted share units that were granted under the 2007 Share Incentive Plan in November 2010 and 2011, partially offset by a decrease due to an adjustment to forfeiture rates.

Bad debt expense, net, decreased $1,482 (-49.3%) from 2011 to 2012 primarily due to the bankruptcies of two customers in 2011, partially offset by an increase in bad debt expense in 2012 due to management’s assessment that the financial condition of the Company’s lessees and their ability to make required payments had deteriorated and collections on accounts during 2011 that had previously been included in the allowance for doubtful accounts. Bad debt expense, net, increased $2,862 (1,973.8%) from 2010 to 2011 primarily due to the bankruptcies of two customers in 2011 and a reduction in bad debt expense in 2010 due to collections on accounts during 2010 that had previously been included in the allowance for doubtful accounts.

On June 30, 2011, Textainer Marine Containers Limted (“TMCL”), transferred containers, net and net investment in direct financing and sales-type leases in exchange for the purchase of 12.5% of its Class A common shares as a part of a capital restructuring, resulting in a noncash gain on sale of containers to noncontrolling interest of $19,773.

The following table summarizes other income (expenses) for the years ended December 31, 2012, 2011 and 2010 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2012	2011	2010	2012 and 2011	2011 and 2010
	(Dollars in thousands)
Interest expense	$(72,886)	$(44,891)	$(18,151)	62.4%	147.3%
Interest income	146	32	27	356.3%	18.5%
Realized losses on interest rate swaps and caps, net	(10,163)	(10,824)	(9,844)	(6.1%)	10.0%
Unrealized gains (losses) on interest rate swaps and caps, net	5,527	(3,849)	(4,021)	(243.6%)	(4.3%)
Bargain purchase gain	9,441	—	—	N/A	N/A
Other, net	44	(115)	(1,591)	(138.3%)	(92.8%)

Net other expense	$(67,891)	$(59,647)	$(33,580)	13.8%	77.6%

Interest expense increased $27,995 (62.4%) from 2011 to 2012. $17,111 of this increase was due to an increase in average debt balances of $507,337, $9,421 of this increase was due to an increase in average interest rates of 0.56 percentage points and $1,463 of this increase was due to the write-off of unamortized debt issuance costs related to the termination of TMCL’s secured debt facility in 2012. Interest expense increased $26,740 (147.3%) from 2010 to 2011. $14,040 of this increase was due to an increase in average debt balances of $550,162 and $12,700 of this increase was due to an increase in average interest rates of 1.01 percentage points.

Realized losses on interest rate swaps and caps, net decreased $661 (-6.1%) from 2011 to 2012. $462 of this decrease was due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.09 percentage points and $199 of this decrease was due to a decrease in average interest rate swap notional amounts of $9,472. Realized losses on interest rate swaps and caps, net increased $980 (10.0%) from 2010 to 2011. $4,002 of this increase was due to an increase in average interest rate swap notional amounts of $148,680, partially offset by a $3,022 decrease due to a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.59 percentage points.

Unrealized gains (losses) on interest rate swaps and caps, net changed from a net loss of $3,849 in 2011 to a net gain of $5,527 in 2012 due to an increase in the net fair value liability of interest rate swap agreements held in 2011 compared to a decrease in the net fair value liability of interest rate swap agreements held in 2012 resulting from a decrease in long-term interest rates during 2011 compared to an increase in long-term interest rates during 2012. Unrealized losses on interest rate swaps and caps, net decreased $172 (-4.3%) from 2010 to 2011 due to a smaller increase in the net fair value liability of interest rate swap agreements held in 2011 compared to the increase in the net fair value liability of interest rate swap agreements held in 2010 resulting from decreases in long-term interest rates during both periods.

On December 20, 2012, TL purchased 50.1% of the outstanding common shares of TAP Funding for cash consideration of $20,532 and reduced management fees with a fair value of $3,852. The purchase of TAP Funding’s common shares was accounted for as a business combination and, because the fair value of the net assets acquired was greater than the fair value of the consideration transferred, a bargain purchase gain of $9,441 was recorded in 2012.

Other, net in 2012 was relatively unchanged compared to 2011. Other, net (expense) decreased $1,476 (92.8%) from 2010 to 2011 primarily due to a decrease in structuring fees paid by TMCL for container purchases of $1,572.

The following table summarizes income tax expense and net (loss) income attributable to the noncontrolling interests for the years ended December 31, 2012, 2011 and 2010 and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2012	2011	2010	2012 and 2011	2011 and 2010
	(Dollars in thousands)
Income tax expense	$5,493	$4,481	$4,493	22.6%	(0.3%)
Net (loss) income attributable to the noncontrolling interests	$(1,887)	$14,412	$13,733	(113.1%)	4.9%

Income tax expense increased $1,012 (22.6%) from 2011 to 2012. $2,609 of this increase was due to a higher increase in reserves for uncertain tax positions in 2012 compared to 2011, $144 of this increase was due to a lower release of reserves for uncertain tax positions in 2012 compared to 2011 and $26 of this increase was due to a higher level of income before tax and noncontrolling interests, partially offset by a $1,767 decrease due to a lower effective tax rate excluding the impact of uncertain tax positions. Income tax expense remained relatively unchanged on an aggregate dollar basis in 2011 compared to 2010. Included in income tax expense is a decrease of $539 due to a lower release of reserves for uncertain tax positions in 2011 compared to 2010, a decrease of $474 due to a lower effective tax rate excluding the impact of uncertain tax positions and a decrease of $31 due to a lower increase in reserves for uncertain tax positions in 2012 compared to 2011, partially offset by a $1,032 increase due to a higher level of income before tax and noncontrolling interest.

In October of 2012, the Company received notification from the Internal Revenue Service (“IRS”) that the 2010 United States tax return for TGH’s subsidiary, Textainer Equipment Management (U.S.) Limited has been selected for examination. Additionally, in November of 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. These examinations are currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

Net loss attributable to the noncontrolling interests in 2012 primarily represents the noncontrolling interest’s portion of TW’s net loss. Net income attributable to the noncontrolling interests increased $679 (4.9%) from 2010 to 2011 primarily due to a higher level of net income generated by TMCL, limited by the consolidation of the noncontrolling interest during the second half of 2011. See Item 4, “Information on the Company— History and Development of the Company.”

Segment Information

The following table summarizes our income before income tax and noncontrolling interest attributable to each of our business segments for the years ended December 31, 2012 and 2011 and 2010 (before inter-segment eliminations) and percentage changes between those periods:

	Year Ended December 31,			% Change Between
	2012	2011	2010	2012 and 2011	2011 and 2010
	(Dollars in thousands)
Container ownership	$175,291	$177,694	$119,772	(1.4%)	48.4%
Container management	$36,956	$36,772	$15,901	0.5%	131.3%
Container resale	$12,787	$10,759	$7,995	18.8%	34.6%
Other	$(3,890)	$(3,314)	$(2,815)	17.4%	17.7%
Eliminations	$(10,588)	$(13,412)	$(2,596)	(21.1%)	416.6%

Income before income tax and noncontrolling interests	$210,556	$208,499	$138,257	1.0%	50.8%

Income before income tax and noncontrolling interests attributable to the Container Ownership segment decreased $2,403 (-1.4%) from 2011 to 2012. This decrease included a $27,995 increase in interest expense due to an increase in average debt balances of $507,337, an increase in average interest rates of 0.56 percentage points and the write-off of $1,463 of unamortized debt issuance costs related to the termination of the TMCL’s secured debt facility in 2012, a $22,876 increase in depreciation expense due to a $32,581 increase resulting from an increase in fleet size, partially offset by a $7,683 decrease due to an increase in estimated future residual values used in the calculation of depreciation expense and a $2,022 decrease due to a decrease in the average price of containers purchased, a $19,773 noncash gain on sale of containers to noncontrolling interest resulting from TMCL’s capital restructuring in 2011 and a $12,952 increase in direct container expense primarily due to a decrease in utilization. These decreases were partially offset by a $56,608 increase in lease rental income primarily due to a 19.1% increase in the size of our owned fleet, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet, a $9,441 noncash bargain purchase gain resulting from TL’s acquisition of a controlling interest in TAP Funding, a change in unrealized gains (losses) on interest rate swaps and caps, net from net losses of $3,849 in 2011 due to a decrease in long-term interest rates to net gains of $5,527 in 2012 due to an increase in long-term interest rates and a $3,231 increase in gain on sale of containers, net primarily due to a 29.9% increase in the number of containers sold and a 353.3% increase in the number of containers placed on sales type leases, partially offset by a decrease in average sales proceeds of $193 per unit. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $4,209 and $1,701, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Ownership segment increased $57,922 (48.4%) from 2010 to 2011. This increase primarily consisted of a $91,942 increase in lease rental income primarily due to a 29.5% increase in the size of our owned fleet, a 7.1% increase in per diem rental rates and a 3.4 percentage point increase in utilization for our owned fleet and a $19,773 noncash gain on sale of containers to noncontrolling interest resulting from TMCL’s capital restructuring in 2011, partially offset by a $26,740 increase in interest expense due to an increase in average debt balances of $550,162 and an increase in average interest rates of 1.01 percentage points, a $25,245 increase in depreciation expense due to a $31,142 increase resulting from an increase in fleet size and a $2,585 increase due to an increase in the higher average price of containers purchased, partially offset by a $9,522 decrease resulting from an increase in the estimated residual values used in the calculation of depreciation expense and a $2,641 decrease in direct container expense primarily due to an increase in utilization. The increase in direct container expense included increases in inter-segment management fees and sales commissions of $8,340 and $972, respectively, paid to our Container Management and Container Resale segments, respectively, due to an increase in the size of the owned container fleet and an increase in the volume of owned container sales. Inter-segment management fees and sales commissions are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Management segment increased $184 (0.5%) from 2011 to 2012. This increase primarily consisted of a $1,065 decrease in amortization expense primarily due to the acquisitions throughout the year of 155,000 TEU of containers that we previously managed, partially offset by a $508 increase in short-term incentive expense and a $278 increase in long-term incentive expense. Management fees increased $9 and primarily consisted of a $2,839 decrease in management fees to external customers primarily due to a 6.7% decrease in the size of the managed fleet primarily due the acquisitions of managed containers discussed above, lower fleet performance and lower acquisition fees due to fewer managed container purchases, a $1,627 decrease in inter-segment acquisition fees received from our Container Ownership segment primarily due to a decrease in inter-segment acquisition rates, partially offset by a $4,209 increase in inter-segment operating and capital lease management fees received from our Container Ownership segment due to the increased size of the owned container fleet. Inter-segment acquisition fees and operating and capital lease management fees are eliminated in consolidation.

Income before income tax and noncontrolling interests attributable to the Container Management segment increased $20,871 (131.3%) from 2010 to 2011 primarily due to a $21,326 increase in management fees, partially offset by a $1,031 increase in overhead expense. The increase in management fees included increases in acquisition fees and management fees of $11,939 and $8,340, respectively, received from our Container Ownership segment due to the increased size of the container fleet. Inter-segment acquisition fees and management fees are eliminated in consolidation. The remaining increase in management fees was primarily due to improved fleet performance and higher acquisition fees due to higher container purchases, partially offset by a decrease in the size of the managed fleet primarily due to our May 2011 acquisition of a portion of the Gateway fleet.

Income before income tax and noncontrolling interests attributable to the Container Resale segment increased $2,028 (18.8%) from 2011 to 2012 primarily due to a $1,385 increase in sales commissions and a $538 increase in gains on container trading, net, primarily due to a 47.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell partially offset by a decrease in average sales margin per container. The increase in sales commissions included an increase in inter-segment sales commissions of $1,701 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, which are eliminated in consolidation, partially offset by a $316 decrease in sales commissions to external customers primarily due to a decrease in average sales proceeds of managed container sales.

Income before income tax and noncontrolling interests attributable to the Container Resale segment increased $2,764 (34.6%) from 2010 to 2011 primarily due to a $2,508 increase in gains on container trading, net primarily due to a 76.9% increase in unit sales resulting from an increase in the number of trading containers that we were able to source and sell and an increase in average sales margin per container and a $234 increase in sales commissions. The increase in sales commissions included an increase in inter-segment sales commissions of $972 received from our Container Ownership segment primarily due to an increase in the volume of owned container sales, which are eliminated in consolidation, partially offset by a $738 decrease in sales commissions to external customers primarily due to a decrease in the volume of managed container sales.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $576 (17.4%) from 2011 to 2012 primarily due to a $702 increase in long-term incentive compensation expense primarily due to share options and restricted share units that were granted to our board of directors under our 2007 Share Incentive Plan in May 2012 and an adjustment to forfeiture rates, partially offset by a $121 decrease in corporate overhead expenses.

Loss before income tax and noncontrolling interests attributable to Other activities unrelated to our reportable business segments increased $499 (17.7%) from 2010 to 2011 primarily due to $638 of long-term incentive compensation expense recorded in 2011 for restricted share units that were granted to our board of directors under our 2007 Share Incentive Plan in January and May 2011, partially offset by a $142 decrease in corporate overhead expenses.

Segment eliminations decreased $2,824 (-21.1%) from 2011 to 2012 and primarily consisted of a $1,627 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $1,211 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful economic lives of the containers, which is eliminated in consolidation.

Segment eliminations increased $10,816 (416.6%) from 2010 to 2011 primarily due to a $11,939 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $1,053 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership.

Currency

As in previous years, almost all of our revenues are denominated in U.S. dollars and approximately 64% of our direct container expenses in 2012 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. In 2012, our non-U.S. dollar operating expenses were spread among 18 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expenses during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimates are made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases that will reduce finance lease income.

Our leases typically require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a Damage Protection Plan (“DPP”) pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as earned basis. Fees are typically calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated useful life (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to July 1, 2011, we estimated that standard dry freight containers, which represent most of the containers in our fleet, have a useful life of 12 years and had residual values of $950 for a 20’, $1,100 for a 40’ and $1,200 for a 40’ high cube. Beginning July 1, 2011, we changed our residual value estimates to $1,050 for a 20’, $1,300 for a 40’ and $1,650 for a 40’ high cube. Our change in residual value estimates was based on recent sales history and market conditions for the sale of used containers, which we believe are currently the best indicator of the residual value we will realize. The effect of these changes has been and will continue to be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

Impairment. On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. The Company has never recorded an impairment for any container while classified as held for use, see below for discussion of Containers Held for Sale. If impairment were to exist, the containers would be written down to their fair value. This fair value would then become the containers’ new cost basis and would be depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

Allowance for Doubtful Accounts

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each shipping line customer and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

Our credit department sets and reviews credit limits for new and existing shipping line customers and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists shipping line customers and container sales customers at or near their credit limits. New leases of containers by shipping line customers on the credit watch report would only be allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our shipping line customers and container sales customers, our broad network of relationships in the container shipping industry that provide current information about shipping line customers’ and container sales customers’ market reputations and our focus on collections.

Other factors reducing losses due to default by a lessee or customer include the strong growth in the container shipping industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, have historically been needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by other shipping lines. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2008 through 2012, we recovered, on average, 84.0% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount.

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance would be recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would record a valuation allowance and make a corresponding change to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We account for income tax positions by recognizing the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Should an audit by a taxing authority result in settlement for an amount greater than the amount we have reserved, we will incur additional tax expense and reduced net income.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments were effective for interim and annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-05 did not have a material effect on its consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources

As of December 31, 2012, we had cash and cash equivalents of $100,127. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) proceeds from the issuance of Series 2011-1 and 2012-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds” and “2012-1 Bonds”, respectively), (4) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (“TMCL II”) (the “TMCL II Secured Debt Facility”) and TMCL (the “TMCL Secured Debt Facility”), which was terminated in 2012 with proceeds from the TMCL II Secured Debt Facility, (5) borrowings under the revolving credit facilities extended to TL and TW (the “TL Revolving Credit Facility” and “TW Revolving Credit Facility”, respectively) and (6) proceeds from the issuance of common shares in a public offering. As of December 31, 2012, we had the following outstanding borrowings and borrowing capacities under the TL Revolving Credit Facility, the TW Revolving Credit Facility, the revolving credit facility extended to TAP Funding (the “TAP Funding Revolving Credit Facility”), the TMCL II Secured Credit Facility, and TMCL’s variable rate amortizing bonds (the “2005-1 Bonds”) and the 2011-1 and 2012-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
TL Revolving Credit Facility	$352,500	$247,500	$600,000	$352,500	$152,224	$504,724
TW Revolving Credit Facility	88,940	161,060	250,000	88,940	—	88,940
TAP Funding Revolving Credit Facility	108,471	11,529	120,000	108,471	3,310	111,781
TMCL II Secured Debt Facility	874,000	326,000	1,200,000	874,000	3,353	877,353
2005-1 Bonds	124,458	—	124,458	124,458	—	124,458
2011-1 Bonds	340,000	—	340,000	340,000	—	340,000
2012-1 Bonds	373,333	—	373,333	373,333	—	373,333

Total	$2,261,702	$746,089	$3,007,791	$2,261,702	$158,887	$2,420,589

We have typically funded a significant portion of the purchase price of new containers through borrowings under our TL Revolving Credit Facility, TW Revolving Credit Facility, TMCL Secured Debt Facility and TMCL II Secured Debt Facility and intend to continue to utilize these facilities, as well as, the TAP Funding Revolving Credit Facility in the future. In 2001, 2005, 2011 and again in 2012, at such time as the Secured Debt Facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate similar refinancings at such times as the TMCL II Secured Debt Facility or any similar revolving debt facilities we establish nears their maximum size. This timing will depend on our level of future purchases of containers and the size of our debt facilities in the future.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 14 “Commitments and Contingencies” to our consolidated financial statements in Item 18, “Financial Statements” in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares. Our board of directors takes a fresh view every quarter, taking into consideration our cash needs for opportunities that may be available to us, and sets our dividend accordingly. TL’s Revolving Credit Facility also prohibits TL from paying dividends to TGH in excess of 70% of TL’s immediately preceding four quarters of net income attributable to TL excluding unrealized losses (gains) on interest rate swaps and caps, net. A substantial amount of cash used by TGH to pay dividends to its common shareholders is received from TL in the form of dividends.

Our consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2012, cumulative earnings of approximately $1,919 would be subject to income taxes of approximately $576 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The disruption in the credit market in 2008 and 2009 had a significant adverse impact on a number of financial institutions. To date, our liquidity has not been impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of any further disruptions in the credit environment.

Description of Indebtedness

TL Revolving Credit Facility. TL has a credit agreement with Bank of America, N.A. and other lenders to provide it with a revolving credit facility in the amount of $600,000 (the “TL Credit Agreement”). The TL Credit Agreement also provides for a $50,000 letter of credit facility included within the $600,000 commitment (together, the “TL Revolving Credit Facility”). The TL Revolving Credit Facility provides for payments of interest only during its term, beginning on its inception date through September 24, 2017, the Maturity Date. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable annually in advance.

Under the terms of the TL Revolving Credit Facility, the total outstanding principal amount available to be drawn thereunder is calculated pursuant to a formula based on the net book value of our containers and our outstanding debt with respect thereto. Any outstanding letter of credit not cash collateralized will reduce the amount available in the form of cash borrowings under the TL Revolving Credit Facility. The TL Revolving Credit Facility provided an additional amount available, as limited by the Company’s borrowing base, in the amount of $152,224 as of December 31, 2012.

The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition the TL Credit Facility contains certain restrictive financial covenants on TL and TGH. The TL Revolving Credit Facility’s covenants require TGH and TL each to maintain (1) a consolidated leverage ratio of 3.50 to 1.00 or less; and (2) a minimum consolidated interest coverage ratio of 1.50 to 1.00. We were in compliance with all such covenants at December 31, 2012.

Interest on the borrowings under the TL Revolving Credit Facility at December 31, 2012 was based on either the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. As of December 31, 2012, $352,500 was outstanding under the TL Revolving Credit Facility.

Although no repayment of the principal amount of outstanding borrowings is required until September 24, 2017, we may make optional prepayments prior to this date. Mandatory prepayments are required prior to the

Maturity Date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans and letters of credit to the amount of the borrowing base.

The TL Revolving Credit Facility is secured by certain container-related assets of TL. TGH acts as a guarantor of the TL Revolving Credit Facility. The guaranty is secured by ordinary shares of TL, cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the TL Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The TL Credit Agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or negative pledge with respect to shares of TMCL, TMCL II, TW and other receivable subsidiaries.

Events of default under the TL Credit Agreement include, among others:

•	A default in required payment;

•	Failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	Any representation or warranty proving to have been incorrect when made or confirmed;

•	a default in required payment by TL or TGH on any indebtedness or guarantee in excess of $15,000 (other than the TL Revolving Credit Facility and interest rate swap agreements);

•	bankruptcy or insolvency defaults of TL or TGH or any subsidiary;

•	inability to pay debts by TL or TGH or any subsidiary;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $15,000 to the extent not subject to a policy of insurance;

•	the occurrence of certain Employee Retirement Income Security Act (“ERISA”) events;

•	actual or asserted invalidity or impairment of any loan documentation; and

•	change of control of TGH, TL, TMCL, TMCL II, TAP Funding and Textainer Equipment Management Limited (“TEML”), TGH’s wholly owned container management subsidiary.

TW Revolving Credit Facility. Our 25% owned joint venture, TW, has a credit agreement (“TW Credit Agreement”) with Wells Fargo Bank, N.A.(“WFB”), a wholly-owned subsidiary of Wells Fargo & Company, with a total commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). TW’s primary ongoing container financing requirements are funded by commitments under the TW Revolving Credit Facility. The interest rate on the TW Revolving Credit Facility, payable monthly in arrears, is LIBOR plus 2.75% during the revolving period beginning on its inception date through August 5, 2014. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, August 5, 2024.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of December 31, 2012.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $105,397 as of December 31, 2012. The TW Revolving Credit Facility contains restrictive covenants, including limitations on TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TEML’s net income and debt levels, and TW’s overall Asset Base minimums. We were in compliance with all such covenants at December 31, 2012.

We have made certain representations and warranties in the TW Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TW Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	make an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•

any of the loan documents shall be cancelled, terminated, revoked or rescinded or if the liens on the collateral shall cease to be be perfected or to have the priority contemplated by the security documents without prior agreement of the lenders;

•	TW becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

TAP Funding Credit Facility. Our 50.1% owned joint venture, TAP Funding, has a credit agreement (“TAP Funding Credit Agreement”) with a bank effective May 1, 2012 that provides for a revolving credit facility with an aggregate commitment amount of up to $120,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is either the Base Rate (as defined in TAP Funding’s Credit Agreement) or one-month LIBOR plus 3.75% beginning on its inception date through its maturity date, October 31 2015. There is a commitment fee of 0.625% on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payment on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The aggregate loan principal balance is due on the maturity date, October 31, 2015.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers, restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $3,310 as of December 31, 2012.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $174,127 as of December 31, 2012. The TAP Funding Revolving Credit Facility contains restrictive covenants, including thresholds on TAP Funding’s average net operating income, average sales proceeds, certain liens, indebtedness, investments, overall Asset Base minimums and average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2012.

We have made certain representations and warranties in the TAP Funding Credit Agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available.

Events of default under the TAP Funding Credit Agreement include, among others:

•	a default in required payment;

•	the aggregate loan principal balance exceeding the asset base beyond cure period;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	make an assignment for the benefit of creditors or inability to pay debts;

•	bankruptcy or insolvency defaults;

•	unsatisfied judgments against us that equal at least $1,000 to the extent not subject to a policy of insurance;

•

any of the loan documents shall be cancelled, terminated, revoked or rescinded or if the liens on the collateral shall cease to be perfected or to have the priority contemplated by the security documents without prior agreement of the lenders; TAP Funding becoming obligated to register as an investment company under the Investment Company Act;

•	the occurrence of certain ERISA events; and

•	a change of control occurs.

TMCL II Secured Debt Facility. TMCL II has a securitization facility pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2012-1 (“2012-1 Notes”) with a total commitment of $1,200,000 pursuant to the Indenture, dated as of May 1, 2012. Our primary ongoing container financing requirements have been funded by commitments under the TMCL II Secured Debt Facility. The TMCL II Secured Debt Facility provided a total commitment in the amount of $1,200,000 as of December 31, 2012. Of this amount, $874,000 had been drawn and the additional amount available for borrowing, as limited by TMCL II’s borrowing base, was $3,353 as of December 31, 2012.

Prior to the conversion date (currently defined as May 1, 2014), each of the 2012-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2012-1 Note. As a result, the amount funded under such 2012-1 Notes may be less than the face amount of that 2012-1 Note. TMCL II may request funding under the 2012-1 Notes from time to time prior to the conversion date. Each of the 2010-1 Notes provides for payments of interest only during the period from its inception until its conversion date, with a provision that if not renewed the 2012-1 Notes will partially amortize, at a ten percent annual rate over a five year period and then mature.

Payments of interest on the 2012-1 Notes are due monthly in arrears. Interest on the outstanding amounts of the 2012-1 Notes equal one-month LIBOR plus 2.625% during the revolving period prior to the conversion date. Overdue payments of principal and interest of the 2012-1 Notes accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee of 0.75% on the unused portion of the commitments under the 2012-1 Notes, which is payable in arrears. If the 2012-1 Notes are not refinanced or renewed prior to the conversion date, the interest rate will increase to one-month LIBOR plus 3.625%.

Under the TMCL II Indenture, TGH, TMCL II and TEML must maintain certain financial covenants, including the following (i) TMCL II must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt (iii) TEML must make at least $2,000 in after-tax profits annually, (iv) Textainer Equipment Management (U.S.) Limited (“TEML US”), a wholly owned subsidiary of TEML, may not incur more than $1,000 of consolidated funded debt (v) TEML US must make at least $200 in after-tax profits annually and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2012.

The TMCL II Secured Debt Facility is governed by the Indenture and secured by a pledge of, among other things, TMCL II’s containers, certain contracts related to TMCL II’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL II’s containers, and all other assets of TMCL II to the extent that they relate to the containers. Under the terms of the TMCL II Secured Debt Facility, the total outstanding principal may not exceed an amount that is calculated by a formula based on TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The Secured Debt Facility also contains restrictive covenants regarding the average age of TMCL II’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL II and TEML were in compliance at December 31, 2012.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the TMCL II Secured Debt Facility. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL II’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2012.

Events of default under the 2012-1 Notes include, among others:

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	TMCL II becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

2012-1 Bonds. TMCL has issued $400,000 in Series 2012-1 Fixed Rate Asset Backed Notes (“the 2012-1 Bonds”) pursuant to its Series 2012-1 Supplement, dated as of April 18, 2012, to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005, June 8, 2006, July 2, 2008, June 29, 2010, June 10, 2011, February 3, 2012 and March 30, 2012 (the “ TMCL Indenture”). The 2012-1 Bonds are term notes. The 2012-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2012-1 Bonds are due monthly. The 2012-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of April 15, 2022), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of April 15, 2027). Under a 10-year amortization schedule, $40,000 of principal of the 2011-1 Bonds will amortize per year. TMCL will not be permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to the payment date occurring in May 2014. The interest rate applicable to the 2012-1 Bonds is fixed at 4.21% per annum. Overdue payments of principal and interest on the 2012-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

2011-1 Bonds. TMCL has issued $400,000 in Series 2011-1 Fixed Rate Asset Backed Notes (“the 2011-1 Bonds”) pursuant to its Series 2011-1 Supplement, dated as of June 22, 2011, to the TMCL Indenture. The 2011-1 Bonds are term notes. The 2011-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2011-1 Bonds are due monthly. The 2011-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of June 15, 2021), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of June 15, 2026). Under a 10-year amortization schedule, $40,000 of principal of the 2011-1 Bonds will amortize per year. TMCL will not be permitted to make a voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to the payment date occurring in June 2013. The interest rate applicable to the 2011-1 Bonds is fixed at 4.70% per annum. Overdue payments of principal and interest on the 2011-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts.

2005-1 Bonds. TMCL has also issued $580,000 in Floating Rate Asset Backed Notes, Series 2005-1 (“the “2005-1 Bonds”) pursuant to its Series 2005-1 Supplement, dated as of May 26, 2005, to the TMCL Indenture. The 2005-1 Bonds are term notes. The 2005-1 Bonds were purchased by various institutional investors.

Payments of principal and interest on the 2005-1 Bonds are due monthly. The 2005-1 Bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of May 15, 2015), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of May 15, 2020). Under a 10-year amortization schedule, $51,500 of principal of the 2005-1 Bonds will amortize per year. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. The interest rate applicable to the 2005-1 Bonds equals one-month LIBOR plus 0.25%. Overdue payments of principal and interest on the 2005-1 Bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. Ultimate repayment of the 2005-1 Bonds has been insured by Ambac Assurance Corporation and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis.

Under the TMCL Indenture, TGH, TMCL, TEML and TEML US must maintain certain financial covenants, including the following (i) TMCL must maintain at least a 1.25 to 1.00 ratio of earnings (before interest expense and taxes) to interest expense; (ii) TEML may not incur more than $1,000 of consolidated funded debt

(iii) TEML must make at least $2,000 in after-tax profits annually, (iv) TEML US may not incur more than $1,000 of consolidated funded debt (v) TEML US must make at least $200 in after-tax profits annually and (vi) TGH must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2012.

The 2012-1 Bonds, 2011-1 Bonds and the 2005-1 Bonds are all governed by the Indenture and are secured by a pledge of, among other things, TMCL’s containers, certain contracts related to TMCL’s containers and the securitization facility, certain bank accounts, proceeds from the operation of TMCL’s containers, and all other assets of TMCL to the extent that they relate to the containers. Under the terms of the 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds, the total outstanding principal of these two programs may not exceed an amount that is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds also contain restrictive covenants regarding the average age of TMCL’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which TMCL and TEML were in compliance at December 31, 2012.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the 2012-1 Bonds, the 2011-1 Bonds and 2005-1 Bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, TMCL’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2012.

Events of default under the 2012-1 Bonds, the 2011-1 Bonds and the 2005-1 Bonds include, among others:

•	invalidity of the lien on collateral;

•	a default in required payment;

•	failure to perform or observe covenants set forth in the loan documentation within a specified period of time;

•	any representation or warranty proving to have been incorrect when made and the continuance for a specific period of time;

•	insolvency defaults;

•	manager default shall have occurred and shall have not been remedied, waived or cured;

•	invalidity of the lien on collateral;

•	the funded notes exceeding the asset base over a specific period;

•	payment on the notes by the insurer thereof;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	TMCL becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
	(Dollars in thousands)
Net income	$205,063	$204,018	$133,764
Adjustments to reconcile net income to net cash provided by operating activities	61,464	9,327	30,119

Net cash provided by operating activites	266,527	213,345	163,883
Net cash used in investing activities	(974,287)	(725,124)	(302,964)
Net cash provided by financing activities	732,929	529,490	139,284
Effect of exchange rate changes	142	24	59

Net increase in cash and cash equivalents	25,311	17,735	262
Cash and cash equivalents at beginning of year	74,816	57,081	56,819

Cash and cash equivalents at end of year	$100,127	$74,816	$57,081

Operating Activities

Net cash provided by operating activities increased $53,182 (24.9%) from 2011 to 2012 primarily due to a $24,040 increase in net income adjusted for noncash items such as depreciation expense, gain on sale of containers to noncontrolling interest and bargain purchase gain resulting primarily from a 19.1% increase in fleet size due to the purchase of new and used containers, partially offset by a 1.0 percentage point decrease in utilization for our owned fleet, a $21,698 lower increase in accounts receivable, net during 2012 compared to 2011 due to improved working capital management, a $5,674 decrease in trading containers, net during 2012 compared to a $12,566 increase in 2011 due to a change in the number of trading containers that were held for sale and a $4,850 decrease in accrued expenses in 2012 compared to a $6,503 increase in 2011 due to the timing of payments made.

Net cash provided by operating activities increased $49,462 (30.2%) from 2010 to 2011 primarily due to a $73,619 increase in net income adjusted for non-cash items such as depreciation expense and gain on sale of containers to noncontrolling interest resulting primarily from a 29.5% increase in the size of our owned fleet due to the purchases of new and used containers, a 7.1% increase in per diem rental rates for our owned fleet and a 3.4 percentage point increase in utilization for our owned fleet due to improved conditions in the container leasing industry. These increases were partially offset by a $17,096 higher increase in accounts receivable, net during 2011 compared to 2010 mainly due to a larger fleet size, a $12,566 increase in trading containers, net during 2011 compared to an $867 decrease during 2010 due to more trading containers being available for purchase and a $6,713 increase in deferred revenue and other in 2011 compared to a $2,311 decrease in 2010 primarily due to $7,104 of deferred revenue recorded for below market rental rates received under purchase leaseback transactions for 25,200 containers completed in 2011.

Investing Activities

Net cash used in investing activities increased $249,163 (34.4%) from 2011 to 2012 due to a higher amount of container purchases and the payment for the acquisition of TAP Funding Ltd. in 2012, partially offset by higher proceeds from the sale of containers and fixed assets, the payment for TMCL’s capital restructuring (net of cash acquired) in 2011 and higher receipt of principal payments on direct financing and sales-type leases.

Net cash used in investing activities increased $422,160 (139.3%) from 2010 to 2011 due to a higher amount of container purchases, the payment for TMCL’s capital restructuring (net of cash acquired) in 2011 and a lower receipt of principal payments on direct financing and sales-type leases, partially offset by higher proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash provided by financing activities increased $203,439 (38.4%) from 2011 to 2012 due to a $279,346 increase in net proceeds from our TL and TW Revolving Credit Facilities, $184,839 of net proceeds received from the issuance of common shares in our public offering in 2012, a $23,651 lower increase in restricted cash and a $10,184 increase in capital contributions from noncontrolling interest, partially offset by a $208,894 decrease in net proceeds from our TMCL and TMCL II Secured Debt Facilities, a $46,668 increase in principal payments on our 2012-1, 2011-1 and 2005-1 Bonds, a $20,924 increase in dividends paid, a $15,646 increase in debt issuance costs, a $1,396 decrease in proceeds from the issuance of common shares upon the exercise of share options and a $1,053 decrease in excess tax benefit from share-based compensation awards.

Net cash provided by financing activities increased $390,206 (280.2%) from 2010 to 2011 primarily due to $400,000 of proceeds from the issuance of our 2011-1 Bonds, a $33,697 increase in proceeds from our TMCL Secured Debt Facility, a $4,047 increase in net proceeds from our TL and TW Credit Facilities, an excess tax benefit from share-based compensation awards of $3,633 in 2011, a $3,268 decrease in debt issuance costs, capital contributions from noncontrolling interest of $1,823 in 2011 and a $1,032 increase in proceeds from the issuance of common shares upon the exercise of share options, partially offset by a $22,376 higher increase in restricted cash, a $20,000 increase in principal payments on our 2011-1 and 2005-1 Bonds and a $14,918 increase in dividends paid.

C.	Research and Development, Patents and Licenses, etc.

We do not carry out research and development activities and our business and profitability are not materially dependent upon any patents or licenses. We have registered “TEXTAINER,” “TEX” and “tex” (logo) in the U.S. Patent and Trademark Office and in the patent and trademark agencies of thirteen countries as trademarks.

D.	Trend Information

Please see Item 5, “Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations” for a description of identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E.	Off-Balance Sheet Arrangements

At December 31, 2012, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2012:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$352,500	$—	$—	$—	$—	$352,500	$—
TW Revolving Credit Facility	88,940	—	—	—	—	—	88,940
TAP Revolving Credit Facility	108,471	—	—	108,471	—	—	—
TMCL II Secured Debt Facility	874,000	—	50,983	87,400	87,400	87,400	560,817
2005-1 Bonds	124,458	51,500	51,500	21,458	—	—	—
2011-1 Bonds	340,000	40,000	40,000	40,000	40,000	40,000	140,000
2012-1 Bonds	373,333	40,000	40,000	40,000	40,000	40,000	173,333
Interest obligation (1)	345,721	69,309	64,885	57,935	48,149	40,373	65,070
Interest rate swaps payable (2)	12,823	7,221	3,790	1,362	281	95	74
Office lease obligations	6,307	1,558	1,573	1,525	1,366	95	190
Container contracts payable	87,708	87,708	—	—	—	—	—

Total contractual obligations	$2,714,261	$297,296	$209,031	$358,151	$217,196	$560,463	$1,072,124

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 3.11%.
(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.21%, for all periods, for all interest rate contracts outstanding as of December 31, 2012.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 15, 2013. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers and non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

In accordance with our bye-laws, our board of directors are elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and

James E. Hoelter are designated Class I directors, to hold office until our 2013 annual general meeting of shareholders. Neil I. Jowell, Cecil Jowell and David M. Nurek are designated Class III directors, to hold office until our 2014 annual general meeting of shareholders and Philip K. Brewer, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2015 annual general meeting of shareholders. Thereafter, directors in each class will be elected for three-year terms. Directors may be re-elected when their term of office expires.

As of March 8, 2013, Trencor, through the Halco Trust and Halco, held a beneficiary interest in approximately 48.5% of our outstanding share capital. See Item 4, “Information on the Company— Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, five of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	79	Chairman
Philip K. Brewer	55	Director, President and Chief Executive Officer
Dudley R. Cottingham(1)(2)(3)	61	Director
James E. Hoelter(1)(2)(3)(4)	73	Director
Cecil Jowell(4)	77	Director
Isam K. Kabbani	78	Director
John A. Maccarone(2)(3)	68	Director
James E. McQueen(1)(4)	68	Director
David M. Nurek(2)(3)(4)	63	Director
Hyman Shwiel(1)(2)(3)	68	Director
Robert D. Pedersen	53	President and Chief Executive Officer of Textainer Equipment Management Limited
Hilliard C. Terry, III	43	Executive Vice President and Chief Financial Officer
Ernest J. Furtado	57	Senior Vice President and Chief Accounting and Compliance Officer

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of 48.5% of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. He has been a director of Trencor since 1966, and was appointed chairman in 1973. Mr. Jowell has over 50 years experience in the transportation industry. He holds an M.B.A. from Columbia University and Bachelor of Commerce and L.L.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

Philip K. Brewer was appointed President and Chief Executive Officer and to our board of directors in October 2011. Mr. Brewer served as our Executive Vice President from 2006 to October 2011, responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management and resale divisions. Mr. Brewer was Senior Vice President of our asset management group from 1999 to 2005 and Senior Vice President of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a Vice President and ending as a Managing Director and President of its Indonesian

subsidiary. From 1989 to 1990, he was Vice President in Corporate Finance at Jardine Fleming. From 1987 to 1989, he was Capital Markets Advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm, in New York. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and an M.B.A. in Finance from Columbia University.

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 30 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is chairman of the listing committee of the Bermuda Stock Exchange. He is chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda and Irish Stock Exchanges. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our President and Chief Executive Officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s risk committee. He is the president of Summit Station LLC, a commercial real estate development company. Mr. Hoelter received a Bachelor of Business Administration degree from the University of Wisconsin and an M.B.A. from the Harvard Business School.

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell also serves on the board of Trencor and has been an executive of Trencor for over 40 years. He has also served as a director and chairman of WACO International Ltd., an international industrial group previously listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and L.L.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

John A. Maccarone retired as our President and Chief Executive Officer in October 2011 when he became a non-executive director of Textainer Group Holdings Limited. He served as our President and Chief Executive Officer since January 1999, and as a member of our board of directors since December 1993. Until October 2011, Mr. Maccarone was a member of the board of directors of the Institute of International Container Lessors, a trade association for the container and chassis leasing industry, and served as its chairman from January 2006 to December 2006. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as President and Chief Executive Officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was Director of Marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and an M.B.A. from Loyola University of Chicago.

Isam K. Kabbani has been a member of our Board of Directors since December 1993. Mr. Kabbani is the chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing, trading and construction group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi

Arabian Ministry of Foreign Affairs, and in 1960 moved to Ministry of Petroleum for a period of ten years. During this time, he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business starting with National Marketing, a small trading company in specialized building materials. The IKK Group has been for the past decade consistently among the largest 35 Saudi Companies. Mr. Kabbani holds a B.A. from Swarthmore College (Pennsylvania, USA) and an M.A. in Economics and International Relations from Columbia University.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Executive Officers

For certain biographical information about Philip K. Brewer, see “Directors” above.

Robert D. Pedersen was appointed President and Chief Executive Officer of Textainer Equipment Management Limited, our management company, in October 2011. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Hilliard C. Terry, III was appointed Executive Vice President and Chief Financial Officer in January 2012. Prior to joining the company, Mr. Terry served as Vice President and Treasurer at Agilent Technologies, Inc., where he worked since the company’s initial public offering in 1999 and subsequent spin-off from Hewlett-

Packard Company (HP). He was the head of Investor Relations until he was appointed Vice President and Treasurer in 2006. Before joining Agilent, Mr. Terry worked in marketing and investor relations for HP’s VeriFone subsidiary and joined VeriFone, Inc. in 1995 prior to the company’s acquisition by HP in 1997. He has also held positions in investor relations and investment banking with Kenetech Corporation and Goldman, Sachs & Co, respectively. Mr. Terry has also served on the board of directors of Umpqua Holdings Corporation since January 2010. Mr. Terry holds a B.A. in Economics from the University of California at Berkeley and an M.B.A. from Golden Gate University.

Ernest J. Furtado has served as our First Vice President, Senior Vice President, Chief Financial Officer and Secretary or Assistant Secretary since 1999. Mr. Furtado currently serves as our Senior Vice President and Chief Accounting and Compliance Officer. Prior to joining our company in 1991, Mr. Furtado was Controller for Itel Instant Space, a container leasing company based in San Francisco, California, and Manager of Accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado was also a Manager of Internal Audit for Wells Fargo Bank and worked as a Certified Public Accountant at John F. Forbes & Co. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and an M.B.A. in Information Systems from Golden Gate University.

Board of Directors

Our board of directors currently consists of ten members. Our bye-laws provide that our board of directors shall consist of five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (five persons, including a bonus paid to John A. Maccarone, our former President and Chief Executive Officer who retired in October 2011) for the year ended December 31, 2012 was approximately $3.1 million, which included approximately $1.4 million in bonuses and approximately $90 in funds set aside or accrued to provide for health and life insurance, retirement, or similar benefits. On January 20, 2012, Hilliard C. Terry III, our Executive Vice President and Chief Financial Officer, was also granted 10,000 share options, with an exercise price of $31.34 and an expiration date of January 20, 2022, and 10,000 restricted share units and on November 14, 2012, our executive officers as a group were granted 76,000 share options, with an exercise price of $28.05 and an expiration date of November 14, 2022, and 76,000 restricted share units through our 2007 Share Incentive Plan. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2012, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2012 Short Term Incentive Plan (“STIP”). Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on assets and earnings per share. In 2012, all STIP participants, including our executive officers received 200% of their target incentive award.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2012 was approximately $588. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan on August 9, 2007, and our shareholders approved the 2007 Share Incentive Plan on September 4, 2007. The maximum number of common shares of

Textainer Group Holdings Limited that could be granted pursuant to the 2007 Share Incentive Plan was 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following our initial public offering on October 9, 2007, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 from 3,808,371 shares to 5,276,871 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. The shares to be issued pursuant to awards under the 2007 Share Incentive Plan may be authorized, but unissued, or reacquired common shares.

The 2007 Share Incentive Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2007 Share Incentive Plan may be either incentive share options under the provisions of Section 422 of the Code, or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” will administer the 2007 Share Incentive Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria.

The exercise price of all share options granted under the 2007 Share Incentive Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2007 Share Incentive Plan will be ten years. The base appreciation amount of any share appreciation right and the exercise price or purchase price, if any, of any awards intended to be performance-based compensation (within the meaning of Section 162(m) of the Code) will be at least equal to 100% of the fair market value of our common shares on the date of grant. The plan administrator will determine the term and exercise or purchase price of any other awards granted under the 2007 Share Incentive Plan.

Under the 2007 Share Incentive Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2007 Share Incentive Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2007 Share Incentive Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2007 Share Incentive Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2007 Share Incentive Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2007 Share Incentive Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2007 Share Incentive Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2007 Share Incentive Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquirer without cause within twelve months after such change in control.

Under the 2007 Share Incentive Plan, a “corporate transaction” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity including by tender offer;

•	a reverse merger or amalgamation in which 40% or more of the common shares by an individual or entity is acquired;

•	a sale, transfer or other disposition of all or substantially all of the assets of Textainer Group Holdings Limited;

•	a merger, amalgamation or consolidation in which Textainer Group Holdings Limited is not the surviving entity; or

•	a complete liquidation or dissolution.

Under the 2007 Share Incentive Plan, a “change in control” is generally defined as:

•

acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2007 Share Incentive Plan will automatically terminate in 2017. The board of directors will have authority to amend or terminate the 2007 Share Incentive Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2007 Share Incentive Plan in such a manner and to such a degree as required.

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives who may be affected by Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”). Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units, and to qualify certain components of compensation paid to certain of our key executives for the tax deductibility exception under Code Section 162(m) while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income before income tax expense, residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures. The Bonus Plan replaced our 2007 Short Term Incentive Plan beginning in 2008.

Code Section 162(m) generally disallows a Federal income tax deduction to any publicly held corporation for non-performance based compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers employed on the last day of the taxable year. We intend to structure awards under the Bonus Plan so that compensation resulting from awards would be qualified “performance based compensation” eligible for continued deductibility. The Bonus Plan will be administered by a committee to be appointed by our board of directors, which will select the employees who will be eligible to receive awards, the target pay-out level and the performance targets. The maximum performance award payable to any individual for any performance period is $2,000,000. Each performance period will be a period of three years or less, as determined by the committee. The committee may establish programs under the Bonus Plan permitting select participants to defer receipt of awards.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into employment agreements with most of our executive officers. Each of these employment agreements contains provisions requiring us to make certain severance payments in case the executive officer is terminated without cause. The agreements terminate upon termination of employment. Employment is at-will for each of our executive officers and they may be terminated at any time for any reason. In addition, in the past we have entered into consulting arrangements with Mr. Hoelter, one of our directors.

Other than as disclosed above, none of our directors has service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

C.	Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•	Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence.

•

We have established an audit committee responsible (i) for advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting process, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with NYSE requirements that the audit committee have a minimum of three members or the NYSE’s standards of director independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Cottingham, Hoelter, Maccarone, Neil Jowell, Nurek and Shwiel. Messrs. Cottingham and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. Under Bermuda law, consent of the Bermuda Monetary Authority is required for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2012, we employed 164 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 8, 2013:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 56,256,627 common shares issued and outstanding on March 8, 2013. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Halco Holdings Inc. (3)	27,278,802	48.5%
Trencor Limited (3)	27,278,802	48.5%

Directors and Executive Officers
Philip K. Brewer	345,103	*
Dudley R. Cottingham	5,982	*
James E. Hoelter (4)	28,283,299	50.3%
Cecil Jowell (5)	27,878,740	49.6%
Neil I. Jowell (5)	27,941,721	49.7%
Isam K. Kabbani (6)	2,719,509	4.8%
John A. Maccarone (7)	1,897,558	3.4%
James E. McQueen (8)	27,281,784	48.5%
David M. Nurek (9)	27,281,784	48.5%
Hyman Shwiel	2,982	*
Robert D. Pedersen	231,926	*
Hilliard C. Terry, III	41,050	*
Ernest J. Furtado (10)	160,446	*
Current directors and executive officers (13 persons) as a group	34,956,676	62.1%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person. Common shares beneficially owned include the following share options and restricted share units:

	Grant Date
	October 9, 2007	November 19, 2008	November 18, 2009	November 18, 2010	November 16, 2011	January 20, 2012	May 17, 2012	November 14, 2012
Share options
Exercise price	$16.50	$16.97	$7.10	$28.26	$28.54	$31.34	N/A	$28.05
Expiration date	October 8, 2017	November 18, 2018	November 17, 2019	November 17, 2020	November 15, 2021	January 19, 2022	N/A	November 14, 2022
Philip K. Brewer	44,430	19,500	22,350	15,000	30,000	—	—	32,000
Dudley R. Cottingham	—	—	—	—	—	—	—	—
James E. Hoelter	—	—	—	—	—	—	—	—
Cecil Jowell	—	—	—	—	—	—	—	—
Neil I. Jowell	—	—	—	—	—	—	—	—
Isam K. Kabbani	—	—	—	—	—	—	—	—
John A. Maccarone	—	8,125	—	—	—	—	—	—
James E. McQueen	—	—	—	—	—	—	—	—
David M. Nurek	—	—	—	—	—	—	—	—
Hyman Shwiel	—	—	—	—	—	—	—	—
Robert D. Pederson	—	—	10,279	15,000	22,000	—	—	23,000
Hilliard C. Terry, III	—	—	—	—	—	10,000	—	11,000
Ernest J. Furtado	—	—	3,762	5,000	7,125	—	—	10,000

Restricted share units
Philip K. Brewer	—	6,500	11,174	7,500	22,500	—	—	32,000
Dudley R. Cottingham	—	—	—	—	—	—	1,157	—
James E. Hoelter	—	—	—	—	—	—	1,157	—
Cecil Jowell	—	—	—	—	—	—	1,157	—
Neil I. Jowell	—	—	—	—	—	—	1,157	—
Isam K. Kabbani	—	—	—	—	—	—	1,157	—
John A. Maccarone	—	8,125	15,606	—	—	—	1,157	—
James E. McQueen	—	—	—	—	—	—	1,157	—
David M. Nurek	—	—	—	—	—	—	1,157	—
Hyman Shwiel	—	—	—	—	—	—	1,157	—
Robert D. Pederson	—	6,500	11,174	7,500	16,500	—	—	23,000
Hilliard C. Terry, III	—	—	—	—	—	7,500	—	11,000
Ernest J. Furtado	—	4,375	7,524	5,000	7,125	—	—	10,000

(2)	Percentage ownership is based on 56,236,815 shares outstanding as of February 13, 2013.

(3)	Includes 27,278,802 shares held by Halco Holdings Inc. (“Halco”). Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, Mr. Cecil Jowell, Mr. McQueen and Mr. Nurek, all members of our board of directors and the board of directors of Trencor and Mr. Edwin Oblowitz, a member of the board of directors of Trencor.

(4)	Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Hoelter due to his position as a director of Trencor), 113,438 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 519,156 shares held by the JEH-VSH Limited Partnership #1, and 370,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is one of our directors and a member of the board of directors of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(5)

Includes 27,278,802 shares held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Cecil Jowell and Mr. Neil Jowell due to their position as a directors of Trencor) and 596,956 shares held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell and Mr. Neil Jowell’s family are discretionary beneficiaries. Mr. Cecil Jowell and

Mr. Neil Jowell are our directors, directors of Halco, protectors of the Halco Trust and members of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor. Mr. Cecil Jowell and Mr. Neil Jowell disclaim beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(6)	Includes 2,716,527 shares held by IKK Foundation, an affiliate of Mr. Kabbani.

(7)	Includes 1,572,916 shares held by the Maccarone Family Partnership L.P., 289,179 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA.

(8)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. McQueen due to his position as a director of Trencor). Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(9)	Includes 27,278,802 shares are held by Halco (which in terms of SEC regulations are solely reported herewith as beneficially owned by Mr. Nurek due to his position as a director of Trencor). Mr. Nurek is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(10)	Includes 100,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 335 shares held by David Furtado and 200 shares held by Michelle Pelletreau, son and daughter, respectively, of Ernest James Furtado.

As of March 8, 2013, based on information available to the Company, 4,825 of our common shares issued and outstanding were held by one record holder in our domicile and headquarters country (Bermuda).

B.	Related Party Transactions

We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions, other than the provision, as permitted by Bermuda law, that we, or one of our subsidiaries, may enter into a contract in which our directors or officers are directly or indirectly interested if the director or officer discloses his interest to our board of directors at the first opportunity at a meeting of directors or in writing.

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2012 and December 31, 2011, no amounts were outstanding on such loans to employees. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers to give such directors and officers, as well as their immediate family members, additional contractual assurances regarding the scope of indemnification set forth in our bye-laws, and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in our bye-laws. The indemnification agreements may require us, among other things, to indemnify such directors and officers, as well as their immediate family members, against liabilities that may arise by reason of their status or service as directors or officers and to advance expenses as a result of any proceeding against them as to which they could be indemnified.

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2012, 2011 and 2010, we managed approximately 8,000 TEU (for which we received approximately $155 in management fees), 8,000 TEU (for which we received approximately $178 in management fees) and 9,000 TEU (for which we received approximately $173 in management fees), respectively, for IKK Foundation.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust include Neil I. Jowell, Cecil Jowell, David Nurek and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2012, 2011 and 2010, we received the following fees or commissions from LAPCO: (i) $3,072, $3,239 and $3,274, respectively, in management fees, (ii) $1,195, $1,395 and $1,383, respectively, in sales commissions and (iii) $0, $0 and $180, respectively, in acquisition fees. In 2012, 2011 and 2010, fees received under the LAPCO agreement accounted for 3.4%, 4.0% and 6.8%, respectively, of total combined Container Management and Container Resale segment revenue and 0.9%, 1.1% and 1.6%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

Halco acquired 2,100,000 common shares in the Company’s initial public offering on October 15, 2007 at the initial public offering price. The underwriters did not receive any discount or commission on these shares. The common shares that were purchased by Halco in the offering are not freely tradable in the public market due to Halco’s status as our “affiliate,” as such term is defined in Rule 144 under the Securities Act. See Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for further details on these trading restrictions.

Transactions with Umpqua Bank

Our Executive Vice President and Chief Financial Officer, Hilliard C. Terry, III, serves as a member of the Board of Directors of Umpqua Holdings Corporation, the NASDAQ listed holding company for Umpqua Bank and Umpqua Investments, Inc. Umpqua Bank is a lender with a less than 5% commitment in the $600,000 TL Credit Agreement. Umpqua Bank participates in the TL Credit Agreement on the same terms as the other lenders in the facility.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which are comprised of our consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, shareholders’

equity and cash flows for each of the years in the three-year period ended December 31, 2012 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company — Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

The following table summarizes dividends that we have declared and paid since January 1, 2010:

Date Declared	Dividend per Outstanding Common Share	Total Dividend
February 2010	$0.23	$11,035
May 2010	$0.24	$11,533
August 2010	$0.25	$12,038
November 2010	$0.27	$13,025
February 2011	$0.29	$14,115
May 2011	$0.31	$15,157
August 2011	$0.33	$16,149
November 2011	$0.35	$17,128
February 2012	$0.37	$18,288
May 2012	$0.40	$19,816
August 2012	$0.42	$20,839
November 2012	$0.44	$24,530
February 2013	$0.45	$25,313

Our board of directors has adopted a dividend policy which reflects its judgment that our shareholders would be better served if we distributed to them, as quarterly dividends payable at the discretion of our board of directors, a part of the total shareholder return, balancing near term cash needs for potential acquisitions or other growth opportunities, rather than retaining such excess cash or using such cash for other purposes. On an annual basis we expect to pay dividends with cash flow from operations, but due to seasonal or other temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. The timing and amount of future dividends will be at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. See Item 3, “Key Information — Risk Factors,” for a discussion of these factors. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) the revolving credit facility of our wholly-owned subsidiary, Textainer Limited, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum tangible net worth level (which level would decrease by the amount of any dividend paid),

(ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

B.	Significant Changes

Except as disclosed in the Annual Report on Form 20-F, no significant changes have occurred since December 31, 2012, which is the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on the New York Stock Exchange (“NYSE”) under the symbol “TGH” since October 10, 2007. Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NYSE for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
2012	$39.00	$27.45
2011	$37.56	$19.74
2010	$31.35	$14.72
2009	$17.25	$4.30
2008	$22.35	$6.36

Quarterly Highs and Lows (two most recent full financial years):
Fourth quarter 2012	$32.39	$27.45
Third quarter 2012	$39.00	$30.23
Second quarter 2012	$37.01	$30.00
First quarter 2012	$35.26	$29.03
Fourth quarter 2011	$29.98	$19.74
Third quarter 2011	$32.04	$20.28
Second quarter 2011	$37.56	$28.06
First quarter 2011	$37.16	$28.81

Monthly Highs and Lows (over the most recent six month period):
February 2013	$43.06	$39.86
January 2013	$41.87	$31.98
December 2012	$32.12	$29.77
November 2012	$31.20	$27.45
October 2012	$32.39	$29.94
September 2012	$35.44	$30.23

Transfer Agent

A register of holders of our common shares is maintained by Continental Management Limited in Bermuda and a branch register is maintained in the United States by Computershare Limited. The transfer agent and branch registrar for our common shares is Computershare Shareholder Services, Inc. and its fully owned subsidiary Computershare Trust Company, N.A., having its principal office at 250 Royall Street, Canton, MA 02021.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9, “Offer and Listing Details – Trading Markets” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC18896. We were incorporated on December 3, 1993 under the name Textainer Group Holdings Limited, prior to that time our business was based in Panama. Our headquarters office is located at 16 Par-La-Ville Road, Hamilton HM 08 Bermuda.

We incorporate by reference into this Annual Report on Form 20-F the description of our memorandum of association and our bye-laws contained in “Description of Share Capital” of our Registration Statement on Form F-1 filed with the SEC on September 26, 2007. Such information is a summary which does not purport to be complete and is qualified in its entirety by reference to our memorandum of association and our bye-laws, copies of which have been filed as Exhibits 3.1 and 3.2, respectively, to such Registration Statement.

C.	Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this Annual Report on Form 20-F other than contracts entered into in the ordinary course of business and other than those described in Item 4, “Information on the Company—History and Development of the Company—Significant Events” or elsewhere in this Annual Report on Form 20-F.

D.	Exchange Controls

Trencor, a South African company listed on the JSE, has an indirect beneficiary interest in 48.5% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

E.	Taxation

The following discussion is a summary of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a summary of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

We and our Bermuda subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. However, given recently enacted legislation, we intend to apply for an extension of this assurance through 2035. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $32, based on our assessable capital.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to an investment in common shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their common shares as capital assets within the meaning of Section 1221 of the Code, which includes property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is any of the following:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax consequences to a partner in the partnership will depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in common shares.

Taxation of the Companies

Textainer and Non-U.S. Subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the U.S. is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business.

Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 35% for a corporation’s effectively connected income and 30% for the branch profits tax.

A portion of our income is treated as effectively connected with the conduct of a trade or business within the U.S., and such effectively connected income is subject to U.S. federal income tax. U.S. federal income tax returns have been filed declaring such effectively connected income.

The determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis. In general, there is no clear test as to the nature and scope of activities that constitute being engaged in a U.S. trade or business, and it is unclear how a court would construe the existing authorities with respect to our activities. Accordingly, it is possible that the IRS could assert that a significantly greater portion of our income than we currently report is derived from the conduct of a U.S. trade or business and therefore, is effectively connected income that is subject to U.S. federal income tax.

In addition to U.S. federal income tax on income associated with a U.S. trade or business, we are also subject to a 30% U.S. withholding tax imposed on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as rents, dividends and interest on investments), to the extent such amounts are not effectively connected income. This 30% U.S. withholding tax is subject to reduction by applicable treaties. Distributions by our U.S. subsidiaries to us are expected to be subject to this 30% U.S. withholding tax.

U.S. Subsidiaries

Our U.S. subsidiaries are subject to U.S. federal income tax at regular corporate rates on their worldwide income, regardless of its source, subject to reduction by allowable foreign tax credits.

Transfer Pricing

Under U.S. federal income tax laws, transactions among taxpayers that are owned or controlled directly or indirectly by the same interests generally must be at arm’s-length terms. We consider the transactions among our subsidiaries and us to be at arm’s-length terms. However, the IRS may distribute, apportion, or allocate gross income, deductions, credits, or allowances between or among such taxpayers if it determines that such transactions are not at arm’s-length terms and that such distribution, apportionment, or allocation is necessary in order to clearly reflect the income of any of such taxpayers. In such a situation, we may incur increased tax liability, possibly materially, thereby reducing our profitability and cash flows.

Taxation of U.S. Holders

The discussion in “—Distributions on Common Shares” and “—Dispositions of Common Shares” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see “—Passive Foreign Investment Company” below.

Distributions on Common Shares

General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below. In addition, certain non-corporate U.S. Holders may be subject to an additional 3.8% Medicare tax on dividend income whether or not it is “qualified dividend income.” See “—Legislative Developments” below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for individuals earning $400,000 or less per year or married couples earning $450,000 or less per year, the maximum individual U.S. federal income tax rate applicable to “qualified dividend income” (“QDI”) generally is 15%. For individuals earning more than $400,000 per year or married couples earning more than $450,000 per year, the maximum U.S. federal income tax rate increases effective January 1, 2013, to 20% for “qualified dividend income.” Among other requirements, dividends will be treated as QDI if either (i) our common shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, under current administrative guidance, our common shares are “readily tradable” on an established securities market as a result of being listed on the NYSE.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year. Please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on common shares.

In-Kind Distributions. Generally, distributions to you of new common shares or rights to subscribe for new common shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new common shares or rights so received will be determined by allocating your adjusted tax basis in the old common shares between the old common shares and the new common shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for common shares, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old common shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new common shares or rights should include the holding period for the old common shares on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us are expected to constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss.

If you have held the common shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain will apply to non-corporate U.S. Holders. For individuals earning $400,000 or less per year or married couples earning $450,000 or less per year, the maximum individual U.S. federal income tax rate applicable to net long-term capital gain generally is 15%. For individuals earning more than $400,000 per year or married couples earning more than $450,000 per year, the maximum U.S. federal income tax rate increases effective January 1, 2013, to 20% for net long-term capital gain. In the case of a corporation, capital gains are taxed at the same rate as ordinary income, which is currently 35%. If you have held the common shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations. In addition, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on capital gain income. See “—Legislative Developments” below.

Any gain or loss recognized on the disposition of common shares is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of common shares.

Passive Foreign Investment Company

We will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, rents meeting certain requirements are treated as derived from the conduct of an active trade or business and are not treated as passive income.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on the amount and character of our projected revenues and the amount and character of our projected capital expenditures, the valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If the amount and character of our actual revenues and capital expenditures do not match our projections, we may be a PFIC. In these calculations, we have valued our intangible assets based on our market capitalization, determined using the market price of our common shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our intangible assets and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the value of our intangible assets. We believe our valuation approach is reasonable. However, it is possible that the IRS could challenge the valuation of our intangible assets, which may result in our being a PFIC.

We do not believe that we were a PFIC for our prior taxable year and we intend to conduct our business so that we should not be treated as a PFIC for our current taxable year or any future taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of an investment in common shares will depend on whether such U.S. Holder is permitted to make and makes (i) an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or (ii) a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning common shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on common shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the common shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of common shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on common shares.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, regardless of whether we actually continue to be a PFIC.

QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. Shares are “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the common shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the common shares will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of an investment in common shares.

Legislative Developments

Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of our common shares.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on common shares or proceeds from the disposition of common shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

Under legislation enacted on March 18, 2010, commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA,” if we were a PFIC, each U.S. Holder would be required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. Before the enactment of this legislation, a U.S. shareholder of a PFIC was only required to file such an annual report if the shareholder recognized gain on a direct or indirect disposition of PFIC stock, received certain direct or indirect distributions from the PFIC, or was making certain elections with respect to the PFIC. In recently proposed administrative guidance, the IRS advised that, until it develops further guidance regarding the PFIC reporting obligation under FATCA, U.S. holders that would not otherwise have been required to file an annual report under the reporting rules prior to March 18, 2010, will not be required to file an annual report as a result of FATCA for taxable years beginning on or after March 18, 2010.

U.S. Holders who are individuals will be subject to reporting obligations with respect to their common shares if they do not hold their common shares in an account maintained by a financial institution and the aggregate value of their common shares and certain other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its common shares under these rules and fails to do so.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to our common shares.

Taxation of Non-U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on common shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Common Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Common Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss during the taxable year.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2012, 2011 and 2010 were denominated in U.S. dollars. During 2012, 2011 and 2010, 36%, 36% and 34%, respectively, of our direct container expenses were paid in 18 different foreign currencies. We do not hedge these container expenses as there are no significant payments made in any one foreign currency. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized (losses) gains on interest rate swaps and caps, net in the consolidated statements of comprehensive income.

As of December 31, 2012, 2011 and 2010, none of the derivative instruments we have entered into qualify for hedge accounting. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

We utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs which are observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs which are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, which include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3 inputs which are unobservable inputs that reflect the reporting entity’s own assumptions.

We use the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

Our liability valuation reflects our credit standing and the credit standing of the counterparties to the interest rate swaps and caps. The valuation technique we utilized to calculate the fair value of the interest rate swaps and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The decrease in the interest rate swap agreements’ net fair value liability during 2012 primarily reflects an increase in rates in the future portion of the swaps’ curves as of December 31, 2012.

The notional amount of the interest rate swap agreements was $578,657 as of December 31, 2012, with expiration dates between February 2013 and November 2020. We receive fixed rates between 0.48% and 3.96% under the interest rate swap agreements. The net fair value liability of these agreements was $10,819 and $16,110 as of December 31, 2012 and 2011, respectively.

The notional amount of the interest rate cap agreements was $482,180 as of December 31, 2012, with expiration dates between March 2013 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2012, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value of interest rate swaps and caps, net of $8,520, an increase in interest expense of $17,827 and a decrease in realized losses on interest rate swaps and caps, net of $5,106.

Quantitative and Qualitative Disclosures About Credit Risk

We maintain detailed credit records about our container lessees. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. or “Dynamar,” and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and

•	reserves for estimated losses inherent in the receivables based upon historical trends.

As of December 31, 2012, approximately 95.3% of accounts receivable for our total fleet and 99.7% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong) and France accounted for approximately 24.1% and 12.2%, respectively, of our total fleet container leasing revenue for 2012. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Lease billings from our 25 largest container lessees represented $456,954, or 77.3% of our total owned and managed fleet container lease billings for 2012, with lease billings from our single largest container lessee accounting for $71,166, or 12.0% and another container lessee accounting for $61,548, or 10.4% of our owned and managed fleet container lease billings during such period. We had no other container lessees accounting for over 10% of our owned and managed fleet container lease billings in 2012.

An allowance for doubtful accounts of $8,025 has been established against receivables as of December 31, 2012 for our owned fleet. During 2012, receivable write-offs, net of recoveries, totaled $1,340 for our owned fleet.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 15, 2007, we completed our initial public offering of our common shares at a price of $16.50 per share and listed our common shares on the New York Stock Exchange (“NYSE”) under the symbol “TGH.” We sold an aggregate of 9,000,000 of our common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses. The managing underwriters of our initial public offering were Credit Suisse Securities (USA) LLC, Wachovia Capital Markets, LLC, Jefferies & Company, Inc., Piper Jaffray & Co. and Fortis Securities LLC. There have been no material modifications to the rights of our security holders and the use of proceeds from our initial public offering previously disclosed in our registration statement on Form F-1 (File No. 333-146304) filed by us in connection with our initial public offering.

On September 19, 2012, we completed an underwritten public offering of an aggregate of 8,625,000 of our common shares at a price of $31.50. We sold 6,125,000 new common shares, which were listed on the NYSE under the symbol “TGH” and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. We received $184.8 million after deducting underwriting discounts and other offering expenses. The managing underwriters of our public offering were Merril Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC. There have been no material modifications to the rights of our security holders and the use of proceeds from our public offering previously disclosed in our registration statement on Form F-3 (File No. 333-171410) and related prospectus supplements filed by us in connection with our public offering.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective.

Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed to reasonably assure that this information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Textainer’s management, with oversight by the Board of Directors, is responsible for establishing and maintaining adequate internal control over financial reporting. Textainer’s internal control system was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles in the United States.

Textainer’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria established in Internal Control—

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C.	Report of the Registered Public Accounting Firm

Our internal controls over financial reporting as of December 31, 2012 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included under Item 18, “Financial Statements” on page F-2 in this Annual Report on Form 20-F.

D.	Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with New York Stock Exchange (“NYSE”) rules, we have an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. As a foreign private issuer, we are not required to comply with NYSE requirements that our audit committee has a minimum of three members and that all of our audit committee members satisfy the NYSE’s requirements for independence. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the audit committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members (Messrs. Hoelter, Neil Jowell and McQueen) are representatives of Trencor and have no voting rights. Our board of directors has adopted an audit committee charter effective October 9, 2007.

ITEM 16B.	CODE OF ETHICS

We have adopted the Textainer Group Holdings Limited Code of Business Conduct and Ethics (the “Code of Business Conduct and Ethics”), which covers members of our board of directors and all of our employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions).

The Code of Business Conduct and Ethics addresses, among other things, the following items:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	accountability for adherence to the code.

During 2012, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. We have posted the text of the Code of Business Conduct and Ethics on our website at www.textainer.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee pre-approves all services provided by our principal accountants, KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants for professional services rendered during 2012 and 2011:

Fee Category	2012 Fees	2011 Fees
Audit Fees	$1,359	$978
Audit-Related Fees	123	85
Tax Fees	13	13
All Other Fees	—	—

Total Fees	$1,495	$1,076

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees—Consists of fees for attestation related services other than those described above as Audit fees. Fees of $123 billed in 2012 relate to the performance of agreed upon procedures on certain specific lender requirements and the review of our registration statement in connection with our underwritten public offering of common shares. Fees of $85 billed in 2011 relate to the performance of agreed upon procedures on certain specific lender requirements.

Tax Fees—Consists of fees billed for professional services for tax compliance, tax advice and tax planning. KPMG LLP did not provide any tax compliance, tax advice or tax planning services to Textainer during 2012.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer during 2012 and 2011.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on the exemption afforded by Rule 10A-3(b)(1)(iv)(D) under the Exchange Act. Three of the five members of our audit committee (Messrs. Hoelter, Neil Jowell and McQueen) are directors of Trencor, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares. Each of Messrs. Hoelter, Neil Jowell and McQueen is neither a voting member or chairperson of our audit committee nor one of our executive officers. We believe that such reliance does not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements pursuant to Rule 10A-3 promulgated under the Exchange Act. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors, as required by NYSE standards. The members of our compensation committee are Messrs. Neil Jowell, Cottingham, Hoelter, Maccarone, Nurek and Shwiel. Messrs. Neil Jowell, Hoelter and Nurek are directors of Trencor. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a compensation committee charter.

•

We have established an audit committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, and (iv) overseeing compliance with policies and legal requirements with respect to financial reporting. Our audit committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, McQueen and Shwiel. Messrs. Cottingham and Shwiel are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights. Our board of directors has also adopted an audit committee charter.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our nominating and governance committee has five members, Messrs. Neil Jowell, Cottingham, Hoelter, Maccarone, Nurek and Shwiel. Messrs. Cottingham, Maccarone and Shwiel satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a nominating and governance committee charter.

•	Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

•

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to the NYSE. However, we have provided a proxy statement to the NYSE and expect to continue to do so in the future.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-46 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The exhibits filed as part of this Annual Report on Form 20-F are listed in the Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/S/ PHILIP K. BREWER
Philip K. Brewer President and Chief Executive Officer

/S/ HILLIARD C. TERRY, III
Hilliard C. Terry, III Executive Vice President and Chief Financial Officer

March 15, 2013

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedules I and II. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules I and II, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Textainer Group Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

San Francisco, CA

March 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Textainer Group Holdings Limited:

We have audited Textainer Group Holdings Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Textainer Group Holdings Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Textainer Group Holdings Limited and subsidiaries’ maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the financial statement schedules I and II, and our report dated March 15, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/ KPMG LLP

San Francisco, CA

March 15, 2013

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands, except per share amounts)

	2012		2011		2010
Revenues:
Lease rental income		$383,989		$327,627		$235,827
Management fees		26,169		29,324		29,137
Trading container sales proceeds		42,099		34,214		11,291
Gains on sale of containers, net		34,837		31,631		27,624

Total revenues		487,094		422,796		303,879

Operating expenses:
Direct container expense		25,173		18,307		25,542
Cost of trading containers sold		36,810		29,456		9,046
Depreciation expense		104,844		83,177		58,972
Amortization expense		5,020		6,110		6,544
General and administrative expense		23,015		23,495		21,670
Short-term incentive compensation expense		5,310		4,921		4,805
Long-term incentive compensation expense		6,950		5,950		5,318
Bad debt expense, net		1,525		3,007		145
Gain on sale of containers to noncontrolling interest		—		(19,773)		—

Total operating expenses		208,647		154,650		132,042

Income from operations		278,447		268,146		171,837

Other income (expense):
Interest expense		(72,886)		(44,891)		(18,151)
Interest income		146		32		27
Realized losses on interest rate swaps and caps, net		(10,163)		(10,824)		(9,844)
Unrealized gains (losses) on interest rate swaps and caps, net		5,527		(3,849)		(4,021)
Bargain purchase gain		9,441		—		—
Other, net		44		(115)		(1,591)

Net other expense		(67,891)		(59,647)		(33,580)

Income before income tax and noncontrolling interests		210,556		208,499		138,257
Income tax expense		(5,493)		(4,481)		(4,493)

Net income		205,063		204,018		133,764
Less: Net loss (income) attributable to the noncontrolling interests	1,887		(14,412)		(13,733)

Net income attributable to Textainer Group Holdings Limited common shareholders	$206,950		$189,606		$120,031

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$4.04		$3.88		$2.50
Diluted	$3.96		$3.80		$2.43
Weighted average shares outstanding (in thousands):
Basic	51,277		48,859		48,108
Diluted	52,231		49,839		49,307
Comprehensive income:
Foreign currency translation adjustments		142		24		59
Comprehensive loss (income) attributable to the noncontrolling interest		1,887		(14,412)		(13,733)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$207,092		$189,630		$120,090

See accompanying notes to consolidated financial statements

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$100,127	$74,816
Accounts receivable, net of allowance for doubtful accounts of $8,025 and $7,840 at 2012 and 2011, respectively	94,102	86,428
Net investment in direct financing and sales-type leases	43,253	25,075
Trading containers	7,296	12,970
Containers held for sale	15,717	7,832
Prepaid expenses	14,006	10,243
Deferred taxes	2,332	2,443
Due from affiliates, net	4,377	—

Total current assets	281,210	219,807
Restricted cash	54,945	45,858
Containers, net of accumulated depreciation of $490,930 and $377,731 at 2012 and 2011, respectively	2,916,673	1,903,855
Net investment in direct financing and sales-type leases	173,634	85,121
Fixed assets, net of accumulated depreciation of $9,189 and $9,027 at 2012 and 2011, respectively	1,621	1,717
Intangible assets, net of accumulated amortization of $26,963 and $33,340 at 2012 and 2011, respectively	33,383	46,675
Other assets	14,614	7,171

Total assets	$3,476,080	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$4,451	$2,616
Accrued expenses	14,329	18,491
Container contracts payable	87,708	25,510
Deferred revenue and other	1,681	6,245
Due to owners, net	13,218	15,812
Secured debt facility	—	41,035
Bonds payable	131,500	91,500

Total current liabilities	252,887	201,209
Revolving credit facilities	549,911	133,047
Secured debt facility	874,000	779,383
Bonds payable	706,291	464,226
Deferred revenue and other	3,210	1,136
Interest rate swaps and caps	10,819	16,110
Income tax payable	27,580	22,729
Deferred taxes	5,249	7,438

Total liabilities	2,429,947	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 55,754,529 and 48,951,114 at 2012 and 2011, respectively	558	490
Additional paid-in capital	354,448	154,460
Accumulated other comprehensive income (loss)	114	(28)
Retained earnings	652,383	528,906

Total Textainer Group Holdings Limited shareholders’ equity	1,007,503	683,828
Noncontrolling interests	38,630	1,098

Total equity	1,046,133	684,926

Total liabilities and equity	$3,476,080	$2,310,204

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands, except share amounts)

	Textainer Group Holdings Limited Shareholders’ Equity					Noncontrolling interest	Total equity
	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings
	Shares	Amount
Balances, December 31, 2009	47,760,771	$478	$170,497	$(111)	$329,449	$72,952	$573,265
Dividends to shareholders ($0.99 per common share)	—	—	—	—	(47,631)	—	(47,631)
Restricted share units vested	193,241	2	(2)	—	—	—	—
Exercise of share options	364,046	3	5,030	—	—	—	5,033
Long-term incentive compensation expense	—	—	5,457	—	—	—	5,457
Tax benefit from share options exercised and restricted share units vested	—	—	620	—	—	—	620
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	120,031	—	120,031
Net income attributable to noncontrolling interest	—	—	—	—	—	13,733	13,733
Foreign currency translation adjustments	—	—	—	59	—	—	59

Total comprehensive income							133,823

Balances, December 31, 2010	48,318,058	$483	$181,602	$(52)	$401,849	$86,685	$670,567

Dividends to shareholders ($1.28 per common share)	—	—	—	—	(62,549)	—	(62,549)
Restricted share units vested	274,172	3	(3)	—	—	—	—
Exercise of share options	358,884	4	6,061	—	—	—	6,065
Long-term incentive compensation expense	—	—	6,177	—	—	—	6,177
Tax benefit from share options exercised and restricted share units vested	—	—	3,633	—	—	—	3,633
Capital restructuring	—	—	(43,010)	—	—	(101,822)	(144,832)
Capital contributions from noncontrolling interest	—	—	—	—	—	1,823	1,823
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	189,606	—	189,606
Net income attributable to noncontrolling interest	—	—	—	—	—	14,412	14,412
Foreign currency translation adjustments	—	—	—	24	—	—	24

Total comprehensive income							204,042

Balances, December 31, 2011	48,951,114	$490	$154,460	$(28)	$528,906	$1,098	$684,926

Dividends to shareholders ($1.63 per common share)	—	—	—	—	(83,473)	—	(83,473)
Restricted share units vested	376,315	4	(4)	—	—	—	—
Exercise of share options	302,100	3	4,666	—	—	—	4,669
Issuance of common shares in public offering, net of offering costs	6,125,000	61	184,778				184,839
Long-term incentive compensation expense	—	—	7,968	—	—	—	7,968
Tax benefit from share options exercised and restricted share units vested	—	—	2,580	—	—	—	2,580
Capital contributions from noncontrolling interest	—	—	—	—	—	12,007	12,007
Acquisition of TAP Funding Ltd.	—	—	—	—	—	27,412	27,412
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	206,950	—	206,950
Net loss attributable to noncontrolling interests	—	—	—	—	—	(1,887)	(1,887)
Foreign currency translation adjustments	—	—	—	142	—	—	142

Total comprehensive income							205,205

Balances, December 31, 2012	55,754,529	$558	$354,448	$114	$652,383	$38,630	$1,046,133

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income	$205,063	$204,018	$133,764

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	104,844	83,177	58,972
Bad debt expense, net	1,525	3,007	145
Unrealized (gains) losses on interest rate swaps and caps, net	(5,527)	3,849	4,021
Amortization of debt issuance costs	11,700	8,101	4,399
Amortization of intangible assets	5,020	6,110	6,544
Amortization of acquired net (below) above-market leases	(33)	(411)	26
Amortization of deferred revenue	(6,026)	(9,181)	(7,082)
Amortization of unearned income on direct financing and sales-type leases	(11,828)	(9,055)	(7,853)
Gains on sale of containers, net	(34,837)	(31,631)	(27,624)
Bargain purchase gain	(9,441)	—	—
Gain on sale of containers to noncontrolling interest	—	(19,773)	—
Share-based compensation expense	7,968	6,177	5,457
Decrease (increase) in:
Accounts receivable, net	(4,226)	(25,924)	(8,828)
Trading containers, net	5,674	(12,566)	867
Prepaid expenses and other current assets	218	(7,046)	(2,140)
Due from affiliates, net	(3,564)	—	126
Other assets	2,219	4,736	(1,561)
Increase (decrease) in:
Accounts payable	1,631	(3,680)	(2,782)
Accrued expenses	(4,850)	6,503	2,868
Deferred revenue	(316)	6,713	(2,311)
Due to owners, net	(1,460)	(1,733)	3,404
Long-term income tax payable	4,851	1,908	2,165
Deferred taxes, net	(2,078)	46	1,306

Total adjustments	61,464	9,327	30,119

Net cash provided by operating activities	266,527	213,345	163,883

Cash flows from investing activities:
Purchase of containers and fixed assets	(1,087,489)	(823,694)	(402,286)
Payment for TAP Funding Ltd.	(20,532)	—	—
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	(11,783)	—
Proceeds from sale of containers and fixed assets	91,324	75,311	58,166
Receipt of principal payments on direct financing and sales-type leases	42,410	35,042	41,156

Net cash used in investing activities	(974,287)	(725,124)	(302,964)

Cash flows from financing activities:
Proceeds from revolving credit facilities	435,720	202,100	152,000
Principal payments on revolving credit facilities	(127,327)	(173,053)	(127,000)
Proceeds from secured debt facility	907,000	627,000	327,000
Principal payments on secured debt facility	(853,697)	(364,803)	(98,500)
Proceeds from bonds payable	400,000	400,000	—
Principal payments on bonds payable	(118,168)	(71,500)	(51,500)
Increase in restricted cash	(7,173)	(30,824)	(8,448)
Debt issuance costs	(24,048)	(8,402)	(11,670)
Issuance of common shares upon exercise of share options	4,669	6,065	5,033
Issuance of common shares in public offering, net of offering costs	184,839	—	—
Excess tax benefit from share-based compensation awards	2,580	3,633	—
Capital contributions from noncontrolling interest	12,007	1,823	—
Dividends paid	(83,473)	(62,549)	(47,631)

Net cash provided by financing activities	732,929	529,490	139,284

Effect of exchange rate changes	142	24	59

Net increase in cash and cash equivalents	25,311	17,735	262
Cash and cash equivalents, beginning of the year	74,816	57,081	56,819

Cash and cash equivalents, end of the year	$100,127	$74,816	$57,081

(Continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2012	2011	2010
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest and realized losses on interest rate swaps and caps, net	$70,392	$46,287	$23,061
Net income taxes paid	$820	$391	$649

Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$62,198	$(73,221)	$85,591
Containers placed in direct financing and sales-type leases	$149,115	$47,672	$23,590
Intangible assets relinquished for container purchases	$8,305	$7,748	$—
Contribution of nonmonetary assets for Textainer Marine Containers Ltd. capital restructuring:
Net investment in direct financing and sales-type leases	$—	$8,896	$—
Containers, net	$—	$124,153	$—

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(1)	Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (the Company), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale. These activities are described below (also see Note 13 “Segment Information”).

TGH completed an underwritten public offering of an aggregate of 8,625,000 of its common shares at a price to the public of $31.50 per share on September 19, 2012. Of the common shares sold, TGH sold 6,125,000 new common shares and Halco Holdings Inc. (“Halco”) sold 2,500,000 of its existing common shares. TGH received $184,839 and Halco received $75,424 after deducting underwriting discounts and other offering expenses. Halco’s total ownership and voting interest in TGH’s common shares before and after the offering was 60% and 49%, respectively. The Company intends to use all of its net proceeds from the offering for capital expenditures and general corporate purposes.

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers are financed through retained earnings, revolving credit facilities and secured debt facilities provided by banks, bonds payable to investors and a public offering of TGH’s common shares. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Owners.

All rental operations are conducted worldwide in the name of the Company who, as agent for the Owners, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Owners. Revenues, customer accounts receivable, fixed assets, depreciation and other operating expenses, and vendor payables arising from direct container operations of the managed portion of the Owners’ fleet have been excluded from the Company’s financial statements.

Management fees are typically a percentage of net operating income of each Owner’s fleet and consist of fees earned by the Company for services related to management of the containers, sales commissions and net acquisition fees earned on the acquisition of containers. Expenses related to the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

provision of management services include general and administrative expense, short-term and long-term incentive compensation expense and amortization expense.

Container Resale

The Company buys and subsequently resells used containers (trading containers) from third parties. Container sales revenue represents the proceeds on the sale of containers purchased for resale. Cost of containers sold represents only the cost of equipment purchased for resale that were sold as well as the related selling costs. The Company earns sales commissions related to the sale of the containers that it manages.

(b)	Principles of Consolidation and Variable Interest Entity

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

On December 20, 2012, the Company’s wholly owned subsidiary, Textainer Limited (“TL”), purchased 50.1% of the outstanding common shares of TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) from TAP Ltd. (“TAP”) (also see Note 2 “Bargain Purchase Gain”). Both before and after this purchase, TAP Funding leases containers to lessees under operating and direct financing and sales-type leases. TAP is governed by members and management agreements and the Company’s wholly owned subsidiary, Textainer Equipment Management Limited (“TEML”), manages all of TAP Funding’s containers, making day-to-day decisions regarding the marketing, servicing and design of TAP Funding’s leases. TL’s purchase of a majority ownership of TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. Under TAP Funding’s members agreement, TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. As common shareholders, TL has two voting rights and TAP has one voting right of TAP Funding, with the exception of certain matters such as bankruptcy proceedings, the incurrence of debt and mergers and consolidations, which require unanimity. TL also has two seats and TAP has one seat on TAP Funding’s board of directors. In addition, TL has an option to purchase the remaining outstanding common shares of TAP Funding held by TAP during the period beginning January 1, 2019 and through December 1, 2020 for a purchase price equal to the equity carrying value of TAP plus 6% of TAP’s percentage ownership interest in TAP Funding minus the sum of any and all U.S. federal, state and local taxes of any nature that would be recognized by TL if TAP were liquidated by TL immediately after TL purchased its shares.

Subsequent to TL’s purchase of a majority ownership of TAP Funding’s common shares, the Company includes TAP Funding’s financial statements in its consolidated financial statements. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interests’ operations is shown as net income (loss) attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

On August 5, 2011, a joint venture, TW Container Leasing, Ltd. (“TW”) (a Bermuda company), was formed between TL, and Wells Fargo Container Corp. (“WFC”). The purpose of TW is to lease containers to lessees under direct financing leases. TW is governed by members, credit and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

management agreements. Under the members agreement, TL owns 25% and WFC owns 75% of the common shares and related voting rights of TW. TL also has two seats and WFC has six seats on TW’s board of directors, with each seat having equal voting rights, provided, however, that the approval of at least one TL-appointed director is required for any action of the board of directors. Under a credit agreement, dated as of August 5, 2011, with certain lenders and Wells Fargo Securities, LLC (“WFS”), as administrative agent for the lenders, TW maintains a revolving credit facility with an aggregate commitment of up to $250,000 for the origination of direct financing leases to finance up to 85% of the book value of TW’s net investment in direct financing leases (see Note 12 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments”). Both WFC and WFS are directly and indirectly wholly owned subsidiaries of Wells Fargo and Company. The remaining cost of originating direct financing leases will be provided in the form of capital contributions from TL and WFC, split 25% and 75%, respectively. Under the management agreement, TEML manages all of TW’s containers, making day-to-day decisions regarding the marketing, servicing and design of TW’s direct financing leases.

Based on the combined design and provisions of TW’s members, credit and management agreements, the Company has determined that TW is a variable interest entity (“VIE”) and that the Company is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager of the vehicle. An entity is the primary beneficiary of a VIE if it meets both of the following criteria:

•	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

•	The obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be potentially significant to the VIE.

Accordingly, the Company includes TW’s financial statements in its consolidated financial statements. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. The equity owned by WFC in TW is shown as a noncontrolling interest on the Company’s consolidated balance sheets and the net income (loss) attributable to the noncontrolling interests’ operations is shown as net income (loss) attributable to noncontrolling interests on the Company’s consolidated statements of comprehensive income.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) in which the Company held a 100.0% economic ownership as of December 31, 2012 and 2011 (see Note 3 “Gain on Sale of Containers to Noncontrolling Interest”).

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 14 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in the United States, Canada, Bermuda, Singapore, the United Kingdom and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets shall be reduced to their fair value.

(e)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

With the exception of certain purchase leasebacks (see Note 5 “Purchase-leaseback Transactions”), container leases generally do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2012:

Year ending December 31:
2013	$246,094
2014	206,674
2015	180,663
2016	126,180
2017 and thereafter	93,763

Total future minimum lease payments receivable	$853,374

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, Damage Protection Plan (“DPP”) repair, agent and insurance expense.

(g)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

(h)	Foreign Currencies

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency, excluding its foreign subsidiaries, is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are re-measured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange losses, reported in direct container expense in the consolidated statements of comprehensive income were $177, $31 and $434 for the years ended December 31, 2012, 2011 and 2010, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(i)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant increase in container resale prices over the last few years as a result of an industry-wide shortage of older containers available for sale and the increased cost of new containers. Based on this extended period of higher realized container resale prices and the Company’s expectation that new equipment prices will remain near current levels, the Company increased the estimated future residual values of its containers used in the calculation of depreciation expense during the second half of 2011. The effect of this change was a reduction in depreciation expense of $9,522 ($9,279 after tax or $0.19 per diluted share) for the year ended December 31, 2011. No such adjustment of residual values was necessary for the year ended December 31, 2012 and the newest residual values were used for the year ended December 31, 2012. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company compares the carrying value of the containers to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2012 and 2011. During the year ended December 31, 2012, no reduction in the carrying values of containers held for continued use was required. During the year ended December 31, 2011, the Company recorded an impairment of $1,213 which is included in depreciation expense in the consolidated statement of income, to write-down the carrying values of 554 containers held for continued use that were determined to be unrecoverable from a lessee.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded impairments of $759, $1,222 and $1,602, which are included in depreciation expense in the consolidated statements of comprehensive income, to write-down the carrying value of 1,771, 1,268 and 4,244 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. At December 31, 2012 and 2011, the carrying value of 652 and 324 containers identified for sale included impairment charges of $234 and $134, respectively. The carrying value of these containers identified for sale amounted to $890 and $173 as of December 31, 2012 and 2011, respectively, and is included in containers held for sale in the consolidated balance sheets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

During the years ended December 31, 2012, 2011 and 2010, the Company recorded the following net gains on sales of containers, included in gains on sale of containers, net in the consolidated statements of comprehensive income:

	2012		2011		2010
	Units	Amount	Units	Amount	Units	Amount
Gains on sale of previously written down containers, net	1,441	$971	1,540	$2,464	6,767	$3,337
Gains on sale of containers not written down, net	45,621	33,866	34,101	29,167	30,724	24,287

Gains on sales of containers, net	47,062	$34,837	35,641	$31,631	37,491	$27,624

If other containers are subsequently identified as available for sale, the Company may incur additional write-downs or may incur losses on the sale of these containers if they are sold. The Company will continue to evaluate the recoverability of recorded amounts of containers and a write-down of certain containers held for continued use and/or an increase in its depreciation rate may be required in future periods for some or all containers.

(j)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions by recognizing the effect on income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in additional income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(k)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a DPP to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(l)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other assets in the consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the terms of the related debt and the amortization is recorded in the consolidated statements of comprehensive income as interest expense. In 2012 and 2011, debt issuance costs of $24,048 and $8,402, respectively, were capitalized and in 2012, 2011 and 2010 amortization of debt issuance costs of $11,700, $8,101 and $4,399, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off and recorded in interest expense. In 2012, interest expense included a $1,463 write-off of unamortized debt issuance costs related to the termination of TMCL’s secured debt facility. No unamortized debt issuance costs were written off in 2011 and 2010.

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. During 2012, 2011 and 2010, $9,073 or 36%, $6,614 or 36% and $8,796 or 34%, respectively, of the Company’s direct container expenses were paid in 18 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for one major lessee which accounted for 11.7%, 12.3% and 10.8% of the Company’s lease rental income during 2012, 2011 and 2010, respectively, no other single lessees accounted for greater than 10% of the Company’s lease rental income for each of those years. One single lessee accounted for 11.9% and 20.6% of the Company’s accounts receivable, net as of December 31, 2012 and 2011.

Total fleet lease rental income differs from reported lease rental income in that total fleet lease rental income comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned by the Owners from leases on containers in its managed fleet, while the Company’s reported lease rental income only comprises income associated with its owned fleet. The Company’s largest customer (Customer A) represented approximately $71.2 million or 12.0%, $68.4 million or 12.4% and $52.7 million or 11.1% of the Company’s total fleet 2012, 2011 and 2010 leasing billings, respectively. The Company had another customer (Customer B) that represented

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

$61.5 million or 10.4% of the Company’s total fleet’s 2012 lease billings. The Company had no other customer that individually accounted for over 10% of the lease billings of the Company’s total fleet in 2012, 2011 and 2010. The Company currently has containers on-hire to approximately 400 customers. The Company’s customers are mainly international shipping lines, but the Company also leases containers to freight forwarding companies and the U.S. military. The Company’s five largest customers accounted for approximately 37.2%, 34.8% and 32.3% of the Company’s 2012, 2011 and 2010 total fleet leasing billings, respectively. During 2012, 2011 and 2010, revenue from the Company’s 25 largest container lessees by lease billings represented 77.3%, 74.6% and 76.7% of the Company’s total fleet container lease billings, respectively. A default by any of these major customers could have a material adverse impact on the Company’s business, results from operations and financial condition.

As of December 31, 2012 and 2011, approximately 95.3% and 95.8%, respectively, of the Company’ accounts receivable for its total fleet were from container lessees and customers outside of the U.S. As of both December 31, 2012 and 2011, approximately 99.7% of the Company’s finance lease receivables for its total fleet were from container lessees and customers outside of the U.S. Except for the countries outside of the U.S. noted in the table below, customers in no other single countries made up greater than 10% of the Company’s total fleet container lease billings during 2012, 2011 and 2010.

Country	2012	2011	2010
People’s Republic of China	24.1%	22.0%	20.6%
France	12.2%	12.6%	11.4%

(n)	Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps and caps. At December 31, 2012 and 2011, the fair value of the Company’s financial instruments approximates the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $204,899 and $106,948 at December 31, 2012 and 2011, respectively, compared to book values of $216,887 and $110,196 at December 31, 2012 and 2011, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $2,283,193 and $1,483,150 at December 31, 2012 and 2011, respectively, compared to book values of $2,261,702 and $1,509,191 at December 31, 2012 and 2011, respectively.

(o)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps and caps, net in the consolidated statement of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

As of the balance sheet dates, none of the derivative instruments is designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of comprehensive income as unrealized gains (losses) on interest rate swaps and caps, net.

(p)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of comprehensive income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value for employee share option awards. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense of $7,968, $6,177 and $5,457 was recorded as a part of long-term incentive compensation during 2012, 2011 and 2010 for share options and restricted share units awarded to employees under the 2007 Plan.

(q)	Comprehensive Income (Loss)

The Company discloses the effect of its foreign currency translation adjustment as a component of other comprehensive income (loss).

(r)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(s)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. During 2012, 2011 and 2010, 343,146, 173,635 and 18,286 share options were excluded, respectively from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS during 2012, 2011 and 2010 is presented as follows:

Share amounts in thousands	2012	2011	2010
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders—basic and diluted EPS	$206,950	$189,606	$120,031
Denominator
Weighted average common shares outstanding—basic	51,277	48,859	48,108
Dilutive share options and restricted share units	954	980	1,199

Weighted average common shares outstanding—diluted	$52,231	$49,839	$49,307

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$4.04	$3.88	$2.50
Diluted	$3.96	$3.80	$2.43

(t)	Fair value measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$10,819	$—

Total	$—	$10,819	$—

December 31, 2011
Assets
Interest rate swaps and caps	$—	$—	$—

Total	$—	$—	$—

Liabilities
Interest rate swaps and caps	$—	$16,110	$—

Total	$—	$16,110	$—

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of December 31, 2012 and 2011:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Years Ended December 31, 2012 and 2011
	(Level 1)	(Level 2)	(Level 3)	Total Impairments (2)
December 31, 2012
Assets
Containers held for sale (1)	$—	$890	$—	$759

Total	$—	$890	$—	$759

December 31, 2011
Assets
Containers held for sale (1)	$—	$173	$—	$1,222

Total	$—	$173	$—	$1,222

(1)	Represents the carrying value of containers included in containers held for sale in the consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(2)	Included in depreciation expense in the accompanying consolidated statements of income.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company records impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,060,837 notional amount of interest rate swaps and caps under a Level 2 input. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps and caps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $10,819 and $16,110 as of December 31, 2012 and 2011, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $47 and $134 as of December 31, 2012 and 2011, respectively. The change in fair value during 2012, 2011 and 2010 of $5,527, $(3,849) and $(4,021), respectively, was recorded in the consolidated statement of income as unrealized gains (losses) on interest rate swaps and caps, net.

(u)	Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB Accounting Standards Codification Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. The amendments were effective for interim and annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”), which provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments to items reclassified from other comprehensive income to net income in both net income and other comprehensive income. ASU 2011-05 was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. Accordingly, the Company adopted ASU 2011-04 on January 1, 2012, which had no effect on the Company’s consolidated financial position, results of operations or cash flows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(2)	Bargain Purchase Gain

On December 20, 2012, TL purchased 501 common shares of TAP Funding from TAP for cash consideration of $20,532 and reduced management fees with a fair value of $3,852. The common shares acquired by TL represented 50.1% of TAP Funding’s total outstanding 1,000 common shares held by TAP before the acquisition. TL’s purchase of a majority controlling ownership interest in TAP Funding’s common shares allowed the Company to increase the size of its owned fleet at an attractive price. In accordance with the FASB’s Accounting Standards Codification Topic 805 Business Combinations, (“ASC 805”), the Company accounted for this transaction as a business combination. ASC 805 requires that a gain be recorded when the fair value of the net assets acquired is greater than the fair value of the consideration transferred. Because the fair value of TAP Funding’s net assets exceeded the purchase consideration, a bargain purchase gain was recorded in 2012 as follows:

Containers, net	$161,038
Net investment in direct financing and sales-type leases	4,120
Revolving credit facility	(108,471)
Other net assets	3,607

Net assets	$60,294

Net assets acquired by TL (1)	$33,825
Cash consideration	(20,532)
Reduced management fees	(3,852)

Bargain purchase gain	$9,441

(1)	In accordance with ASC 805, the control acquired by TL was calculated as TL’s ownership interest in TAP Funding’s common shares of 50.1% plus a control premium determined to be 12% of the noncontrolling interest in TAP Funding’s common shares of 49.9%.

The fair value of reduced management fee was recorded as a part of deferred revenue on the consolidated balance sheets and other and will be amortized to management fees and eliminated entirely by net income attributable to the noncontrolling interest from the acquisition date (December 20, 2012) through January 1, 2019, the beginning of the period in which TL has an option to purchase TAP Funding under TAP Funding’s members agreement.

Net income (loss) attributable to TAP Funding’s operations from December 20, 2012 through December 31, 2012 of $102 was included in the Company’s consolidated financial statements with the equity owned by TAP of $51, or 49.9%, recorded in net income attributable to noncontrolling interest.

(3)	Gain on Sale of Containers to Noncontrolling Interest

On June 30, 2011, TMCL completed a capital restructuring, whereby TL became the sole owner of TMCL. Immediately before the capital restructuring, TL held an 82.49% economic ownership in TMCL and TCG Fund I, L.P. (“TCG”) held the remaining 17.51% economic ownership. TL’s total ownership and voting interest in TMCL’s Class A common shares before and after the capital restructuring was 75% and 100%, respectively.

On June 30, 2011, TL purchased 1,500 (or 12.5%) Class A common shares of TMCL from TCG for cash consideration of $71,089. The Company accounted for this transaction as a reduction in the related

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

noncontrolling interest and additional paid-in capital. To complete the capital restructuring, TMCL contributed 12.5% of its containers, net and investment in direct financing and sales-type leases to TCG and TCG paid $67,303 of principal on TMCL’s secured debt facility (equal to 12.5% of the balance of TMCL’s secured debt facility and bonds payable) in consideration for the remaining 1,500 (or 12.5%) Class A shares of TMCL held by TCG, which were immediately retired. The fair value of the containers, net and investment in direct financing and sales-type leases contributed was $124,153 and $8,896, respectively, compared to a book value of $104,345 and $8,931, respectively. The Company recorded a gain on sale of containers to noncontrolling interest of $19,773 for the year ended December 31, 2011 in the amount by which the fair value of its containers, net and net investment in direct financing and sales-type leases exceeded their book values. Simultaneously with the contribution of containers, net and net investment in direct financing and sales-type leases, TCG repaid $67,303 of TMCL’s secured debt facility. TL also paid an additional $7,997 of cash consideration to TCG as a final determination of the purchase price as determined under the contract for 12.5% of the book value of TMCL’s net assets excluding the book value of containers, net, net investment in direct financing and sales-type leases, secured debt facility and bonds payable as of June 30, 2011. As a result of this restructuring, TL acquired the noncontrolling interest in TMCL and additional paid-in capital was reduced by $43,010 during the year ended December 31, 2011.

Changes in the Company’s shareholders’ equity resulting from the changes in its ownership interest in TMCL for the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Net income attributable to TGH common shareholders	$206,950	$189,606	$120,031

Transfers to the noncontrolling interest:
Decrease in TGH’s additional paid-in capital for TMCL capital restructuring	—	(43,010)	—

Transfers to the noncontrolling interest	—	(43,010)	—

Change in net income attributable to TGH common shareholders and transfers to the noncontrolling interest	$206,950	$146,596	$120,031

TL’s 100% ownership and voting interest in TMCL’s Class B common shares was not affected by the capital restructuring. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL and was not affected by the capital restructuring. For U.S. federal income tax purposes, as a result of the capital restructuring described above, TMCL became a disregarded entity with respect to the Company. The Company has consolidated TMCL since the inception of the entity in 2001.

(4)	Container Purchases

In 2012, excluding the containers obtained as part of the TAP Funding business combination discussed in Note 2 “Bargain Purchase Gain”, the Company concluded five separate purchases of approximately 102,900 containers that it had been managing for institutional investors, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $211,677 (consisting of cash of $203,374 and elimination of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

Company’s intangible asset for the management rights relinquished of $8,305). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$200,080
Other net assets	11,597

$211,677

In 2011 the Company concluded three separate purchases of approximately 115,500 containers that it had been managing for institutional investors, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for total purchase consideration of $187,191 (consisting of cash of $179,443 and elimination of the Company’s intangible asset for the management rights relinquished of $7,748). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$178,059
Other net assets	9,132

$187,191

On November 1, 2010, the Company purchased approximately 23,400 containers that it had been managing for an institutional investor, including related accounts receivable, due from owners, net, net investment in direct financing leases, accounts payable and accrued expenses for a total purchase price equal to $36,408. The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$33,978
Other net assets	2,430

$36,408

(5)	Purchase-leaseback Transactions

In 2011, the Company completed purchase-leaseback transactions for approximately 25,200 containers with a shipping line for a total purchase price of $29,027. The purchase price and leaseback rental rates were below market rates. The prepayment of the leases by the lessee by selling the containers at below-market prices to the company was recorded as follows:

Containers, net of accumulated depreciation	$36,131
Deferred revenue—operating lease contracts	(7,104)

Purchase price	$29,027

The deferred revenue was recorded as deferred revenue and other on the consolidated balance sheets and is being amortized to lease rental income so as to produce even revenue recognition over the terms of the respective leases. The balance of deferred revenue, included in deferred revenue and other, related to these purchase-leaseback transactions as of December 31, 2012 and 2011 of $1,039 and $7,381, respectively, reflects reductions resulting from the amortization of the deferred revenue recorded at the time of purchase and reversals of deferred revenue related to containers that were returned by the lessee since the origination of the purchase-leaseback transactions that have been sold.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(6)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions during 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Fees from affiliated Owner	$5,259	$4,636	$4,837
Fees from unaffiliated Owners	18,906	22,741	22,410

Fees from Owners	24,165	27,377	27,247
Other fees	2,004	1,947	1,890

Total management fees	$26,169	$29,324	$29,137

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Affiliated Owner	$1,665	$919
Unaffiliated Owners	11,553	14,893

Total due to Owners, net	$13,218	$15,812

(7)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 97,780 and 56,857 containers under direct financing and sales-type leases as of December 31, 2012 and 2011, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment as of December 31, 2012 and 2011 were as follows:

	2012	2011
Future minimum lease payments receivable	$252,616	$122,349
Residual value of containers on sales-type leases	9,110	11,032
Less unearned income	(44,839)	(23,185)

Net investment in direct financing and sales-type leases	$216,887	$110,196

Amounts due within one year	$43,253	$25,075
Amounts due beyond one year	173,634	85,121

Net investment in direct financing and sales-type leases	$216,887	$110,196

The carrying value of TW’s net investment in direct financing and sales-type leases was $102,836 and $9,298 at December 31, 2012 and 2011, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct finance leases and sales-type leases as of December 31, 2012, the aging would be as follows:

1-30 days past due	$41,931
31-60 days past due	7,919
61-90 days past due	13,803
Greater than 90 days past due	192

Total past due	63,845
Current	188,771

Total future minumum lease payments	$252,616

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. Management does not set an internal credit score or obtain an external credit score as part of estimating the allowance as of period end. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the year ended December 31, 2012 are as follows:

Balance as of December 31, 2011	$—
Additions charged to expense	519
Write-offs	(68)

Balance as of December 31, 2012	$451

Based on management’s assessment, there was no allowance for doubtful accounts recorded related to the Company’s net investment in direct financing and sales-type leases as of December 31, 2011.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2012:

Year ending December 31:
2013	$57,990
2014	55,045
2015	49,476
2016	40,614
2017 and thereafter	49,491

Total future minimum lease payments receivable	$252,616

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $11,040, $8,553 and $7,303 during 2012, 2011 and 2010 respectively.

(8)	Containers and Fixed Assets

Containers, net at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Containers	$3,407,603	$2,281,586
Less accumulated depreciation	(490,930)	(377,731)

Containers, net	$2,916,673	$1,903,855

Trading containers had carrying values of $7,296 and $12,970 as of December 31, 2012 and 2011 and are not subject to depreciation. Containers held for sale that had carrying values of $15,717 and $7,832 as of December 31, 2012 and 2011 are also not subject to depreciation. All owned containers are pledged as collateral for debt as of December 31, 2012 and 2011.

Fixed assets, net at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Computer equipment and software	$7,557	$7,111
Office furniture and equipment	1,456	1,803
Automobiles	44	51
Leasehold improvements	1,753	1,779

	10,810	10,744
Less accumulated depreciation	(9,189)	(9,027)

Fixed assets, net	$1,621	$1,717

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(9)	Intangible Assets

The changes in the carrying amount of intangible assets during the years ended December 31, 2012, 2011 and 2010 are as follows:

Balance as of December 31, 2009	$66,692
Amortization expense of step acquisition adjustment related to lease contracts (1)	(26)
Amortization expense	(6,544)

Balance as of December 31, 2010	60,122
Amortization expense of step acquisition adjustment related to lease contracts (1)	411
Amortization expense	(6,110)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(7,748)

Balance as of December 31, 2011	46,675
Amortization expense of step acquisition adjustment related to lease contracts (1)	33
Amortization expense	(5,020)
Reduction arising from the relinquishment of management rights from the purchase of containers from institutional investors	(8,305)

Balance as of December 31, 2012	$33,383

(1)	Represents a step acquisition adjustment related to TL’s purchase of 3,000 additional Class A shares of TMCL on November 1, 2007. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition.

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2012:

Year ending December 31:
2013	$4,410
2014	4,571
2015	4,663
2016	4,825
2017 and thereafter	14,914

Total future amortization of intangible assets	$33,383

(10)	Accrued Expenses

Accrued expenses at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Accrued compensation	$6,179	$6,280
Direct container expense	3,479	7,718
Interest payable	3,864	2,907
Other	807	1,586

Total accrued expenses	$14,329	$18,491

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(11)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current
Bermuda	$—	$—	$—
Foreign	7,569	6,223	3,187

	7,569	6,223	3,187

Deferred
Bermuda	—	—	—
Foreign	(2,076)	(1,742)	1,306

	(2,076)	(1,742)	1,306

	$5,493	$4,481	$4,493

The components of income before income taxes and noncontrolling interest were as follows:

	2012	2011	2010
Bermuda sources	$—	$—	$—
Foreign sources	210,556	208,499	138,257

	$210,556	$208,499	$138,257

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of comprehensive income is as follows:

	2012	2011	2010
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	0.54%	0.44%	1.63%
Tax uncertainties	2.07%	1.71%	1.62%

	2.61%	2.15%	3.25%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the current and non-current deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 are presented below:

	2012	2011
Current deferred tax assets
Other	$2,332	$2,443

Current deferred tax assets	2,332	2,443

Non-current deferred tax assets
Net operating loss carryforwards	11,605	7,352
Other	2,957	2,109

Non-current deferred tax assets	14,562	9,461

Non-current deferred tax liabilties
Containers, net	19,067	15,853
Other	744	1,046

Non-current deferred tax liabilties	19,811	16,899

Net deferred tax liability	$2,917	$4,995

In assessing the realizability of deferred tax assets, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future taxable income for making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will realize the benefits of these deductible differences noted above.

The Company has net operating loss carry-forwards of $34,009 that will begin to expire from December 31, 2012 through December 31, 2032 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2012, cumulative earnings of approximately $1,919 would be subject to income taxes of approximately $576 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

The Company’s foreign tax returns, including the United States, State of California, State of New Jersey, State of Texas, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. The Company’s foreign tax returns are no longer subject to examinations by taxing authorities for years before 2008, except for both Singapore and United Kingdom tax returns which are no longer subject to examinations for years before 2006.

In May of 2009, the Company received notification from the Internal Revenue Service (IRS) that the 2007 and 2008 United States tax return for TEMUS had been selected for examination. In May 2010, the Company received notification from the IRS that they had completed their examination, making changes to the 2007 and 2008 taxable income of TEMUS which did not significantly alter the Company’s income tax

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

for these years. As a result, the Company reduced the amount of unrecognized tax benefits and recognized a tax provision reduction during the year ended December 31, 2010. The Company’s effective tax rate reflects the recognition of this $2,259 tax provision reduction.

In October of 2012, the Company received notification from the Internal Revenue Service that the 2010 United States tax return for TEMUS had been selected for examination. Additionally, in November of 2012, the Company received notification from the Internal Revenue Service that the 2010 United States tax return for TGH had been selected for examination. These examinations are ongoing and the Company has not been made aware of any proposed adjustments to taxable income for the year in question. The IRS’ plan is to complete the TEMUS exam by August 31, 2013 and the TGH exam by October 31, 2013.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2012 and 2011 are as follows:

Balance at December 31, 2010	$19,549
Increases related to prior year tax positions	243
Decreases related to prior year tax positions	(2,215)
Increases related to current year tax positions	7,689
Settlements	—
Lapse of statute of limitations	(3,826)

Balance at December 31, 2011	21,440
Increases related to prior year tax positions	348
Decreases related to prior year tax positions	—
Increases related to current year tax positions	7,978
Settlements	—
Lapse of statute of limitations	(3,682)

Balance at December 31, 2012	$26,084

If the unrecognized tax benefits of $26,084 at December 31, 2012 were recognized, tax benefits in the amount of $25,250 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2012 will decrease by $2,951 in the next twelve months due to expiration of the statute of limitations, of which $2,854 would reduce our annual effective tax rate.

Interest and penalty (benefit) expense recorded during 2012 and 2011 amounted to $90 and $188, respectively. Total accrued interest and penalties as of December 31, 2012 and 2011 were $928 and $838, respectively, and were included in non-current income taxes payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

(12)	Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2012 and 2011:

	2012	2011
Revolving Credit Facilities, Bonds Payable and Secured Debt Facility
TL Revolving Credit Facility, weighted average variable interest at 1.76% and 1.53% at December 31, 2012 and 2011, respectively	$352,500	$125,000
TW Revolving Credit Facility, weighted average variable interest at 2.97% and 3.02% at December 31, 2012 and 2011, respectively	88,940	8,047
TAP Funding Revolving Credit Facility, weighted average variable interest at 3.96% at December 31, 2012	108,471	—
2005-1 Bonds, variable interest at 0.74% and 0.81% at December 31, 2012 and 2011, respectively	124,458	175,726
2011-1 Bonds, fixed interest at 4.70%	340,000	380,000
2012-1 Bonds, fixed interest at 4.21%	373,333	—
TMCL Secured Debt Facility, weighted average variable interest at 3.03% at December 31, 2011	—	820,418
TMCL II Secured Debt Facility, weighted average variable interest at 2.84% at December 31, 2012	874,000	—

Total debt obligations	$2,261,702	$1,509,191

Amount due within one year	$131,500	$132,535

Amounts due beyond one year	$2,130,202	$1,376,656

Revolving Credit Facilities

TL has a credit agreement with a group of banks that provides for a revolving credit facility (“TL Revolving Credit Facility”). On September 24, 2012, TL extended the term of the TL Revolving Credit Facility and amended certain terms, thereof, including an increase in the aggregate commitment amount from $205,000 to $600,000 (which includes a $50,000 letter of credit facility). The maturity date was changed from April 22, 2013 to September 24, 2017. The TL Revolving Credit Facility provides for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility at December 31, 2012 was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varies based on TGH’s leverage. Total outstanding principal under the TL Revolving Credit Facility was $352,500 and $125,000 as of December 31, 2012 and 2011, respectively. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of December 31, 2012 and 2011.

The TL Revolving Credit Facility is secured by the Company’s containers and under the terms of the TL Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the TL Revolving Credit Facility, as limited by the Company’s borrowing base, was $152,224 as of December 31, 2012.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

TGH acts as a full and unconditional guarantor of the TL Revolving Credit Facility. The TL Revolving Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the TL Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The TL Revolving Credit Facility does not prevent TGH’s ability to obtain funds from TL in the form of dividends or loans. The Company was in compliance with all such covenants at December 31, 2012. There is a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

TW is party to a credit agreement, dated as of August 5, 2011, with certain lenders and WFS, as administrative agent for the lenders, which provided for a revolving credit facility with an aggregate commitment amount of up to $425,000 (the “TW Revolving Credit Facility”). On October 1, 2012, the TW Revolving Credit Facility was amended to reduce the aggregate commitment amount of the TW Credit Facility from $425,000 to $250,000. The TW Revolving Credit Facility provides for payment of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility is based on one-month LIBOR plus 2.75% per annum. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, August 5, 2024. Total outstanding principal under the TW Revolving Credit Facility was $88,940 and $8,047 as of December 31, 2012 and December 31, 2011 respectively.

The TW Revolving Credit Facility is secured by TW’s containers and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and the borrowing base, a formula based on TW’s net book value of containers and restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TW Revolving Credit Facility, as limited by TW’s borrowing base, was $0 as of both December 31, 2012 and December 31, 2011.

The TW Revolving Credit Facility is secured by a pledge of TW’s assets. TW’s total assets amounted to $105,397 as of December 31, 2012. The TW Revolving Credit Facility contains restrictive covenants, including limitations of TW’s finance lease default ratio, debt service coverage ratio, certain liens, indebtedness and investments. In addition, the TW Revolving Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels, and TW’s overall Asset Base minimums, in which TW, TGH and TGH’s container management subsidiary were in full compliance at December 31, 2012.

TAP Funding has a credit agreement with a bank effective May 1, 2012 that provides for a revolving credit facility with an aggregate commitment amount of up to $120,000 (the “TAP Funding Revolving Credit Facility”). The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, is either the Base Rate (as defined in TAP Funding’s Credit Agreement) or one-month LIBOR plus 3.75% beginning on its inception date through its maturity date, October 31 2015. There is a commitment fee of 0.625% on the unused portion of the TAP Funding Revolving Credit Facility, which is payable monthly in arrears. TAP Funding is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TAP Funding’s borrowing base. The revolving credit period ends

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

on October 31, 2014 and the aggregate loan principal balance is due on the maturity date. Total outstanding principal under the TAP Funding Revolving Credit Facility was $108,471 as of December 31, 2012.

The TAP Funding Revolving Credit Facility is secured by TAP Funding’s containers and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers, restricted cash and direct financing and sales-type leases. The additional amount available for borrowing under the TAP Funding Revolving Credit Facility, as limited by TAP Funding’s borrowing base, was $3,310 as of December 31, 2012.

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s assets. TAP Funding’s total assets amounted to $174,127 as of December 31, 2012. The TAP Funding Revolving Credit Facility contains restrictive covenants, including limitations on TAP Funding’s average net operating income, average sales proceeds, certain liens, indebtedness, investments, overall Asset Base minimums and average age of TAP Funding’s container fleet, in which TAP Funding was in full compliance at December 31, 2012.

Bonds Payable and Secured Debt Facility

In 2005, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2012 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bonds’ principal has been insured and the cost of this insurance coverage, which is equal to 0.275% on the outstanding principal balance of the 2005-1 Bonds, is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

In June 2011, TMCL issued $400,000 aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “2011-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $400,000 in 2011-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2012 and under the 10-year amortization schedule, $40,000 in 2011-1 Bond principal will amortize per year. Under the terms of the 2011-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2011-1 Bonds prior to June 2013. The interest rate for the outstanding principal balance of the 2011-1 Bonds is fixed at 4.70% per annum. The final target payment date and legal final payment date are June 15, 2021 and June 15, 2026, respectively.

In April 2012, TMCL issued $400,000 aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “2012-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

Act. The $400,000 in 2012-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 15 years. Based on the outstanding principal amount at December 31, 2012 and under the 10-year amortization schedule, $40,000 in 2012-1 Bond principal will amortize per year. Under the terms of the 2012-1 Bonds, both principal and interest incurred are payable monthly. TMCL is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2012-1 Bonds prior to May 2014. The interest rate for the outstanding principal balance of the 2012-1 Bonds is fixed at 4.21% per annum. The final target payment date and legal final payment date are April 15, 2022 and April 15, 2027, respectively. The 2012-1 Notes were used to repay certain outstanding indebtedness of TMCL, in particular a portion of the TMCL Secured Debt Facility, and for general corporate purposes. The 2012-1 Notes are secured by a pledge of TMCL’s assets.

At December 31, 2011, the Company’s primary ongoing container financing requirements were funded by revolving notes issued by TMCL (the “TMCL Secured Debt Facility”), which provided a total commitment in the amount of $850,000. The TMCL Secured Debt Facility provided for payments of interest only during the period from its inception through June 29, 2012 (the Conversion Date as defined in the Indenture governing the 2005-1 Bonds, the 2011-1 Bonds and the TMCL Secured Debt Facility), with a provision for the TMCL Secured Debt Facility to amortize over a 10-year period, but not to exceed the maximum term of a 15-year period, beginning on the Conversion Date. The interest rate on the TMCL Secured Debt Facility at December 31, 2011, payable monthly in arrears, was one-month LIBOR plus 2.75%. There was also a commitment fee on the unused portion of the TMCL Secured Debt Facility, payable in arrears, of 0.75% if total borrowings under the TMCL Secured Debt Facility equaled 50% or more of the total commitment or 1.00% if total borrowings were less than 50% of the total commitment.

In May 2012, Textainer Marine Containers II Limited (“TMCL II”), a new asset owning subsidiary wholly owned by TL, entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and it acquired a portion of the containers owned by TMCL. TMCL used proceeds it received from TMCL II for the containers to terminate the TMCL Secured Debt Facility. The additional amount available for borrowing under the TMCL II Secured Debt Facility, as limited by the Company’s borrowing base was $3,353 as of December 31, 2012. The TMCL II Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (currently set at May 1, 2014), with a provision that if not renewed the TMCL II Secured Debt Facility will partially amortize over a five year period and then mature. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, is one-month LIBOR plus 2.625% during the revolving period prior to the Conversion Date. There is also a commitment fee of 0.75% on the unused portion of the TMCL II Secured Debt Facility, which is payable monthly in arrears. If the TMCL II Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate will increase to one-month LIBOR plus 3.625%.

Under the terms of the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds and TMCL II Secured Debt Facility, the total outstanding principal of these four programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s and TMCL II’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds are secured by a pledge of TMCL’s assets. The total obligations under the TMCL II Secured Debt Facility are secured by a pledge of TMCL II’s assets. At December 31, 2012, TMCL and TMCL II’s total assets amounted to $1,268,305 and $1,153,962, respectively. The 2005-1 Bonds, 2011-1 Bonds, 2012-Bonds and TMCL II Secured Debt Facility also contain restrictive covenants regarding

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

the average age of TMCL’s and TMCL II’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, for which TMCL, TMCL II and TGH’s container management subsidiary were in compliance at December 31, 2012.

On February 3, 2012, TMCL entered into a commitment letter (the “Commitment”) issued by a bank to provide an irrevocable letter of credit (“Letter of Credit”) with a maximum available commitment amount of $100,000 on the Conversion Date of the TMCL Secured Debt Facility if the facility was not refinanced or terminated on or prior to the Conversion Date. The purpose of the Commitment was to maintain TMCL’s current credit ratings on the 2005-1 Bonds, the 2011-1 Bonds and the TMCL Secured Debt Facility. The purpose of the Letter of Credit was to supplement the 2005-1 Bonds, the 2011-1 Bonds and the Secured Debt Facility by covering possible shortfalls in principal and interest payments under certain stress scenarios modeled by TMCL’s credit rating agencies. The interest rate on the Letter of Credit, payable monthly in arrears, would have been one-month LIBOR plus 5.50% to 6.50% per annum for the five-year period following the Conversion Date and one-month LIBOR plus 11.50% per annum thereafter. There was also a commitment fee of $500, which was paid in full upon issuance of the Commitment on February 3, 2012, and an unused fee on the Commitment, payable in arrears, of 0.25% per annum, from February 3, 2012 through the Conversion Date and 0.625% per annum thereafter. The Commitment was terminated on May 1, 2012 and the Letter of Credit was never issued.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2012:

	TL Revolving Credit Facility	TW Revolving Credit Facility	TAP Funding Revolving Credit Facility	2005-1 Bonds	2011-1 Bonds	2012-1 Bonds	TMCL II Secured Debt Facility
Year ending December 31:
2013	$—	$—	$—	$51,500	$40,000	$40,000	$—
2014	—	—	—	51,500	40,000	40,000	50,983
2015	—	—	108,471	21,458	40,000	40,000	87,400
2016	—	—	—	—	40,000	40,000	87,400
2017 and thereafter	352,500	88,940	—	—	180,000	213,333	648,217

	$352,500	$88,940	$108,471	$124,458	$340,000	$373,333	$874,000

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a five-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of December 31, 2012:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.21% and 5.63% per annum, nonamortizing notional amounts, with termination dates through November 2015	$482,180
Interest rate swap contracts with several banks, with fixed rates between 0.48% and 3.96% per annum, amortizing notional amounts, with termination dates through November 2020	578,657

Total notional amount as of December 31, 2012	$1,060,837

During January 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.667% per annum, a non-amortizing notional amount of $7,341 and a term from March 27, 2013 through April 15, 2018.

During February 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 0.463% per annum, an amortizing notional amount with initial notional amount of $40,000 and a term from February 15, 2013 through February 15, 2016.

During February 2013, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 1.237% per annum, an amortizing notional amount with initial notional amount of $6,452 and a term from April 16, 2013 through May 15, 2021.

During March 2013, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.202% per annum, in non-amortizing notional amount of $20,000 and a term from March 15, 2013 through June 15, 2013.

During March 2013, the Company entered into an interest rate cap contract with a bank, which caps one-month LIBOR at 3.02% per annum, in non-amortizing notional amount of $230,000 and a term from March 15, 2013 through April 15, 2013.

The Company’s interest rate swap agreements had a fair value liability of $10,819 and $16,110, as of December 31, 2012 and 2011, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at December 31, 2012. The Company does not have any master netting arrangements with its counterparties, The change in fair value was recorded in the consolidated statement of income as unrealized (losses) gains on interest rate swaps and caps, net.

(13) Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

information for 2012, 2011 and 2010, reconciled to the Company’s income before income tax and noncontrolling interest as shown in its consolidated statements of comprehensive income:

2012	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$383,127	$862	$–	$–	$–	$383,989
Management fees from external customers	–	21,764	4,405	–	–	26,169
Inter-segment management fees	–	47,526	7,300	–	(54,826)	–
Trading container sales proceeds	–	–	42,099	–	–	42,099
Gains on sale of containers, net	34,829	8	–	–	–	34,837

Total revenue	$417,956	$70,160	$53,804	$–	$(54,826)	$487,094

Depreciation expense	$108,519	$793	$–	$–	$(4,468)	$104,844

Interest expense	$72,886	$–	$–	$–	$–	$72,886

Unrealized gains on interest rate swaps and caps, net	$5,527	$–	$–	$–	$–	$5,527

Segment income before income tax and noncontrolling interest	$175,291	$36,956	$12,787	$(3,890)	$(10,588)	$210,556

Total assets	$3,408,194	$130,786	$9,088	$4,977	$(76,965)	$3,476,080

Purchases of long-lived assets	$1,148,990	$697	$–	$–	$–	$1,149,687

2011	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$326,519	$1,108	$–	$–	$–	$327,627
Management fees from external customers	–	24,603	4,721	–	–	29,324
Inter-segment management fees	–	44,751	5,599	–	(50,350)	–
Trading container sales proceeds	–	–	34,214	–	–	34,214
Gains on sale of containers, net	31,598	33	–	–	–	31,631

Total revenue	$358,117	$70,495	$44,534	$–	$(50,350)	$422,796

Depreciation expense	$85,643	$791	$–	$–	$(3,257)	$83,177

Interest expense	$44,891	$–	$–	$–	$–	$44,891

Unrealized losses on interest rate swaps and caps, net	$(3,849)	$–	$–	$–	$–	$(3,849)

Segment income before income tax and noncontrolling interest	$177,694	$36,772	$10,759	$(3,314)	$(13,412)	$208,499

Total assets	$2,243,977	$99,287	$17,590	$3,413	$(54,063)	$2,310,204

Purchases of long-lived assets	$749,766	$707	$–	$–	$–	$750,473

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

2010	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$234,577	$1,250	$–	$–	$–	$235,827
Management fees from external customers	–	23,678	5,459	–	–	29,137
Inter-segment management fees	–	24,350	4,627	–	(28,977)	–
Trading container sales proceeds	–	–	11,291	–	–	11,291
Gains on sale of containers, net	27,617	7	–	–	–	27,624

Total revenue	$262,194	$49,285	$21,377	$–	$(28,977)	$303,879

Depreciation expense	$60,398	$779	$–	$–	$(2,205)	$58,972

Interest expense	$18,151	$–	$–	$–	$–	$18,151

Unrealized losses on interest rate swaps and caps, net	$(4,021)	$–	$–	$–	$–	$(4,021)

Segment income before income tax and noncontrolling interest	$119,772	$15,901	$7,995	$(2,815)	$(2,596)	$138,257

Total assets	$1,660,626	$114,060	$996	$3,290	$(31,765)	$1,747,207

Purchases of long-lived assets	$504,650	$601	$–	$–	$–	$505,251

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue are denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(14) Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,479, $1,600 and $1,594 during 2012, 2011 and 2010, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2012 were as follows:

Operating leasing
Year ending December 31:
2013	$1,558
2014	1,573
2015	1,525
2016	1,366
2017 and thereafter	285

Total	$6,307

(b)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TW Revolving Credit Facility, TAP Funding Revolving Credit Facility, 2005-1 Bonds, 2011-1 Bonds, 2012-1 Bonds TMCL Secured Debt Facility and TMCL II Secured Debt Facility. The total balance of these restricted cash accounts was $54,945 and $45,858 as of December 31, 2012 and 2011, respectively.

(c)	Container Commitments

At December 31, 2012, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2012 in the total amount of $22,756.

(15)	Share Option and Restricted Share Unit Plans

As of December 31, 2012, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted share units, restricted shares, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. On February 23, 2010, the Company’s Board of Directors approved an increase in the number of shares available for future issuance by 1,468,500 shares, which was approved by the Company’s shareholders at the annual meeting of shareholders on May 19, 2010. At December 31, 2012, 1,078,548 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2007, 2008 and 2009, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year. Beginning approximately one year after a restricted share unit’s grant date for each restricted share unit granted in 2010, 2011 and 2012, each employee’s restricted share units vest in increments of 25% per year.

The following is a summary of activity in the Company’s 2007 Plan for the years ended December 31, 2012, 2011 and 2010:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2009	1,502,916	$15.01
Options granted during the period	151,687	$28.26
Options exercised during the period	(364,046)	$15.41
Options forfeited during the period	(32,475)	$14.49

Balances, December 31, 2010	1,258,082	$16.51
Options granted during the period	173,350	$28.54
Options exercised during the period	(358,884)	$15.29
Options forfeited during the period	(3,503)	$18.48

Balances, December 31, 2011	1,069,045	$18.86
Options granted during the period	201,658	$28.21
Options exercised during the period	(302,100)	$15.45
Options forfeited during the period	(2,675)	$22.63

Balances, December 31, 2012	965,928	$21.87

Options exercisable at December 31, 2012	317,340	$16.30

Options vested and expected to vest at December 31, 2012	957,084	$21.82

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2009	1,346,506	$12.28
Share units granted during the period	152,687	$25.62
Share units vested during the period	(193,241)	$12.20
Share units forfeited during the period	(40,056)	$12.04

Balances, December 31, 2010	1,265,896	$13.90
Share units granted during the period	191,449	$25.45
Share units vested during the period	(274,172)	$13.23
Share units forfeited during the period	(4,561)	$14.73

Balances, December 31, 2011	1,178,612	$15.95
Share units granted during the period	213,295	$28.29
Share units vested during the period	(376,056)	$14.37
Share units forfeited during the period	(4,445)	$17.58

Balances, December 31, 2012	1,011,406	$19.13

Share units outstanding and expected to vest at December 31, 2012	1,000,827	$19.33

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

The estimated weighted average grant date fair value of share options granted during 2012, 2011 and 2010 was $9.42, $11.60 and $9.82 per share, respectively. As of December 31, 2012, $14,953 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 2.6 years. The aggregate intrinsic value of all options exercisable and outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $31.46 per share as of December 31, 2012 was $4,812. The aggregate intrinsic value is calculated as the difference between the exercise prices of the Company’s share options that were in-the-money and the market value of the common shares that would have been issued if those share options were exercised as of December 31, 2012. The aggregate intrinsic value of all options exercised during 2012, based on the closing share price on the date each option was exercised was $5,504.

The following table summarizes information about share options exercisable and outstanding at December 31, 2012:

	Share options exercisable		Share options outstanding
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Range of per-share exercise prices
$7.10	47,320	$7.10	106,090	$7.10
$16.50	201,104	16.50	201,104	16.50
$16.97	38,106	16.97	141,938	16.97
$28.05	—	—	191,658	28.05
$28.26	30,810	28.26	143,582	28.26
$28.54	—	—	171,556	28.54
$31.34	—	—	10,000	31.34

	317,340	$16.30	965,928	$21.87

The weighted average contractual life of options exercisable and outstanding as of December 31, 2012 was 5.5 years and 7.5 years, respectively.

The fair value of each share option granted under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model for the years ended December 31, 2012, 2011 and 2010 with the following assumptions:

	2012	2011	2010
Risk-free interest rates	0.7% - 1.1%	1.1%	2.0%
Expected terms (in years)	5.2 - 5.7	5.7	6.3
Expected common share price volatilities	62.5%-67.1%	68.0%	50.1%
Expected dividends	4.5% - 6.3%	4.9%	3.8%
Expected forfeitures	1.0%	5.0%	5.0%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the share option life. The expected term is calculated based on historical exercises for share options granted during the years ended December 31, 2012 and 2011 and the short-cut method was used to calculate the expected term for share options granted during the years ended December 31, 2010 because the Company did not have sufficient historical information to calculate the expected terms. The expected common share price volatility for the 2007 Plan is based on the historical

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2012, 2011, and 2010

(All currency expressed in U.S. dollars in thousands)

volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the estimated future yield on the date of grant. The Company only recognizes expense for share-based awards that are ultimately expected to vest. The forfeiture rate is based on the Company’s estimate of share options that are expected to cancel prior to vesting.

(16) Subsequent Events

Dividend

On February 8, 2013, the Company’s board of directors approved and declared a quarterly cash dividend of $0.45 per share on the Company’s issued and outstanding common shares, payable on March 5, 2013 to shareholders of record as of February 22, 2013.

Other Subsequent Events

See Note 12 “Revolving Credit Facilities, Bonds Payable and Secured Debt Facilities, and Derivative Instruments” for other subsequent events.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Parent Company Information

Years Ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2012		2011		2010
Operating expenses:
General and administrative expense		$2,555		$2,676		$2,818
Long-term incentive compensation expense		1,340		638		—

Total operating expenses		3,895		3,314		2,818

Loss from operations		(3,895)		(3,314)		(2,818)

Other income:
Equity in net income of subsidiaries		209,036		207,332		136,579
Interest income		5		—		—
Other income		—		—		3

Net other income		209,041		207,332		136,582

Income before income tax		205,146		204,018		133,764
Income tax expense		(83)		—		—

Net income		205,063		204,018		133,764
Less: Net loss (income) attributable to the noncontrolling interests	1,887		(14,412)		(13,733)

Net income attributable to Textainer Group Holdings Limited common shareholders	$206,950		$189,606		$120,031

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$4.04		$3.88		$2.50
Diluted	$3.96		$3.80		$2.43
Weighted average shares outstanding (in thousands):
Basic	51,277		48,859		48,108
Diluted	52,231		49,839		49,307
Comprehensive income:
Foreign currency translation adjustments		142		24		59
Comprehensive loss (income) attributable to the noncontrolling interest		1,887		(14,412)		(13,733)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$207,092		$189,630		$120,090

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEETS

Parent Company Information

December 31, 2012 and 2011

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$4,055	$2,587
Prepaid expenses	252	230
Due from affiliates, net	851	215
Other assets	—	50

Total current assets	5,158	3,082
Investments in subsidiaries	1,002,734	681,589

Total assets	$1,007,892	$684,671

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued expenses	$389	$843

Total current liabilities	389	843

Shareholders’ equity:
Common shares	558	490
Additional paid-in capital	354,448	154,460
Accumulated other comprehensive income (loss)	114	(28)
Retained earnings	652,383	528,906

Total shareholders’ equity	1,007,503	683,828

Total liabilities and shareholders’ equity	$1,007,892	$684,671

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Information

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income attributable to Textainer Group Holdings Limited common shareholders	$205,063	$204,018	$133,764

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(209,036)	(207,332)	(136,579)
Dividends received from subsidiaries	76,500	53,500	40,500
Share-based compensation	7,968	6,177	5,457
Decrease (increase) in:
Accounts receivable, net	50	115	(165)
Prepaid expenses	(22)	36	32
Other assets	—	—	4
Increase (decrease) in:
Accrued expenses	(454)	64	483

Total adjustments	(124,994)	(147,440)	(90,268)

Net cash provided by operating activities	80,069	56,578	43,496

Cash flows from investing activities:
Increase in investments in subsidiaries, net	(184,142)	(177)	(679)

Net cash used in investing activities	(184,142)	(177)	(679)

Cash flows from financing activities:
Issuance of common shares upon exercise of share options	4,669	6,065	5,033
Issuance of common shares in public offering, net of offering costs	184,839	—	—
Dividends paid	(83,473)	(62,549)	(47,631)
Due (from) to affiliates, net	(636)	513	48

Net cash provided by (used in) financing activities	105,399	(55,971)	(42,550)

Effect of exchange rate changes	142	24	59

Net increase in cash and cash equivalents	1,468	454	326

Cash and cash equivalents, beginning of the year	2,587	2,133	1,807

Cash and cash equivalents, end of the year	$4,055	$2,587	$2,133

Schedule II

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2012, 2011 and 2010

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2010
Accounts receivable, allowance for doubtful accounts	$8,347	$145	$161	$8,653
December 31, 2011
Accounts receivable, allowance for doubtful accounts	$8,653	$3,007	$(3,820)	$7,840
December 31, 2012
Accounts receivable, allowance for doubtful accounts	$7,840	$1,525	$(1,340)	$8,025

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited(1)

1.2	Bye-laws of Textainer Group Holdings Limited(2)

2.1	Form of Common Share Certificate(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC and Textainer Equipment Management (U.S.) Limited (the “Office Lease”)(4)

4.2	First Amendment to the Office Lease, dated as of December 23, 2008, by and between A – 650 California Street, LLC and Textainer Equipment Management (U.S.) Limited(5)

4.3*	Employment Agreement, dated as of October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer(6)

4.4*†	Employment Agreement, dated April 1, 2012 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado

4.5*	Employment Agreement, dated October 1, 2011 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen(7)

4.6*	Employment Agreement, dated January 10, 2012 by and between Textainer Equipment Management (U.S.) Limited and Hilliard C. Terry, III(8)

4.7*	2007 Short-Term Incentive Plan effective January 1, 2007(9)

4.8*	2007 Share Incentive Plan (as amended and restated effective May 19, 2010)(10)

4.9*	2008 Bonus Plan(11)

4.10*	Form of Indemnification Agreement(12)

4.11	Second Amended and Restated Indenture, dated as of May 26, 2005, by and between Textainer Marine Containers Limited, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “Second Amended and Restated Indenture”)(13)

4.12	Amendment Number 1, dated as of June 3, 2005, to the Second Amended and Restated Indenture(14)

4.13	Amendment Number 2, dated as of June 8, 2006, to the Second Amended and Restated Indenture(15)

4.14	Amendment Number 3, dated as of July 2, 2008, to the Second Amended and Restated Indenture(16)

4.15	Amendment Number 4, dated as of June 29, 2010, to the Second Amended and Restated Indenture(17)

4.16	Amendment Number 5, dated as of June 29, 2010, to the Second Amended and Restated Indenture(18)

4.17	Omnibus Amendment, Consent and Waiver, dated as of June 10, 2011, to the Second Amended and Restated Indenture(19)

4.18	Amendment Number 7, dated as of February 3, 2012, to the Second Amended and Restated Indenture(20)

4.19†	Amendment Number 8, dated as of March 30, 2012, to the Second Amended and Restated Indenture

4.20	Textainer Marine Containers Limited Series 2005-1 Supplement, dated as of May 26, 2005 to the Second Amended and Restated Indenture(21)

Exhibit Number	Description of Document

4.21	Textainer Marine Containers Limited Series 2011-1 Supplement, dated as of June 29, 2010 to the Second Amended and Restated Indenture(22)

4.22†	Textainer Marine Containers Limited Series 2012-1 Supplement, dated as of April 18, 2012 to the Second Amended and Restated Indenture

4.23†	Indenture, dated as of May 1, 2012, by and between Textainer Marine Containers Limited II, as issuer, and Wells Fargo Bank, National Association, as indenture trustee (the “TMCLII Indenture”)

4.24†	Textainer Marine Containers Limited II Series 2012-1 Supplement, dated as of May 1, 2012 to the TMCLII Indenture

4.25†	Credit Agreement, dated September 24, 2012, by and among, Textainer Limited, as borrower, Textainer Group Holdings Limited, as guarantor, Bank of America, N.A., as agent and the lenders party thereto

4.26**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited(23)

4.27	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited(24)

4.28**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended(25)

4.29	Credit Agreement, dated August 5, 2011, by and among TW Container Leasing, Ltd., as Borrower, the Lenders from time to time party thereto and Wells Fargo Securities LLC, as Administrative Agent (“TWCL Credit Agreement”)(26)

4.30	Amendment No. 1, dated March 26, 2012 to the TWCL Credit Agreement(27)

4.31†	Amendment No. 2, dated October 1, 2012 to the TWCL Credit Agreement

4.32†	Amendment No. 3, dated December 12, 2012 to the TWCL Credit Agreement

4.33	Members Agreement, dated August 5, 2011 of the members of TW Container Leasing, Ltd, and Supplement Number 1 to the Members Agreement, dated August 5, 2011(28)

4.34	Equipment Management Services Agreement, dated August 5, 2011, between Textainer Equipment Management Limited and TW Container Leasing, Ltd.(29)_

4.35	Share Purchase Agreement, dated June 29, 2011 between TCG Fund I, L.P. and Textainer Limited(30)

4.36	Contribution and Distribution Agreement, dated June 30, 2011 among TCG Fund I, L.P., Textainer Limited and Textainer Marine Containers Limited(31)

4.37†	Credit Agreement, dated April 30, 2012, among TAP Funding Ltd., the lenders from time to time party thereto and Wells Fargo Securities LLC as administrative agent (“TAP Funding Credit Agreement”)

4.38†	Amendment No. 1, dated June 29, 2012, to TAP Funding Credit Agreement

4.39†	Amendment No. 2, dated December 19, 2012, to TAP Funding Credit Agreement

4.40†	Share Purchase Agreement, dated December 20, 2012, between TAP Ltd. and Textainer Limited

4.41†	Members Agreement, dated December 20, 2012 of the members of TAP Funding Ltd.

4.42†	Amended and Restated Management Agreement, dated December 20, 2012, between Textainer Equipment Management Limited and TAP Funding Ltd.

Exhibit Number	Description of Document

4.43†	Container Purchase Agreement, dated December 20, 2012, between Textainer Group Holdings Limited and TAP Funding Ltd.

8.1†	Subsidiaries of the Registrant

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of KPMG LLP

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Schema Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed herewith.
*	Indicates management contract or compensatory plan.
**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the SEC.
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(5)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(6)	Incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(7)	Incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(8)	Incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(10)	Incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-171409) filed with the SEC on December 23, 2010.

(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(12)	Incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(16)	Incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 16, 2009.
(17)	Incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(18)	Incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 18, 2011.
(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(20)	Incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(21)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(22)	Incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(23)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(24)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(25)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.
(26)	Incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(27)	Incorporated by reference to Exhibit 4.32 to the Registrant’s Amended Annual Report on Form 20-F/A (File No. 001-33725) filed with the SEC on June 27, 2012.
(28)	Incorporated by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(29)	Incorporated by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(30)	Incorporated by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.
(31)	Incorporated by reference to Exhibit 4.31 to the Registrant’s Annual Report on Form 20-F (File No. 001-33725) filed with the SEC on March 15, 2012.

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICERS

Neil I. Jowell (1) (2) (3) Chairman, TGH; Chairman, Trencor Limited	Philip K. Brewer President and Chief Executive Officer, TGH

HEADQUARTERS

TEXTAINER GROUP

HOLDINGS LIMITED

Century House

16 Par-la-Ville Road

Hamilton HM08

Bermuda

ADMINISTRATIVE OFFICE

TEXTAINER EQUIPMENT

MANAGEMENT (U.S.) LIMITED

650 California Street, 16th Floor

San Francisco, CA 94108

Philip K. Brewer President and Chief Executive Officer, TGH	Robert D. Pedersen President and Chief Executive Officer, TEML

Dudley R. Cottingham (1) (2) (3)

Partner, Morris, Snelling & Company

James E. Hoelter (1) (2) (3)

Former President and Chief Executive Officer, TGH

Cecil Jowell

Director, Trencor Limited

Isam K. Kabbani

Chairman, The IKK Group

John A. Maccarone (2) (3)

Former President and Chief Executive Officer, TGH

James E. McQueen (1)

Financial Director, Trencor Limited

David M. Nurek (2) (3)

Executive, Investec Bank Limited

Hyman Shwiel (1) (2) (3)

Former Partner, Ernst & Young

Hilliard C. Terry, III Executive Vice President, Chief Financial Officer, TGH
Ernest J. Furtado Senior Vice President, Chief Accounting and Compliance Officer, TEML (U.S.)
Stefan Mackula Senior Vice President-Resale, TEML
	Anthony Sowry Senior Vice President, Corporate Operations and Acquisitions, TEML (U.S.)	OFFICES Bermuda Durban Hamburg Hong Kong London New York Port Kelang San Francisco Seoul Shanghai Singapore Sydney Taipei Yokohama
Wolfgang Geyer Regional Vice President-Europe, TEML
Vincent Mak Regional Vice President-South Asia, TEML
Masanori Sagara Regional Vice President-North Asia, TEML
Gregory W. Coan Vice President and Chief Information Officer, TEML (U.S.)
Daniel W. Cohen Vice President and General Counsel, TEML (U.S.)

Christopher C. Morris Vice President, TGH

Janet Ruggero Vice President, Marketing Administration, TEML (U.S.)

Adam H. Hopkin Secretary, TGH

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee